Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

As filed with the Securities and Exchange Commission on December 26, 2019

OFFERING CIRCULAR

BRIX REIT, Inc.

Up to $36,682,800 in Shares of Common Stock
Initial Offering Price of $5.00 per Share

BRIX REIT, Inc. (formerly “BRIX Student Housing REIT, Inc.”) is offering up to 7,336,560 shares of common stock for a price currently equal to $5.00 per share. We are selling our shares through a Tier 2 offering pursuant to Regulation A under the Securities Act, also known as “Reg A+”. There is no minimum total offering amount, and upon acceptance of subscriptions, we will immediately use the proceeds for the purposes described in this offering circular. 6,896,560 shares are being sold through the primary offering and 440,000 shares are being sold through our distribution reinvestment plan. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. On April 17, 2018, we qualified up to $50,000,000 in shares of our common stock for issuance. As of September 30, 2019, we have sold 2,663,440 shares, for total gross offering proceeds of approximately $13,317,200. Accordingly, as of September 30, 2019, the total maximum number of shares available for issuance is 7,336,560 for a total of $36,682,800.

We expect to use the net proceeds from this offering primarily to invest, directly or indirectly through investments in non-affiliated entities, in quality properties and other investments in locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities that meet our investment criteria. The property types we will seek to invest in include student housing properties, more traditional residential, multi-family properties, single-tenant income-producing retail and commercial properties such as quick service restaurants, grocery and convenience stores and fitness centers.

We will offer our shares of common stock in this offering utilizing an online investment platform www.brix-reit.com (the “Online Platform”) that allows investors to become equity holders in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Online Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents to invest online. We have elected to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2018.

We expect to offer common stock shares in this offering until we raise the maximum amount being offered, unless our board of directors terminates this offering at an earlier time. There is no minimum amount for this offering and shares will be issued as investor subscriptions are received and accepted. Subscriptions for less than 20 shares of our common stock will not be accepted. The per share purchase price for our common stock in this offering will be $5.00 per share, an amount that was arbitrarily determined at the commencement of this offering. Although we do not intend to list our common stock for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our stockholders with limited liquidity on an annual basis for their investment in our shares.

Effective October 28, 2019, we terminated our advisory agreement with our advisor and our sponsor, and we are currently internally managed. We continue to evaluate our management options, which could include entering into an advisory agreement with a subsidiary of RW Holdings NNN REIT, Inc. (“NNN REIT”), a real estate investment trust that is currently advised by a wholly owned subsidiary of our former sponsor, to conduct our operations, manage our portfolio of real estate properties and real estate-related assets and provide asset-management and other services to us. NNN REIT and certain other parties, including our former sponsor, are parties to a contribution agreement dated as of September 19, 2019 pursuant to which NNN REIT will acquire substantially all of the assets of our former sponsor and will become self-managed (the “NNN REIT Self-Management Transaction”). As of the date of this offering circular, the NNN REIT Self-Management Transaction has not been consummated. The NNN REIT Self-Management Transaction is expected to close in late December 2019 or early January 2020. The closing of the NNN REIT Self-Management Transaction is subject to the satisfaction or waiver of various closing conditions, and therefore we cannot assure you that the NNN REIT Self-Management Transaction will be consummated. In connection with consummation of the NNN REIT Self-Management Transaction, our board of directors may determine to enter into an advisory agreement with a subsidiary of NNN REIT, resulting in us again becoming externally managed. We cannot assure you whether our board of directors will determine to enter into an agreement with NNN REIT for external advisory and management services or that we will be successful in negotiating such an agreement with NNN REIT on acceptable terms or at all.

Investing in our common stock is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 11 to read about the more significant risks you should consider before buying our common stock. These risks include the following:

•	We have a limited operating history, and as of June 30, 2019, our total assets consisted of $2.1 million in cash, ownership of one retail property with total book value of $12.8 million and leased to 24 Hour Fitness, and approximately $5.5 million of investments in four unconsolidated entities that own student housing properties. In addition, subsequent to June 30, 2019, we acquired one additional retail property that is leased to Starbucks Corporation. We also rely upon the expertise of third-party property managers to manage select properties.

•	This is a “best efforts” offering. If we are unable to raise substantial funds in this offering, we may not be able to invest in a diverse portfolio of real estate and real estate-related investments, and the value of your investment may fluctuate more widely with the performance of specific investments.

•	This is a “blind pool” offering because, to date, we have acquired only two properties and have minority investments in four additional properties, and we have not identified a significant number of properties to acquire with the net proceeds from this offering. As a result, you will not be able to evaluate the economic merits of our future investments prior to their purchase. We may be unable to invest the net proceeds from this offering on acceptable terms to investors, or at all.

•	While we are currently internally managed, our board of directors continues to evaluate our management options and may enter into an advisory agreement with a subsidiary of NNN REIT in connection with the consummation of the NNN REIT Self-Management Transaction. We cannot provide assurances that our board of directors will determine to enter into an agreement with NNN REIT for external advisory and management services or that we will be successful in negotiating such an agreement with NNN REIT on acceptable terms or at all. In the event we become externally managed in the future, we would become dependent on the services of the external advisor and their affiliates to select our investments and conduct our operations and would also be obligated to pay certain fees and expenses to our advisor and their affiliates in connection with any advisory and management services they provide.

•	This offering is being made pursuant to recently adopted rules and regulations under Regulation A of the Securities Act of 1933, as amended, or the Securities Act. The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.

•	If we raise substantially less than the maximum offering amount or even if we raise the maximum amount, we may not be able to acquire a diverse portfolio of investments and the value of your shares may vary more widely with the performance of specific assets.

•	We may change our investment guidelines without stockholder consent, which could result in investments that are different from those described in this offering circular.

•	We have not established the offering price on an independent basis and it bears no relationship to the value of our assets. Our board of directors will determine the net asset value (“NAV”) per share on an annual basis using valuation methodologies that involve subjective judgments and estimates, commencing at the end of the calendar year after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which we anticipate will occur at the end of 2020 which is when we will have owned greater than a 50% interest in a property, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months. As a result, our NAV may not accurately reflect the actual prices at which our real estate assets and investments, including related liabilities, could be liquidated on any given day.

•	Our charter documents do not require us to pursue a transaction to provide liquidity to our stockholders by a specified date, nor do they require our advisor to list our shares for trading by a specified date. No public market currently exists for our shares, and we have no plans to list our shares on a national securities exchange. Consequently, you must be prepared to hold your shares for an indefinite length of time and, if you are able to sell your shares, you may have to sell them at a discount to their then-current market value.

•	If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level U.S. federal income tax and, as a result, our cash available for distribution to our stockholders and the value of our shares could materially decrease.

•	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant will remain for the entire period of their lease. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive cash distributions or appreciation of your investment.

•	There are significant restrictions and limitations on your ability to have any of your shares of our common stock repurchased under our share repurchase program and, if you are able to have your shares repurchased by us, the stated purchase price under the repurchase program, which is based on our offering price per share or, when determined, our most recently published NAV per share, could be less than the then-current fair market value of the shares. The repurchase price will also be discounted depending on how long you have held your shares.

The United States Securities and Exchange Commission (the “SEC”) does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in shares of our common stock.

	Price to the Public (1)	Underwriting Discounts and Commissions (2)	Proceeds to Us, Before Expenses (3)
Maximum Primary Offering (4)	$34,482,800	$266,897	$34,275,903
Per Share	$5.00	$0.04	$4.96
Maximum Distribution Reinvestment Plan (4)	$2,200,000	$-	$2,200,000
Per Share	$5.00	$-	$5.00

(1) The price per share is initially $5.00. Commencing at the end of the calendar year after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for purposes of a meaningful valuation, our board of directors will adjust the offering price of the shares on an annual basis to equal our net asset value (“NAV”) per share. Our board of directors generally anticipates that our real estate portfolio will sufficiently stabilize for purposes of a meaningful valuation at the end of 2020 which is when we will have owned greater than a 50% interest in a property, directly or through a joint venture or other investment vehicle, for a period of 12 months.

(2)	Investors will not pay upfront selling commissions in connection with the purchase of shares of our common stock. We also will not pay selling commissions to broker-dealers in connection with this offering. We will sell our shares of common stock to investors through North Capital Private Securities Corporation (“North Capital”), a registered broker-dealer and our dealer manager for this offering, utilizing the Online Platform. For providing compliance services as the dealer manager for this offering North Capital will receive an upfront monthly variable fee equal to 0.60% of the purchase price of each share of common stock sold in the primary offering and a maximum cap of $206,896.80, assuming the sale of 6,896,560 shares through the primary offering. We will also pay an accountable $10,000 due diligence fee that is refundable to the extent it is not incurred. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $2,500 and a monthly administrative fee of $500 for technology tools to facilitate the offering of securities. These technology fees are capped at $50,000 for any public offering. All fees payable to North Capital will be paid by us. See Plan of Distribution. This table does not reflect amounts we were required to reimburse our former sponsor prior to October 28, 2019 for organization and offering expenses in an amount not to exceed 3% of the aggregate gross offering proceeds from this offering. As of October 28, 2019, approximately $399,516 in organizational and offering expenses have been incurred by our former sponsor and its affiliates in connection with this offering, and we have reimbursed $399,516 to our former sponsor and affiliates. Following termination of the advisory agreement with our former sponsor and advisor effective October 28, 2019, we are responsible for paying all organization and offering expenses in connection with this offering.

(3)	Proceeds are calculated before deducting organization and offering expenses, which are payable by us and will be paid over time as they are incurred. The net proceeds to us, after the payment of fees to the dealer manager and other organization and offering expenses, is expected to be not less than $4.85 per share.

(4)

Assumes that we sell 6,896,560 shares of common stock in the primary offering and 440,000 shares of common stock pursuant to our distribution reinvestment plan. On April 17, 2018, we qualified up to $50,000,000 in shares of our common stock for issuance, including up to 9,400,000 shares for sale through the primary offering and 600,000 shares for sale through our distribution reinvestment plan. As of September 30, 2019, we have sold 2,663,440 shares, for total gross offering proceeds of approximately $13,317,200, and the total maximum number of shares available for issuance is 7,336,560 for total gross offering proceeds of $36,682,800, including shares offered pursuant to our distribution reinvestment plan. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan.

North Capital, a registered broker-dealer, will serve as the dealer manager of this offering and will offer shares of our common stock on a “best efforts” basis. The minimum initial investment is at least 20 shares of common stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the SEC Registration Statement on Form S-11 disclosure format.

BRIX REIT, Inc.
3090 Bristol Street, Suite 550
Costa Mesa, California 92626
www.brix-reit.com

Offering Circular Dated December 23, 2019

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments or have other material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Where You Can Find More Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on the Online Platform website, www.brix-reit.com. The contents of the Online Platform website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

The registered broker-dealer through which we are selling shares of common stock in this offering must make every reasonable effort to determine that the purchasers of shares in this offering are “qualified purchasers” based on information and representations provided by the stockholder regarding the stockholder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

i

TABLE OF CONTENTS

ii

FEDERAL AND STATE LAW EXEMPTIONS AND PURCHASE RESTRICTIONS

Our common stock is being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, also known as “Reg A+”, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our common stock offered hereby are offered and sold only to “qualified purchasers” or at a time when our common stock is listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D; and (ii) all other investors so long as their investment in our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our common stock is being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common stock does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.	an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person; or

2.	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

In addition to satisfying the foregoing minimum investor suitability standards, we require that a purchaser of shares of our common stock be a U.S. Person. For this purpose, “U.S. Person” is defined consistent with the meaning in Regulation S promulgated under the Securities Act and means a person who meets any of the following criteria:

•	a natural person resident in the United States of America;

•	a partnership or corporation organized or incorporated under the laws of the United States of America;

•	an estate of which any executor or administrator is a U.S. Person;

•	a trust of which any trustee is a U.S. Person;

•	an agency or branch of a foreign entity located in the United States of America;

•	a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person;

•	a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States of America; or

•	a partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction; and (B) formed by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

As a condition to an investor’s investment in us, each investor will be required to sign a subscription agreement that will, among other things, contain representations consistent with the foregoing.

iii

OFFERING CIRCULAR SUMMARY

This offering circular summary highlights material information contained elsewhere in this offering circular. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular, as supplemented, carefully, including the “Risk Factors” section, and the information incorporated by reference herein, including the financial statements, before making a decision to invest in our common stock.

What is BRIX REIT, Inc.?

BRIX REIT, Inc. is a Maryland corporation, incorporated on October 30, 2017, that has elected to qualify to be taxed as a real estate investment trust, or REIT, beginning with the taxable year ended December 31, 2018. We expect to use a substantial amount of the net proceeds from this offering to primarily invest, directly or indirectly through investments in non-affiliated entities, in properties and investments that meet our acquisition criteria that include quality student housing properties, more traditional residential, multi-family properties, single-tenant income-producing retail and commercial properties such as quick service restaurants, convenience stores, grocery stores, fitness centers, and other investments in locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.

In addition to student housing and other residential properties, our investment targets will include the following retail and commercial properties located near colleges and universities or other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities:

•	quick service restaurants, along with other casual dining concepts (“QSR”) such as Starbucks, McDonalds, Burger King, El Pollo Loco, Chick-fil-A, Mod Pizza, Kentucky Fried Chicken, Chili’s, Applebee’s, Buffalo Wild Wings, Panera Bread, Olive Garden and BJ’s Restaurant;

•	convenience stores, which may or may not include a gas station component, such as 7-Eleven; Circle K; Speedway; Casey’s; Murphy USA; ampm; Kwik Shop; Pilot; ExtraMile; Wawa; QuikTrip; Cumberland Farms; Sheetz; RaceTrac; and Kum & Go; and grocery stores such as Albertsons; Kroger; SuperValu; Meijer; Natural Grocers; Schnucks; Winn-Dixie; Whole Foods; Sprouts Framers Market; and Aldi, (grocery and convenience stores are referred to collectively as “GC-Stores”).

•	fitness centers (“FC”) such as LA Fitness, 24 Hour Fitness, Planet Fitness and Crossfit; and

•	youth-oriented fixed income and equity securities investments.

Our goal is to generate a relatively predictable and stable current stream of income for investors and the potential for long-term capital appreciation in the value of our properties. We may make our investments through the acquisition of individual assets, through joint venture or joint property ownership with related or third party property owners, or through acquisitions of equity interests in other REITs or real estate companies.

As of September 30, 2019, we own (i) two retail properties (comprising a 36,000 sq. ft. property located in Fort Worth, Texas, leased to 24-Hour Fitness USA, Inc., which we acquired in June 2019 for $12,375,000, and a 2,100 sq. ft. property located in Manhattan, Kansas leased to Starbucks Corporation, which we acquired in September 2019 for $1,808,128), and (iii) four minority investments in Delaware Statutory Trusts or limited liability companies which own student housing near a major university. These minority investments consist of: (1) a 31.6% interest in a 518-bed student housing condominium development located adjacent to Iowa State University in Ames, Iowa that we acquired for $5.5 million in April 2018; (2) a less than 1.0% interest in a 472-bed student housing property located adjacent to the University of Texas at San Antonio that we acquired for $75,000 in September 2018; (3) a 1.0% interest in a 428-bed student housing property located near the University of Illinois at Urbana-Champaign in Champaign, Illinois that we acquired for $200,000 in December 2018; and (4) a 1.0% interest in a 182-bed student housing property located near the University of Texas in Austin that we acquired for $132,000 in January 2019. See Properties and Investments.

Effective October 28, 2019, we terminated our advisory agreement with our advisor and our sponsor, and we are currently internally managed. In connection with the termination of our advisory agreement, no termination fee will be payable to our former advisor and we have no other remaining outstanding obligations to our former sponsor or advisor. Our employees, including our Chief Executive Officer, are responsible for performing all of our administrative functions and operations and for identifying all of our prospective property acquisitions. One of our employees is also directly responsible for providing investor relations services to us. All costs to us related to employing such persons and other organization and offering costs in connection with this offering will be paid by us for as long as we remain internally managed. In addition, depending on the properties acquired, day-to-day property management may be performed by experienced recognized property management companies that provide property management services in the areas where our properties are located.

While we are currently internally managed, we continue to evaluate our management options, which could include entering into an advisory agreement with a subsidiary of NNN REIT, a real estate investment trust that is currently advised by a wholly owned subsidiary of our former sponsor, to conduct our operations, manage our portfolio of real estate properties and real estate-related assets and provide asset-management and other services to us. NNN REIT and certain other parties, including our former sponsor, are parties to a contribution agreement dated as of September 19, 2019 pursuant to which NNN REIT will acquire substantially all of the assets of our former sponsor and will become self-managed (the “NNN REIT Self-Management Transaction”). As of the date of this offering circular, the NNN REIT Self-Management Transaction has not been consummated. The NNN REIT Self-Management Transaction is expected to close in late December 2019 or early January 2020. The closing of the NNN REIT Self-Management Transaction is subject to the satisfaction or waiver of various closing conditions, and therefore we cannot assure you that the NNN REIT Self-Management Transaction will be consummated. In connection with consummation of the NNN REIT Self-Management Transaction, our board of directors may determine to enter into an advisory agreement with a subsidiary of NNN REIT, resulting in us again becoming externally managed. We cannot assure you whether our board of directors will determine to enter into an agreement with NNN REIT for external advisory and management services or that we will be successful in negotiating such an agreement with NNN REIT on acceptable terms or at all. In the event that we become externally managed in the future, we will become dependent on the services of the external advisor and their affiliates to select our investments and conduct our operations and will also be obligated to pay certain fees and expenses to our advisor and their affiliates in connection with any advisory and management services they provide. We will provide disclosure in one or more supplements to this offering circular in the event our board of directors determines in the future to enter into an advisory agreement with a subsidiary of NNN REIT or any other external advisor.

Our office is located at 3090 Bristol Street, Suite 550, Costa Mesa, California, 92626. Our telephone number is (885) 742-4862, and our website address is www.brix-reit.com.

Who is selling your shares?

We intend to sell the shares to investors through North Capital Private Securities Corporation (“North Capital”), our dealer manager for this offering and a registered broker dealer. We will offer our shares of common stock in this offering utilizing the Online Platform. Investors will not pay upfront selling commissions in connection with the purchase of our shares of common stock. Any required fees payable to North Capital will be paid by us. In addition, for as long as we remain internally managed, we will pay all organization and offering expenses in connection with this offering, and we ceased reimbursing our former advisor for such expenses effective October 28, 2019 in connection with the termination of the advisory agreement with our former advisor and sponsor. No dealer manager fees, selling commissions or other fees or expenses will be paid with respect to shares of our common stock sold through our distribution reinvestment plan. See Plan of Distribution.

What is a REIT?

In general, a REIT is an entity that:

•	combines the capital of many investors to acquire or provide financing for real estate investments;

•	allows individual investors to invest in a professionally managed, large-scale, diversified portfolio of real estate assets;

•	pays distributions to investors of at least 90% of its annual REIT taxable income (computed without regard to the distributions-paid deduction and excluding net capital gain); and

•	avoids the “double taxation” treatment of income that normally results from investments in a corporation because a REIT is not generally subject to federal corporate income taxes on that portion of its income distributed to its stockholders, provided certain income tax requirements are satisfied.

However, under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, REITs are subject to numerous organizational and operational requirements. If we fail to qualify for taxation as a REIT in any year after electing REIT status, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Are there any risks involved in an investment in our shares?

Investing in our common stock involves varying degrees of risk, including elements of high risk. You should purchase shares of our common stock only if you can afford a complete loss of your investment. You should carefully review the “Risk Factors” section of this offering circular, which contains a detailed discussion of the material risks that you should consider before you invest in our common stock. These risks include the following high-risk factors:

•	We have a limited operating history, and as of June 30, 2019, our total assets consisted of $2.1 million in cash, ownership of one retail property with total book value of $12.8 million and leased to 24 Hour Fitness, and approximately $5.5 million of investments in four unconsolidated entities that own student housing properties. In addition, subsequent to June 30, 2019, we acquired one additional retail property that is leased to Starbucks Corporation. We also rely upon the expertise of third-party property managers to manage select properties.

•	This is a “best efforts” offering. If we are unable to raise substantial funds in this offering, we may not be able to invest in a diverse portfolio of real estate and real estate-related investments, and the value of your investment may fluctuate more widely with the performance of specific investments.

•	We are a “blind pool” because, to date, we have acquired only two properties and have minority investments in four additional properties and we have not identified a significant number of properties to acquire with the net proceeds from this offering. As a result, you will not be able to evaluate the economic merits of our future investments prior to their purchase. We may be unable to invest the net proceeds from this offering on acceptable terms to investors, or at all.

•	While we are currently internally managed, our board of directors continues to evaluate our management options and may enter into an advisory agreement with a subsidiary of NNN REIT in connection with the consummation of the NNN REIT Self-Management Transaction. We cannot provide assurances that our board of directors will determine to enter into an agreement with NNN REIT for external advisory and management services or that we will be successful in negotiating such an agreement with NNN REIT on acceptable terms or at all. In the event we become externally managed in the future, we will become dependent on the services of the external advisor and their affiliates to select our investments and conduct our operations and will also be obligated to pay certain fees and expenses to our advisor and their affiliates in connection with any advisory and management services they provide.

•	This offering is being made pursuant to recently adopted rules and regulations under Regulation A of the Securities Act of 1933, as amended, or the Securities Act. The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.

•	If we raise substantially less than the maximum offering amount or even if we raise the maximum amount, we may not be able to acquire a diverse portfolio of investments and the value of your shares may vary more widely with the performance of specific assets.

•	We may change our investment guidelines without stockholder consent, which could result in investments that are different from those described in this offering circular.

•	We have not established the offering price on an independent basis and it bears no relationship to the value of our assets. Our board of directors will determine the net asset value (“NAV”) per share on an annual basis using valuation methodologies that involve subjective judgments and estimates, commencing at the end of the calendar year after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which we anticipate will occur at the end of 2020 when we will have owned greater than a 50% interest in a property, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months. As a result, our NAV may not accurately reflect the actual prices at which our real estate assets and investments, including related liabilities, could be liquidated on any given day.

•	Our charter documents do not require us to pursue a transaction to provide liquidity to our stockholders by a specified date, nor do they require us to list our shares for trading by a specified date. No public market currently exists for our shares, and we have no plans to list our shares on a national securities exchange. Consequently, you must be prepared to hold your shares for an indefinite length of time and, if you are able to sell your shares, you may have to sell them at a discount to their then-current market value.

•	If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level U.S. federal income tax and, as a result, our cash available for distribution to our stockholders and the value of our shares could materially decrease.

•	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant will remain for the entire period of their lease. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive cash distributions or appreciation of your investment.

•	There are significant restrictions and limitations on your ability to have any of your shares of our common stock repurchased under our share repurchase program and, if you are able to have your shares repurchased by us, the stated purchase price under the repurchase program, which is based on our offering price per share or, when determined, our most recently published NAV per share, could be less than the then-current fair market value of the shares. The repurchase price will also be discounted depending on how long you have held your shares.

Will you use leverage?

Yes. We expect that our debt financing and other liabilities, excluding the use of any acquisition lines of credit, will be up to 75% of the cost of all of our real estate investments and other tangible assets (before deducting depreciation or other non-cash items). This is our target leverage, and we intend to limit our leverage to 75% of the cost of acquiring our tangible assets (excluding the use of any acquisition line of credit and before deducting depreciation or other non-cash items). This is an overall target. Our borrowings on one or more individual properties may exceed 75% of their individual cost, so long as our overall leverage does not exceed 75% of the cost of all of its real estate investments and other tangible assets, before deducting depreciation and other non-cash items and without taking into account borrowings relating to properties that are initially acquired under a revolving credit facility or similar agreement. We may exceed the 75% limit if a majority of our conflicts committee approves each borrowing in excess of this limitation and we disclose such borrowing to our stockholders in our next current, semi-annual or annual report with an explanation from our conflicts committee of the justification for the excess borrowing. There is no limitation on the amount we may borrow for the purchase of any single asset.

Except with respect to the 75% borrowing limit referenced above, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include: then-current economic conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties and other investments to generate sufficient cash flow to cover debt service requirements and other similar factors.

How will you structure the ownership and operation of your assets?

We plan to own substantially all of our assets and conduct our operations through wholly-owned special purpose subsidiaries. We intend to present our financial statements on a consolidated basis.

The following chart illustrates our ownership structure:

Investors
BRIX REIT, Inc.
(A Maryland Corporation)
31.6%
0.5%
1.0%
1.0%
100%
100%
ACA Stadium View Student Housing DST
AC PRADO, LLC
ACA Illinois Tier 1 Student Housing DST
AC Villas, LLC
RU Old Denton Road Fort Worth TX, LLC
RU Anderson Avenue Manhattan KS, LLC
100%
100%
100%
100%
100%
100%
Stadium View Suites
Prado at University of Texas San Antonio
212 East
Villas on 26th
24 Hour Fitness
Starbucks

If I buy shares, will I receive distributions and how often?

We intend to pay distributions on a monthly basis. The rate is determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. Our board of directors has not pre-established a percentage range of return for distributions to stockholders. We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Generally, our policy is to pay distributions from operations. Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Risk Factors” in this offering circular. If our cash flow from operations decreases in the future, the level of our distributions may also decrease.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles, or GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. See U.S. Federal Income Tax Considerations — Taxation of our REIT — Annual Distribution Requirements. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Will the distributions I receive be taxable as ordinary income?

Unless your investment is held in an IRA or other qualified tax-exempt account or we designate certain distributions as capital gain dividends, distributions that you receive generally will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. The portion of your distribution in excess of current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the tax basis of your investment, rather than result in current tax, until your basis is reduced to zero. Return of capital distributions made to you in excess of your tax basis in our common stock will be treated as sales proceeds from the sale of our common stock for U.S. federal income tax purposes. Distributions we designate as capital gain dividends will generally be taxable at long-term capital gains rates for U.S. federal income tax purposes. However, because each investor’s tax considerations are different, we recommend that you consult with your tax advisor.

May I reinvest my distributions in shares of BRIX REIT?

Yes, unless our board of directors, in its discretion, has suspended the distribution reinvestment plan for any reason. You may participate in our distribution reinvestment plan by checking the appropriate box on the subscription agreement or by filling out an enrollment form we will provide to you at your request. Common stockholders may elect to have all or a portion of their dividends and other distributions reinvested in additional shares of our common stock in lieu of receiving cash distributions. No selling commissions or dealer manager fees will be paid on shares sold under the distribution reinvestment plan.

Participants in the distribution reinvestment plan will acquire our common stock at a price per share equal to $5.00 per share or, when determined by our board of directors, the most recently published net asset value, or “NAV,” per share.

We may amend or terminate our distribution reinvestment plan for any reason at any time upon ten days’ notice to the participants. We may provide notice by including such information (i) in documents publicly filed with the SEC or, (ii) in a separate mailing to the participants in the plan.

As of the date of this offering circular, our distribution reinvestment plan is temporarily suspended. Future distributions by us will be paid in cash until such time, if any, that our board of directors approves the reinstatement of the distribution reinvestment plan.

Will you register as an investment company?

We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. We recently completed the acquisition of a fitness center property that now classifies us as a real estate operating company not required to register under the Investment Company Act. See Properties and Investments—Property Acquisitions.

What kind of offering is this?

We are offering shares of our common stock on a “best efforts” basis including pursuant to our distribution reinvestment plan at a price currently equal to $5.00 per share or at a price equal to a later-determined NAV. When shares are offered on a “best efforts” basis, the offeror is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. Therefore, we may not sell all of the shares that we are offering.

This offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, as a Tier 2 or “Reg A+” offering, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. Further, the acceptance of subscriptions may be briefly paused at times to allow us to effectively and accurately process and settle subscriptions that have been received.

How exact will the calculation of the NAV per share be?

Our goal is to provide a reasonable estimate of the NAV per share of our common stock as of the end of each calendar year, commencing at the end of the year that we have acquired a sufficient number of properties that would allow the calculation of a meaningful NAV, which we anticipate will occur after we have owned greater than a 50% interest in a property, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months. Our independent valuation firm and internal accountants’ valuation of our real estate assets is subject to a number of judgments and assumptions that may not prove to be accurate. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we intend to evaluate and provide our NAV per share on an annual basis following the initial calculation, our NAV per share may fluctuate daily, so that the NAV per share in effect for any calendar year may not reflect the precise amount that might be paid for your shares in a market transaction on any given day of that year. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. See Valuation Policies.

How is an investment in your common stock different from investing in shares of a listed REIT?

The fundamental difference between our common stock and that of a listed REIT is the daily liquidity available with a listed REIT. Although we have adopted a redemption plan that generally allows investors to redeem shares, for investors with a short-term investment horizon, a listed REIT may be a better alternative than investing in our common stock. However, we believe our shares are an alternative way for investors to deploy capital into a diversified pool of real estate assets, with a lower correlation to the general stock market than listed REITs.

How is an investment in your common stock different from investing in shares of other real estate investment opportunities offered on similar online investment platforms?

We expect to be one of the few non-exchange traded REITs offering securities directly to all potential investors primarily over the internet. Currently, the Online Platform and other similar online investment platforms typically offer individual property investments as private placements to accredited investors only. We intend to own a more diversified portfolio, with certain tax advantages unique to REITs, that is accessible to both accredited and non-accredited qualified investors at a low investment minimum.

How will you use the proceeds raised in this offering?

The following table sets forth information about how we intend to use the proceeds raised in this offering assuming that we sell (1) the midpoint of 3,668,280 shares of common stock in the primary offering and no sales of shares in the distribution reinvestment plan and (2) the maximum of 7,336,560 shares of common stock in the primary offering and no sales of shares in the distribution reinvestment plan. We may reallocate the shares of our common stock we are offering between the primary offering and the distribution reinvestment plan.

Many of the amounts set forth below represent management’s best estimate since they cannot be precisely calculated at this time. The actual amount of dealer manager fees will vary from the estimated amounts shown because the specific amounts of shares of our common stock that we sell is uncertain. The actual amount of organization and offering expenses we pay in connection with this offering will also vary based on the actual expenses we incur in connection with this offering and will also depend on whether we remain internally managed. In no event may the total organization and offering expenses (including dealer manager fees) exceed 15% of the aggregate gross proceeds raised in this offering when terminated or completed.

We expect to use the net proceeds from this offering for investments, including costs and fees associated with such investments. We also expect to use a portion of the net proceeds of this offering for general corporate purposes, including, but not limited to: the repurchase of shares under our share repurchase program; capital expenditures, tenant improvement costs and leasing costs related to our real estate properties; reserves required by any financings of our real estate investments; the repayment of debt; the funding of stockholder distributions; and to provide liquidity to our stockholders pursuant to our share repurchase program.

	Midpoint Offering (3,668,280 shares)		Maximum Offering (1) (7,336,560 shares)
	Amount	Percent	Amount	Percent
Gross offering proceeds (assumes an initial offering price of $5.00 per share)	$18,341,400	100.0%	$36,682,800	100.0%
Less Offering Expenses:
Dealer manager fees (2)	128,390	0.7%	266,897	0.7%
Organization and offering expenses (3)	458,535	2.5%	898,002	2.5%
Net offering proceeds (4)	$17,754,475	96.8%	$35,517,901	96.8%

(1)	On April 17, 2018, we qualified up to $50,000,000 in shares of our common stock for issuance. As of September 30, 2019, we have sold 2,663,440 shares, for total gross offering proceeds of approximately $13,317,200. Accordingly, as of September 30, 2019, the total maximum number of shares available for issuance is 7,336,560.

(2)	Investors will not pay upfront selling commissions in connection with the purchase of shares of our common stock. We also will not pay selling commissions to broker-dealers in connection with this offering. We will sell our shares of common stock to investors through North Capital, a registered broker-dealer and our dealer manager for this offering, utilizing the Online Platform. For providing compliance services as the dealer manager for this offering North Capital will receive an upfront monthly variable fee equal to 0.60% of the purchase price of each share of common stock sold in the primary offering and a maximum cap of $206,896.80, assuming the sale of 6,896,560 shares through the primary offering. We will also pay an accountable $10,000 due diligence fee that is refundable to the extent it is not incurred. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $2,500 and a monthly administrative fee of $500 for technology tools to facilitate the offering of securities. These technology fees are capped at $50,000 for any public offering. All fees payable to North Capital will be paid by us. See Plan of Distribution.

(3)	Represents our estimates of organization and offering expenses expected to be incurred in connection with this offering (other than dealer manager fees). Following termination of the advisory agreement with our former sponsor and advisor effective October 28, 2019, we will pay all organization and offering costs incurred in connection with this offering for as long as we remain internally managed. Prior to such date, we reimbursed our former sponsor for organization and offering expenses in an amount not to exceed 3% of the aggregate gross offering proceeds from this offering. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) all marketing related costs and expenses; (ii) personnel employed for the purpose of and in connection with the offering and to respond to inquiries from prospective stockholders (including salaries, payroll taxes, benefits and other related expenses); and (iii) facilities and technology costs, insurance expenses and other costs and expenses associated with this offering and marketing of our shares.

(4)	We are currently internally managed. Prior to the termination of the advisory agreement with our former sponsor and advisor effective October 28, 2019, we were required to pay certain compensation and fees to our advisor and its affiliates to manage our day-to-day affairs and our portfolio of real estate investments. See Management—Compensation to our Former Sponsor and Affiliates. Our board of directors continues to evaluate our management options and may enter into an advisory agreement with a subsidiary of NNN REIT in connection with the consummation of the NNN REIT Self-Management Transaction. We cannot provide assurances that our board of directors will determine to enter into an agreement with NNN REIT for external advisory and management services or that we will be successful in negotiating such an agreement with NNN REIT on acceptable terms or at all. In the event we become externally managed in the future, we would be obligated to pay certain fees and expenses to our advisor and their affiliates in connection with any advisory and management services they provide.

The table above assumes all of the proceeds raised in this offering will be pursuant to the sale of shares of our common stock in the primary offering. However, we expect to sell a portion of our shares of common stock in this offering pursuant to our distribution reinvestment plan and, as of September 30, 2019, we have sold 79,582 shares for gross offering proceeds of approximately $397,910 pursuant to our distribution reinvestment plan. We will not pay selling commissions or dealer manager fees on any sale of shares of our common stock pursuant to our distribution reinvestment plan. We expect to use any distribution reinvestment plan proceeds for the same purposes described above. We cannot predict with any certainty how much, if any, distribution reinvestment plan proceeds will be available for specific purposes. Further, while we are currently internally managed, our board of directors continues to evaluate our management options. Accordingly, in the event we become externally managed in the future and to the extent proceeds from our distribution reinvestment plan are used for investments in real estate properties and real estate-related assets, sales under our distribution reinvestment plan could result in greater fee income for our advisor because of acquisition fees and other fees.

How long will this offering last?

We expect to sell the shares of common stock offered in our primary offering and pursuant to our distribution reinvestment plan until we raise the maximum amount being offered, unless terminated by us at an earlier time. We reserve the right to terminate this offering and our distribution reinvestment plan offering for any reason at any time. We also reserve the right to reallocate the shares offered between our primary offering and our distribution reinvestment plan.

Who can buy shares?

Generally, you may purchase shares if you are a “qualified purchaser” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include:

•	“accredited investors” under Rule 501(a) of Regulation D; and

•	all other investors so long as their investment in our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

However, our shares are being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common stock does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor”.

Net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A. Please refer to the section above entitled “State Law Exemption and Purchase Restrictions” for more information.

In addition, we require that each purchaser of shares of our common stock be a U.S. Person (as defined consistent with the meaning in Regulation S promulgated under the Securities Act). Please refer to the section above entitled “State Law Exemption and Purchase Restrictions” for more information.

Who might benefit from an investment in our shares?

An investment in our shares may be beneficial for you if you meet the minimum suitability standards described in this offering circular, seek to diversify your personal portfolio with a real estate-based investment, seek to receive current income, seek to preserve capital, and seek to obtain the benefits of potential long-term capital appreciation. However, investing in our common stock involves certain risks, and you should carefully consider the investment risks contained in “Risk Factors” before deciding whether to invest.

Is there any minimum investment required?

Yes. You must initially purchase at least 20 shares of our common stock to participate in this offering. If you have satisfied the applicable minimum purchase requirement, there is no minimum purchase required to purchase additional shares in this offering, including pursuant to our distribution reinvestment plan.

Are there any special restrictions on the ownership or transfer of shares?

Yes. Our charter contains restrictions on the ownership of our shares that prevent any one person from owning more than 9.8% of our aggregate outstanding shares unless exempted by our board of directors. These restrictions are designed to enable us to comply with ownership restrictions imposed on REITs by the Internal Revenue Code.

Are there any special considerations that apply to employee benefit plans subject to ERISA or other retirement plans that are investing in shares?

Yes. The section of this offering circular entitled “ERISA Considerations” describes the effect the purchase of shares will have on individual retirement accounts and retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and/or the Internal Revenue Code. ERISA is a federal law that regulates the operation of certain tax-advantaged retirement plans. Any retirement plan trustee or individual considering purchasing shares for a retirement plan or an individual retirement account should carefully read that section of the offering circular.

We may make some investments that generate “excess inclusion income” which, when passed through to our tax-exempt stockholders, can be taxed as unrelated business taxable income (“UBTI”) or, in certain circumstances, can result in a tax being imposed on us. Although we do not expect the amount of such income to be significant, there can be no assurance in this regard.

May I make an investment through my IRA, SEP or other tax-deferred account?

Yes. You may make an investment through your individual retirement account (“IRA”), a simplified employee pension (“SEP”) plan or other tax-deferred account. See Plan of Distribution—Purchases by Retirement Accounts.

In making these investment decisions, you should consider, at a minimum, (i) whether the investment is in accordance with the documents and instruments governing your IRA, plan or other account; (ii) whether the investment is consistent with the fiduciary and other obligations associated with your IRA, plan or other account; (iii) whether the investment will generate an unacceptable amount of UBTI for your IRA, plan or other account; (iv) whether you will be able to comply with the requirements under ERISA and the Internal Revenue Code that you value the assets of the IRA, plan or other account annually; and (v) whether the investment would constitute a prohibited transaction under applicable law.

How do I subscribe for shares?

If you choose to purchase shares in this offering, you will need to complete and sign a subscription agreement on our website, www.brix-reit.com, or alternatively in the form attached to this offering circular as Appendix A for a specific number of shares and pay for the shares at the time of your subscription.

If I buy shares in this offering, how may I sell them later?

We provide a share repurchase program for stockholders who wish to sell their shares. As of the date of this offering circular, our share repurchase program is temporarily suspended. The share repurchase program will remain suspended until such time as our board of directors, in its discretion, may approve the reinstatement of the share repurchase program.

At such time as our board of directors approves the reinstatement of the share repurchase program, the program is subject to the following limitations and procedures:

No requests for repurchase under the share repurchase program will be accepted until 90 days after the shares have been issued to the applicable stockholder, except for shares acquired pursuant to our distribution reinvestment plan or automatic investment program if the stockholder submitting the repurchase request has held their initial investment for at least 90 days. In addition, if, as a result of a request for repurchase, a stockholder will own less than 10 shares of our common stock, we reserve the right to repurchase all of the shares owned by such stockholder.

The share repurchase price at any given time will equal 97% of the most recently published NAV (and if none, then $5.00 per share) if the shares are owned for less than one year; 98% of the most recently published NAV (and if none, then $5.00 per share) if the shares are owned less than two years but greater than one year; 99% of the most recently published NAV (and if none, then $5.00 per share) if the shares are owned for less than three years but greater than two years; and 100% of the most recently published NAV (and if none, then $5.00 per share) if the shares are held for at least three years. Stockholders who wish to avail themselves of the share repurchase program must notify us by three business days before the end of the month for their shares to be repurchased by the third business day of the following month. The share repurchase program provides that share repurchases may be funded by (a) distribution reinvestment proceeds, (b) the prior or future sale of shares, (c) indebtedness, including a line of credit and traditional mortgage financing, and (d) asset sales.

However, we will only repurchase shares if, in the opinion of our board of directors, we have sufficient available cash with which to repurchase shares and at the same time maintain our then-current plan of operation. Our board may amend, suspend or terminate our share repurchase program upon 30 days’ notice to stockholders.

Our charter does not require us to pursue a transaction to provide liquidity to our stockholders by a specified date, nor does our charter require us to list our shares for trading by a specified date. Our charter does not require us to ever provide a liquidity event to our stockholders. No public market currently exists for our shares, and we have no plans to list our shares on a national securities exchange. Consequently, you must be prepared to hold your shares for an indefinite length of time and, if you are able to sell your shares, you may have to sell them at a discount to their then-current market value.

Will there be any limits on my ability to sell my shares in the repurchase program?

Yes. While we designed our share repurchase program to allow stockholders to request the repurchase of their shares on a monthly basis, we need to impose limitations on the total amount of net repurchases during any 12-month period. Therefore, the share repurchase program currently provides that the number of shares that may be redeemed is limited to 20% of the weighted average number of shares of common stock outstanding during the prior 12 months. In addition, no requests for repurchase under the share repurchase program will be accepted until 30 days after the shares have been issued to the applicable stockholder, except for shares acquired pursuant to our distribution reinvestment plan or automatic investment program if the stockholder submitting the repurchase request has held their initial investment for at least 90 days. See Description of Shares—Share Repurchase Program for more details.

Will I be charged upfront selling commissions?

No. Investors will not pay upfront selling commissions as part of the price per share purchased in this offering. We will sell our shares of common stock to investors through North Capital, a registered broker-dealer and our dealer manager for this offering, utilizing the Online Platform. For providing compliance services as the dealer manager for this offering North Capital will receive an upfront monthly variable fee equal to 0.60% of the purchase price of each share of common stock sold in the primary offering and a maximum cap of $206,896.80, assuming the sale of 6,896,560 shares through the primary offering. We will also pay an accountable $10,000 due diligence fee that is refundable to the extent it is not incurred. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $2,500 and a monthly administrative fee of $500 for technology tools to facilitate the offering of securities. These technology fees are capped at $50,000 for any public offering. All fees payable to North Capital will be paid by us.

Who will pay our organization and offering costs?

Currently, we will pay all organization and offering costs incurred in connection with our offering and will continue to do so for as long as we remain internally managed. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) all marketing related costs and expenses; (ii) personnel employed for the purpose of and in connection with the offering and to respond to inquiries from prospective stockholders (including salaries, payroll taxes, benefits and other related expenses); and (iii) facilities and technology costs, insurance expenses and other costs and expenses associated with this offering and marketing of our shares.

Will I be notified of how my investment is doing?

Yes, we will provide you with periodic updates on the performance of your investment in us, including:

•	current periodic reports;

•	semi-annual financial reports;

•	an annual financial report; and

•	supplements or amendments to the offering circular.

We will provide this information to you via one or more of the following methods, in our discretion and with your consent, if necessary: posting on our website and on your personal dashboard on our website at www.brix-reit.com, U.S. mail or other courier; electronic delivery; or in a filing with the SEC. Additional information can also be found on our website or on the SEC’s website, www.sec.gov.

When will I get my detailed tax information?

Your Form 1099-DIV tax information will be mailed by January 31 of each year.

Who can help answer my questions about this offering?

If you have more questions about this offering, please contact:

BRIX REIT, INC.
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626
(855) 742-4862
www.brix-reit.com

You can also submit your inquiries to us at info@brix-reit.com.

RISK FACTORS

Investing in our common stock involves certain risks. You should carefully consider the following risk factors, and those contained in any supplement to this offering circular, and all other information contained in this offering circular as supplemented before purchasing our common stock. If any of the following risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the value of our common stock may decline, and you could lose some or all of your investment.

High Risks Related to the Start-up Nature of our Business

As a newly established business, investing in our common stock involves high risks that are not present in other companies, including other real estate investment trusts, that have an established investment portfolio and operating history. These high-risk factors include the following.

We have a limited operating history and established financing sources.

This is an initial public offering; we have limited operating history, and you should not rely upon the past performance of other real estate investment programs sponsored by our sponsor to predict our future results. We were incorporated in the State of Maryland on October 30, 2017. As of September 30, 2019, we own two retail properties and have made four minority investments in real estate entities and have limited independent financing.

You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like us, in their early stage of development. To be successful in this market, we must, among other things:

•	identify and acquire investments that further our investment objectives;

•	increase awareness of the “Brix” name within the investment products market;

•	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations;

•	respond to competition for our targeted real estate properties and other investments as well as for potential investors; and

•	continue to build and expand our operational structure to support our business.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause you to lose money.

This is a “best efforts” offering. If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment will fluctuate with the performance of the specific properties we acquire.

This offering is being made on a “best efforts” basis, meaning that North Capital, a registered broker-dealer and our dealer manager for this offering, is only required to use best efforts to sell our shares and has no firm commitment or obligation to purchase any of the shares. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a broadly diversified property portfolio. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the number of investments owned, the types of investments that we make, and the geographic regions in which our investments are located. In such event, the likelihood of our profitability being affected by the performance of any one of our investments will increase. Additionally, we are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. Your investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of investments. Further, we will have certain relatively fixed third party expenses such as legal, tax and audit, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds could increase our fixed third party expenses as a percentage of gross income, potentially reducing our net income and cash flow and potentially limiting our ability to make distributions.

Because we are limited in the amount of funds we can raise, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

This offering is being made on a “best efforts” basis and we began to invest net proceeds from this offering in April 2018. Further, under Regulation A, we are only allowed to raise up to $50,000,000 in any 12-month period (although we may raise capital in other ways). We expect the size of the investments that we will make will average about $5 million to $40 million per asset. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a diversified portfolio of properties and investments, even if we are successful in raising the maximum offering amount. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number and size of the investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. Your investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of properties and investments. Further, we will have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Because our stockholders will not have the opportunity to evaluate the investments we may make before we make them, we are considered to be a blind pool. We may make investments with which our stockholders do not agree.

As of the date of this offering circular, we have acquired minority interests in the four (4) real estate investments described below in “Properties and Investments—Current Investments” and two (2) real estate properties that are described below in “Properties and Investments—Property Acquisitions.” We do not currently have any other properties or investments under contract that are reasonably probable of being acquired or originated with the proceeds from this offering. As a result, we are not able to provide you with any information to assist you in evaluating the merits of any specific future assets that we may acquire. We will seek to invest substantially all of the net proceeds from our primary public offerings, after the payment of fees and expenses, in real estate investments. Our board of directors and management has broad discretion when identifying, evaluating and making such investments. You will have no opportunity to evaluate the transaction terms or other financial or operational data concerning specific investments before we invest in them. As a result, you must rely on our board of directors and management to identify and evaluate our investment opportunities, and they may not be able to achieve our business objectives, may make unwise decisions or may make investments with which you do not agree.

Because we are selling our shares directly to the public and without the aid of an independent underwriter, our stockholders will not have the benefit of an independent due diligence review of us, which is customarily performed in underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty our stockholders face.

Although North Capital performed a diligence review and investigation in connection with its engagement as dealer manager for this offering, there is no independent third-party underwriter selling our shares, and, accordingly, our stockholders will not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a public securities offerings.

Due diligence reviews typically include an independent investigation of the background of the company and its affiliates, review of the offering document and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriting selling our shares, our stockholders must rely on the information in this offering circular and will not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Failure to qualify as a REIT would reduce our net earnings available for investment or distribution.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions would no longer qualify for the dividends-paid deduction and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. See U.S. Federal Income Tax Considerations.

Risks Related to Our Properties, Our Business and the Real Estate Industry

Student Housing Risks

Our results of operations will be subject to the following risks inherent in the student housing industry: leasing cycles, concentrated lease-up period, seasonal cash flows and increased risk of student defaults during the summer months of 11.5 month leases.

We generally expect to lease our acquired student housing properties under 11.5 month leases, but we may also lease for terms of nine months or less. Furthermore, all of our properties must be entirely re-leased each year, exposing us to increased leasing risk. We may not be able to re-lease the property on similar terms, if we are able to re-lease the property at all. The terms of renewal or re-lease (including the cost of required renovations) may be less favorable to us than the prior lease.

Because all of our properties will need to be entirely re-leased each year during a limited leasing season, we are highly dependent on the effectiveness of third-party property managers marketing and leasing efforts and personnel during this season, exposing us to significant leasing risk. In addition, we are subject to increased leasing risk on properties that we acquire that we have not previously managed due to our lack of experience leasing those properties and unfamiliarity with their leasing cycles. If we are unable to lease a substantial portion of our properties, or if the rental rates upon such leasing are significantly lower than expected rates, our cash flow from operations and our ability to make distributions to stockholders and service indebtedness could be adversely affected.

Additionally, prior to the commencement of each new lease period, generally during the first two weeks of August, we will need to prepare the student housing units for new incoming residents. During this period (referred to as “turn”), we will incur significant expenses making our units ready for occupancy, which we will recognize as incurred. We will therefore experience seasonally decreased operating results and cash flows during the third quarter of each year as a result of expenses we will incur during the turn period.

In addition, students leasing under 11.5 month leases may be more likely to default on their rental payments during the summer months. Although we will typically require a student’s parents to guarantee the student’s lease, we may have to spend considerable effort and expense in pursuing payment upon a defaulted lease, and our efforts may not be successful.

We may rely upon third-party experienced student housing property management companies and will be dependent upon their performance.

Day-to-day student housing property management may be performed by experienced recognized property management companies that provide services in the areas where our properties are located. Therefore, our success will depend upon the performance of any such property managers and the failure of any of them to adequately perform will adversely impact our per-property operations.

We will rely on our property managers’ relationships with universities, and changes in university personnel and/or policies could adversely affect our operating results.

In some cases, our property managers will rely on their relationships with colleges and universities for referrals of prospective student-tenants or for mailing lists of prospective student-tenants and their parents. Many of these colleges and universities own and operate their own competing on-campus facilities. Any failure to maintain good relationships with these colleges and universities could therefore have a material adverse effect on us. If colleges and universities refuse to make their lists of prospective student-tenants and their parents available to us or increase the costs of these lists, there could be a material adverse effect on us.

Changes in university admission policies could adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshmen, live in a university-owned facility, the demand for our properties may be reduced and our occupancy rates may decline. While we may engage in marketing efforts to compensate for such change in admission policy, we may not be able to affect such marketing efforts prior to the commencement of the annual lease-up period or at all.

It is also important that the universities from which our properties draw residents maintain good reputations and are able to attract the desired number of incoming students. Any degradation in a university’s reputation could inhibit its ability to attract students and reduce the demand for our properties.

A decrease in enrollment at the universities and colleges at which our properties are located could adversely affect our financial results.

University and college enrollment can be affected by a number of factors including, but not limited to, the current macroeconomic environment, students’ ability to afford tuition and/or the availability of student loans, competition for international students, the impact of visa requirements for international students, higher demand for distance education, and budget constraints that could limit a university’s ability to attract and retain students. If a university’s enrollment were to significantly decline as a result of these or other factors, our ability to achieve our leasing targets and thus our properties’ financial performance could be adversely affected.

We will face significant competition from university-owned student housing and from other private student housing communities located within close proximity to universities.

On-campus student housing traditionally has certain inherent advantages over off-campus student housing because of, among other factors, closer physical proximity to the university campus and integration of on-campus facilities into the academic community. Colleges and universities can generally avoid real estate taxes, while we and other private sector owners are subject to full real estate tax rates. Also, colleges and universities may be able to borrow funds at lower interest rates than those available to us and other private sector owners. As a result, universities may be able to offer more convenient and/or less expensive student housing than we can, which may adversely affect our occupancy and rental rates.

We will also compete with other national and regional owner-operators of off-campus student housing in a number of markets as well as with smaller local owner-operators. There may also be a number of purpose-built student housing properties that compete directly with us located near or in the same general vicinity of our student housing properties. Such competing student housing communities may be newer than our student housing properties, located closer to campus, charge less rent, possess more attractive amenities, or offer more services, shorter lease terms or more flexible leases. The construction of competing properties or decreases in the general levels of rents for housing at competing properties could adversely affect our rental income.

There have recently been a number of large new entrants in the student housing business and there may be additional new entrants with substantial financial and marketing resources. The entry of these companies has increased and may continue to increase competition for students and for the acquisition and management of other student housing properties.

Risks Related to Investments in QSR, FC, and GC-Stores Single Tenant Real Estate; and Other Commercial Property Risks

Most of our QSR, FC, and GC-Store properties will depend upon a single tenant for their rental income, and our financial condition and ability to make distributions may be adversely affected by a tenant’s bankruptcy or insolvency, a downturn in the business, or a tenant’s lease termination.

We expect that most of our QSR, FC, and GC-Stores properties will be occupied by only one tenant or will derive a majority of their rental income from one tenant and, therefore, the success of those properties will be materially dependent on the financial stability of such tenants. Lease payment defaults by tenants could cause us to reduce the amount of distributions we pay. A default of a tenant on its lease payments to us and the potential resulting vacancy would cause us to lose the revenue from the property and force us to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting the property. If a lease is terminated or an existing tenant elects not to renew a lease upon its expiration, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. A default by a tenant, the failure of a guarantor to fulfill its obligations or other premature termination of a lease, or a tenant’s election not to extend a lease upon its expiration, could have an adverse effect on our financial condition and our ability to pay distributions.

If a QSR, FC, or GC-Stores tenant declares bankruptcy, we may be unable to collect balances due under relevant leases.

Any of our QSR, FC, or GC-Stores tenants, or any guarantor of a tenant’s lease obligations, could be subject to a bankruptcy proceeding pursuant to Title 11 of the bankruptcy laws of the United States. Such a bankruptcy filing would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be paid currently. If a lease is assumed, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would have a general unsecured claim for damages. If a lease is rejected, it is unlikely we would receive any payments from the tenant because our claim is capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. This claim could be paid only in the event funds were available, and then only in the same percentage as that realized on other unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. Such an event could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available for distributions to you. In the event of a bankruptcy, we cannot assure you that the tenant or its trustee will assume our lease. If a given lease, or guaranty of a lease, is not assumed, our cash flow and the amounts available for distributions to you may be adversely affected. Further, our lenders may have a first priority claim to any recovery under the leases, any guarantees and any credit support, such as security deposits and letters of credit.

QSR, FC, and GC-Stores net leases may not result in fair market lease rates over time.

We expect most of our rental income to come from net leases. Net leases typically contain (1) longer lease terms; (2) fixed rental rate increases during the primary term of the lease; and (3) fixed rental rates for initial renewal options, and, thus, there is an increased risk that these contractual lease terms will fail to result in fair market rental rates if fair market rental rates increase at a greater rate than the fixed rental rate increases.

Our QSR, FC, and GC-Store real estate investments will include special use single tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

A number of our QSR, FC, and GC-Stores investments will be in special use single tenant properties. With these properties, if the current lease is terminated or not renewed, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant or sell the property. In addition, in the event we are forced to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed. These and other limitations may affect our ability to sell or re-lease properties and adversely affect returns to you.

A high concentration of our QSR, FC, or GC-Stores properties in a particular geographic area, or a high concentration of QSR, FC, or GC-Stores tenants in a similar retail segment or concept, would magnify the effects of downturns in that geographic area or retail segment or concept.

In the event that we have a concentration of properties in any particular geographic area, any adverse situation that disproportionately affects that geographic area would have a magnified adverse effect on our portfolio. Similarly, if our tenants are concentrated in a certain retail segment or concept, any adverse effect to that retail industry generally would have a disproportionately adverse effect on our portfolio.

If a sale-leaseback transaction is recharacterized in a tenant’s bankruptcy proceeding, our financial condition could be adversely affected.

We may enter into sale-leaseback transactions, whereby we would purchase a QSR, FC, or GC-Stores property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be recharacterized as either a financing or a joint venture, either of which outcomes could adversely affect our business. If the sale-leaseback were recharacterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. If the sale-leaseback were recharacterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow and the amount available for distributions to you.

We will be dependent on our QSR, FC, and GC-Stores tenants to fulfill their lease obligations to us, and franchisees will be required to fulfill their franchise agreement obligations to their QSR, FC and GC-Stores franchisors, and an event that materially and adversely affects any tenant’s business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations.

Our leases with QSR, FC, and GC-Stores tenants will be net leases, where we depend on tenants to pay all insurance, taxes, utilities, common area maintenance charges, maintenance and repair expenses and to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with its business, including any environmental liabilities. There can be no assurance that our tenants will have sufficient assets, income and access to financing to enable them to satisfy their payment obligations to us under their leases. The inability or unwillingness of tenants to meet their rent obligations to us under any of their leases could materially adversely affect our business, financial position or results of operations, including our ability to pay dividends to our stockholders as required to maintain our status as a REIT. The inability of tenants to satisfy their other obligations under their leases with us, such as the payment of insurance, taxes and utilities could materially and adversely affect the condition of our properties.

In addition, we expect to have numerous QSR, FC and GC-Stores tenants who operate their businesses under franchise agreements with third-party franchisors. Franchisee tenants will depend on the provision of services to them by their QSR, FC or GC-Stores franchisors pursuant to their respective franchise agreements. Franchise agreements generally provide for the franchisor to provide certain franchising services to our franchisee tenants. The franchising services include licensing the right to use and display certain trademarks, utilize trade secrets and purchase proprietary products from the franchisor in connection with the operation of the franchisee tenant’s QSR, FC or GC-Stores business. Other services may include marketing services, training and access to certain operating procedures and technical support. The failure of a franchisor to provide its franchisee with adequate services or any breach of a franchise agreement by a franchisee could have a material adverse effect on the QSR, FC or GC-Stores business of our franchisee tenants.

We will be dependent on our QSR tenants successfully operating their restaurant businesses, and a failure do so could have a material adverse effect on our business, financial position or results of operations.

Factors which may impact the QSR business, financial position or results of operations of our tenants include the following:

•	food safety and food-borne illness concerns throughout the supply chain; health concerns arising from food-related pandemics, outbreaks of flu viruses or other diseases;

•	litigation, including allegations of illegal, unfair or inconsistent employment practices;

•	unfavorable publicity, or a failure to respond effectively to adverse publicity;

•	labor and insurance costs;

•	insufficient guest or employee facing technology, or a failure to maintain a continuous and secure cyber network, free from material failure, interruption or security breach; and

•	the impact of shortages or interruptions in the delivery of food and other products from third-party vendors and suppliers.

Risks related to QSR, FC, and GC-Stores real estate ownership could reduce the value of our properties, which could materially and adversely affect us.

Ownership of QSR, FC, and GC-Stores real estate that is leased to tenants on a net basis is subject to risks inherent to the ownership of real estate, including:

•	inability to collect rent from tenants due to financial hardship, including bankruptcy;

•	changes in consumer trends and preferences that reduce demand for the products or services of our tenants;

•	inability to lease at or above the current rental rates, or at all, or sell properties upon expiration or termination of existing leases;

•	making capital expenditures to renovate vacant properties;

•	environmental risks related to the presence of hazardous or toxic substances or materials on our properties;

•	subjectivity of real estate valuations and changes in such valuations over time;

•	illiquid nature of real estate compared to most other financial assets;

•	changes in laws and regulations, including those governing real estate usage and zoning;

•	changes in interest rates and the availability of financing; and

•	changes in the general economic and business climate.

The occurrence of any of the risks described above may cause the value of our QSR, FC, or GC-Stores real estate to decline, which could materially and adversely affect us.

Our pursuit of investments in, and acquisitions of QSR, FC, and GC-Stores properties may be unsuccessful or fail to meet our expectations.

Investments in and acquisitions of QSR, FC, grocery store and C-Store properties and other properties we might seek to acquire entail risks associated with real estate investments generally, including that the investment’s performance will fail to meet expectations, that the cost estimates for necessary property improvements will prove inaccurate or that the tenant, operator or manager will underperform or become insolvent.

Inflation may materially and adversely affect us and our QSR, FC, and GC-Stores tenants.

Increased inflation could have a negative impact on variable-rate debt we currently have or that we may incur in the future. Our leases will typically contain provisions, such as rent escalators, designed to mitigate the adverse impact of inflation on our results of operations. Because tenants will typically be required to pay all property operating expenses, increases in property-level expenses at our leased properties generally do not affect us. However, increased operating expenses at vacant properties and the limited number of properties that are not subject to full triple-net leases could cause us to incur additional operating expenses, which could increase our exposure to inflation. Additionally, the increases in rent provided by many of our leases may not keep up with the rate of inflation. Increased costs may also have an adverse impact on our tenants if increases in their operating expenses exceed increases in revenue, which may adversely affect the tenants’ ability to pay rent owed to us.

Bankruptcy laws will limit our remedies if a QSR, FC, or GC-Stores tenant becomes bankrupt and rejects its leases.

If a tenant becomes bankrupt or insolvent, that could diminish the income we receive from that tenant’s leases. We may not be able to evict a tenant solely because of its bankruptcy. On the other hand, a bankruptcy court might authorize the tenant to terminate its leasehold with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be an unsecured pre-petition claim subject to statutory limitations, and therefore any amounts received in bankruptcy are likely to be substantially less valuable than the remaining rent we otherwise were owed under the leases. In addition, any claim we have for unpaid past rent could be substantially less than the amount owed.

The failure of any of our QSR, FC, or GC-Stores tenants to fulfill its maintenance obligations may have a materially adverse effect on our ability to operate and grow our business.

The failure of any of our tenants to fulfill their maintenance obligations may cause us to incur significant and unexpected expenses to remediate any resulting damage to the property. Furthermore, the failure by any QSR, FC, or GC-Stores tenant to adequately maintain a leased property could adversely affect our ability to timely re-lease the property to a new tenant or otherwise monetize our investment in the property if we are forced to make significant repairs or changes to the property as a result of the tenant’s neglect. If we incur significant additional expenses or are delayed in being able to pursue returns on our real estate investments, it may have a materially adverse effect on our ability to operate and grow our business and our ability to achieve our strategic objectives.

We may be dependent on the QSR, FC and GC-Stores industries and may be susceptible to the risks associated with them, including competition and consumer spending preferences, which could materially adversely affect our business, financial position or results of operations.

To the extent that we become an owner of properties serving the QSR, FC, grocery store and GC-Stores industries, we will be impacted by the risks associated with those industries. Therefore, our success will to some degree be dependent on the QSR, FC, and GC-Stores industries, which could be adversely affected by economic conditions in general, changes in consumer trends and preferences and other factors over which we and any of our other tenants have no control.

The QSR, FC, and GC-Stores industries are characterized by a high degree of competition among a large number of participants. Competition is intense between national and regional franchise chains and locally-owned QSR, FC, and GC-Stores businesses in most of the markets. As competing properties are constructed, the lease rates we assess for our properties may be negatively impacted upon renewal or new tenant pricing events.

In addition, our QSR, FC, and GC-Stores tenants may encounter significant macroeconomic forces including adverse changes in consumer spending or consumer preferences for particular foods, goods, services or restaurant/store-based retailing, which could severely impact our tenants’ ability to pay rent. Shifts from in-restaurant and in-store to online takeout and delivery ordering and shopping could increase due to changing consumer dining and shopping patterns as well as the increase in consumer adoption and use of mobile electronic devices. This expansion of e-commerce could have an adverse impact on our QSR, FC and C-Store tenants’ ongoing viability.

Our QSR, FC, and GC-Stores tenants’ businesses will be subject to government regulations and changes in current or future laws or regulations could restrict their ability to operate both their and our business in the manner currently contemplated.

We cannot predict what laws or regulations will be enacted in the future, how future laws or regulations will be administered or interpreted, or how future laws or regulations will affect our QSR, FC, and GC-Stores tenants and properties, including, but not limited to environmental laws and regulations. Compliance with new laws or regulations, or stricter interpretation of existing laws, may require us or our tenants to incur significant expenditures, impose significant liability, restrict or prohibit business activities and could cause a material adverse effect on our results of operation.

In particular, the QSR industry is subject to extensive federal, state and local regulations. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to building, zoning, land use, environmental, traffic and other regulations and requirements. Our QSR tenants will be subject to licensing and regulation by state and local authorities relating to wages and hours, healthcare, health, sanitation, safety and fire standards and the sale of alcoholic beverages. Our QSR tenants will also be subject to, among other laws and regulations, laws and regulations relating to the preparation and sale of food, including regulations regarding product safety, nutritional content and menu labeling. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or an insufficient or ineffective response to significant regulatory or public policy issues, could have an adverse effect on our QSR tenants’ results of operations, which could also adversely affect our business, results of operations or financial condition.

Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.

As an owner and operator of real property, we are subject to various federal, state and local environmental, health and safety laws and regulations. We may be held primarily or jointly and severally liable for costs relating to the investigation and clean-up of any of our then-current or former properties at or from which there has been a release or threatened release of hazardous materials as well as other affected properties, regardless of whether we knew of or caused the contamination.

In addition to these costs, which are typically not limited by law or regulation and could exceed the property’s value, we or our tenants could be subject to other liabilities, including governmental penalties for violation of environmental, health and safety laws, liabilities for injuries to persons for exposure to hazardous materials, and damages to property or natural resources. Furthermore, some environmental laws can create a lien on the contaminated site in favor of the government for damages and the costs the government incurs in connection with such contamination or can restrict the manner in which a property may be used because of contamination. We also could be liable for the costs of remediating contamination at third party sites, e.g., landfills, where we or our tenants send waste for disposal without regard to whether we comply with environmental laws in doing so.

The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell, develop or lease the real estate or to borrow using the real estate as collateral.

While QSR, FC, and GC-Stores tenants under our leases will generally indemnify, defend and hold us harmless for the foregoing liabilities, there can be no assurance that the respective tenant will have sufficient assets, income or access to financing to enable it to satisfy its payment obligations to us under its lease.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make unanticipated expenditures that materially adversely impact our cash flow.

All of our properties will be required to comply with Title III of the Americans with Disabilities Act, or the ADA. The ADA generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require, for example, removal of access barriers and non-compliance could result in the imposition of fines by the U.S. Government or an award of damages to private litigants, or both. While the tenants to whom we lease properties are obligated by law to comply with the ADA provisions, under the law we are also legally responsible for our properties’ ADA compliance. If required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of our tenants to cover costs could be adversely affected and we could be required to expend our own funds to comply with the provisions of the ADA, which could have an adverse effect on our financial condition and our ability to make distributions. State and local laws may also require modifications to our properties related to access by disabled persons. In addition, we will be required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on our cash flow and ability to make distributions to our stockholders.

While QSR, FC, and GC-Stores tenants under our leases generally will indemnify, defend and hold us harmless for the foregoing liabilities, there can be no assurance that the respective tenant will have sufficient assets, income or access to financing to enable it to satisfy its payment obligations to us under its lease.

Active management and operation of a restaurant business by our QSR tenants may expose them to potential liabilities beyond those traditionally associated with commercial property tenants.

Managing and operating an active restaurant business will expose our QSR tenants to potential liabilities associated with the operation of restaurants. Such potential liabilities not typically associated with other businesses include potential liabilities for wage and hour violations, guest discrimination, food safety issues including poor food quality, food-borne illness, food tampering, food contamination, workplace injury, and violation of “dram shop” laws (providing an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated party who then causes injury to himself or a third party). In the event that one or more of the potential liabilities associated with managing and operating an active restaurant business materializes, such liabilities could adversely affect our QSR tenants’ financial position and results of operations and their ability to pay us rent, which could have a material adverse effect on our cash flow and ability to make distributions to our stockholders.

FC Tenants may be unable to attract and retain members, which could have a negative effect on their ability to pay rent.

The success of FC tenant business will depend on its ability to attract and retain members. There are numerous factors that could lead to a decline in membership levels or sales of in-center services in mature centers or that could prevent a tenant from increasing membership and in-center service revenue at newer centers where membership is generally not yet at a targeted capacity. Any decrease in a tenant’s average dues, reduction in enrollment fees or higher membership acquisition costs could adversely impact its ability to pay rent.

FC tenants will be subject to extensive government regulation, and changes in these regulations could have a negative effect on their ability to pay rent.

FC tenant operations will be subject to various federal and state laws and regulations, including but not limited to the following:

•	federal and state consumer protection laws related to the advertising, marketing and sale of their products and services;

•	state statutes that regulate the sale and terms of their membership contracts;

•	state and local health or safety regulations related to various center operations, such as child centers, food service or aquatics;

•	federal and state regulation of ancillary health and fitness-related products and services; and

•	state licensing or other regulation of service providers, such as cosmetologists, massage therapists and registered dietitians.

Any changes in such laws or regulations could have an adverse effect on the financial condition of FC tenants and their ability to pay rent.

General Risks

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers financial condition and disputes between our co-venturers and us.

We may co-invest, and may continue in the future to co-invest, with our affiliates or those of our sponsor or with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In connection with these investments, we may not have sole decision-making control regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third-party not involved, including the possibility that our partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Our partners or co-venturers also may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our preferences, policies or objectives. Such investments also will have the potential risk of impasses on decisions, such as a sale, because neither we nor our partners or co-venturers would have full control over the partnership or joint venture. Disputes between us and our partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort exclusively on our business. Consequently, actions by or disputes with our partners or co-venturers might result in subjecting properties owned by the partnership, joint venture or other entity to additional risk. In addition, we may in certain circumstances be liable for the actions of our partners or co-venturers.

Our growth will be dependent upon our ability to acquire, lease, integrate and manage properties successfully.

We cannot assure you that we will be able to identify real estate investments, including joint ventures, that meet our investment criteria, that we will be successful in completing any acquisition we identify or that any acquisition we complete will produce a return on our investment.

Our future growth will be dependent upon our ability to successfully acquire new properties and enter into joint ventures on favorable terms, which may be adversely affected by the following significant risks:

•	we may be unable to acquire a desired property at all or at a desired purchase price because of competition from other purchasers;

•	many of our future acquisitions are likely to be dependent on external financing, and we may be unable to finance an acquisition on favorable terms or at all;

•	we may be required to incur significant capital expenditures to improve or renovate acquired properties;

•	we may incur an increase in operating costs or may not have the proceeds available to implement renovations or improvements at acquired properties which are necessary to attract and retain tenants;

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our then-existing operations;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•	we may acquire properties subject to liabilities but without any recourse, or with only limited recourse, to the sellers, or with liabilities that are unknown to us, such as liabilities for undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties and claims for indemnification by members, directors, officers and others indemnified by the former owners of the properties.

As we acquire properties, we will be subject to risks associated with managing new properties, including lease-up and integration risks. Newly acquired properties may not perform as expected, and newly acquired properties may have characteristics or deficiencies unknown to us at the time of acquisition.

We have limited time to perform due diligence on our acquired properties, which could subject us to significant unexpected liabilities and under-performance of the acquired properties.

When we enter into an agreement to acquire a property, we will often have limited time to complete our due diligence prior to acquiring the property. Because our internal resources are limited, we may rely on third parties to conduct a portion of our due diligence. To the extent these third parties or we underestimate or fail to identify risks and liabilities associated with the properties we acquire, we may incur unexpected liabilities, or the property may fail to perform in accordance with our projections. If, during the due diligence phase, we do not accurately assess the value of and liabilities associated with a particular property, we may pay a purchase price that exceeds the current fair value of the assets. As a result, material goodwill and other intangible assets would be recorded, which could result in significant charges to earnings in future periods. These charges, in addition to the financial impact of significant liabilities that we may assume, could materially and adversely impact our financial and operating results, as well as our ability to pay distributions.

We may be unable to invest our capital resources on acceptable terms or at all.

Our ability to achieve our desired levels of financial performance will depend significantly upon our ability to invest efficiently our available capital resources in accretive properties transactions, and we have limited experience in the student housing, multi-family housing, QSR, GC-Stores and FC markets. Although we seek to maintain a pipeline of suitable investment opportunities, we cannot assure you that we will be able to identify any acquisition opportunities or other investments that meet our investment objectives or that any investment that we make will produce a positive return. Moreover, our investment pipeline is generally subject to numerous uncertainties and conditions that make it difficult to predict if or when any such potential transactions will be consummated. Accordingly, we may be unable to invest our available capital resources on acceptable terms within the time period that we desire, or at all, and these delays could result in additional dilution and may cause our financial results to fall short of our expectations. Moreover, we have significant flexibility in investing our capital resources, and we may use the resources in ways with which our stockholders may not agree or for purposes other than those that we originally contemplated.

Difficulties in selling real estate could limit our flexibility.

We intend to evaluate the potential disposition of assets that may no longer meet our investment objectives. When we decide to sell an asset, we may encounter difficulty in finding buyers in a timely manner as real estate investments generally cannot be disposed of quickly, especially when market conditions are poor. This may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In some cases, we may also determine that we will not recover the carrying value of the property upon disposition and might recognize an impairment loss. In addition, in order to maintain our status as a REIT, the Internal Revenue Code imposes restrictions on our ability to sell properties held fewer than two years, which may cause us to incur losses thereby reducing our cash flows and adversely impacting distributions to equity holders.

Our ownership of properties through ground leases may expose us to the loss of such properties upon the exercise by the lessors of purchase options or the breach or termination of the ground leases.

We may acquire an interest in certain of our properties by acquiring a leasehold interest in the property on which the building is located. We could lose our interests in a property if the ground lease is terminated, if a purchase option is exercised by the lessor or if we breach the ground lease, which could adversely affect our financial condition or results of operations.

We are subject to numerous laws and regulations, changes to which could increase our costs and individually or in the aggregate adversely affect our business.

We will be subject to laws and regulations affecting our operations in a number of areas. Changes in these laws and regulations, including, among others, healthcare reform such as the repeal or significant amendment of the Affordable Care Act, employment law reform such as the enactment of federal overtime exemption regulations, and financial and disclosure reform such SEC rulemaking, including executive compensation regulations, or the enactment of new laws or regulations, may increase our costs. Also, compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, which may further increase the cost of compliance and doing business.

In addition, we are subject to tax laws and regulations, which are under constant review by persons involved in the legislative process, at the Internal Revenue Service and the U.S. Department of the Treasury, and at various state tax authorities. Changes to tax laws, regulations, or administrative interpretations, which may be applied retroactively, could adversely affect us in a number of ways, including the following:

•	making it more difficult or more costly for us to qualify as a REIT;

•	decreasing real estate values generally; and

•	lowering effective tax rates for non-REIT “C” corporations, which may cause investors to perceive investments in REITs to be less attractive than investments in the stock of non-REIT “C” corporations.

We cannot predict whether, when, in what forms, or with what effective dates, laws, regulations, and administrative interpretations applicable to us or our stockholders may be changed. Any such change may significantly affect our liquidity and results of operations, as well as the value of our shares.

We may be adversely impacted by new accounting pronouncements.

Accounting policies are fundamental to how we record and report our financial condition and results of operations. From time to time, the Financial Accounting Standards Board (“FASB”) and the SEC, entities that create and interpret accounting standards, may issue new accounting pronouncements or change their interpretation and application of these standards that govern the preparation of our financial statements. These changes could have a material impact on our reported financial condition and results of operations, and could also affect the comparability of our financial results to previous periods. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. The adoption of new accounting pronouncements could also affect the calculation of our debt covenants, and we cannot be assured that we will be able to work with our lenders to amend our debt covenants in response to such changes.

Cybersecurity risks and cyber incidents could adversely affect our business, disrupt operations and expose us to liabilities to tenants, employees, capital providers, and other third parties.

Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. The result of these incidents could include, but are not limited to, disrupted operations, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation and reputational damage adversely affecting customer or investor confidence. These cyber incidents could negatively impact us, our tenants and/or the capital markets.

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees, suppliers and our tenants. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including tenants’ and suppliers’ personal information, private information about employees, and financial and strategic information about us. Further, as we pursue our strategy to grow through acquisitions and to pursue new initiatives to improve our operations, we are also expanding our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced to third party service providers. In addition, information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. The theft, destruction, loss, misappropriation or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third-parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of tenants, potential liability and competitive disadvantage, any of which could result in a material adverse effect on our financial condition or results of operations.

Acts of violence, terrorist attacks or war may affect the results of our operations.

Terrorist attacks or other acts of violence may negatively affect our operations. There can be no assurance that there will not be terrorist attacks against businesses within the United States. These attacks may directly or indirectly impact our physical facilities or the businesses or the financial condition of our tenants. The United States is engaged in armed conflict, which could have an impact on these parties. The consequences of armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or be insured for such.

More generally, any of these events or threats of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economies. They also could result in, or cause a deepening of, economic recession in the United States or abroad. Any of these occurrences could have an adverse impact on our financial condition or results of operations.

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our ability to satisfy our financial obligations and make expected distributions to our stockholders will depend on our ability to generate cash revenues in excess of expenses and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include:

•	general economic conditions;

•	rising level of interest rates;

•	local oversupply, increased competition or reduction in demand for our properties;

•	inability to collect rent from tenants;

•	vacancies or our inability to rent our properties on favorable terms;

•	inability to finance property acquisitions on favorable terms;

•	increased operating costs, including insurance premiums, utilities, and real estate taxes;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments; and

•	changing student demographics.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect us.

Potential losses may not be covered by insurance.

We will carry fire, earthquake, terrorism, business interruption, vandalism, malicious mischief, boiler and machinery, commercial general liability and workers’ compensation insurance covering all of the properties in our portfolio under various policies we deem appropriate under the circumstances. We hope that these policy specifications and insured limits will be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. There are, however, certain types of losses, such as property damage from generally unsecured losses such as riots, wars, punitive damage awards or acts of God that may be either uninsurable or not economically insurable. Some of our properties may be insured subject to limitations involving large deductibles and policy limits that may not be sufficient to cover losses. In addition, we may discontinue any earthquake, terrorism or other insurance on some or all of our properties in the future if the cost of premiums from any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged and require substantial expenditures to rebuild or repair. In the event of a significant loss at one or more of our properties, the remaining insurance under our policies, if any, could be insufficient to adequately insure our other properties. In such event, securing additional insurance, if possible, could be significantly more expensive than our current policies.

We could incur significant costs related to government regulation and private litigation over environmental matters.

Under various environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), a current or previous owner or operator of real property may be liable for contamination resulting from the release or threatened release of hazardous or toxic substances or petroleum at that property, and an entity that arranges for the disposal or treatment of a hazardous or toxic substance or petroleum at another property may be held jointly and severally liable for the cost to investigate and clean up such property or other affected property. Such parties are known as potentially responsible parties (“PRPs”). Such environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the costs of any required investigation or cleanup of these substances can be substantial. PRPs are liable to the government as well as to other PRPs who may have claims for contribution. The liability is generally not limited under such laws and could exceed the property’s value and the aggregate assets of the liable party. The presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for personal injury or property damage, or adversely affect our ability to sell or lease the real property or to borrow using the real property as collateral.

Environmental laws also impose ongoing compliance requirements on owners and operators of real property. Environmental laws potentially affecting us address a wide variety of matters, including, but not limited to, asbestos-containing building materials (“ACBM”), storage tanks, storm water and wastewater discharges, lead-based paint, wetlands, and hazardous wastes. Failure to comply with these laws could result in fines and penalties or expose us to third-party liability. Some of our properties may have conditions that are subject to these requirements and we could be liable for such fines or penalties or liable to third parties.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

Some of the properties we acquire may contain asbestos-containing building materials, or ACBMs. Environmental laws require that ACBMs be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. Also, some of the properties in our portfolio may have contained, or be adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations would create a potential for the release of petroleum products or other hazardous or toxic substances. Third parties may be permitted by law to seek recovery from owners or operators for personal injury associated with exposure to contaminants, including, but not limited to, petroleum products, hazardous or toxic substances, and asbestos fibers.

Insurance carriers have reacted to awards or settlements related to lawsuits against owners and managers of residential properties alleging personal injury and property damage caused by the presence of mold in residential real estate by excluding mold related programs designed to minimize the existence of mold in any of our properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on tenants or the property.

Environmental liability at any properties we acquire, including those related to the existence of mold, may have a material adverse effect on our financial condition, results of operations, cash flow, or our ability to satisfy our debt service obligations and pay dividends or distributions to our security holders.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. For example, the Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or FHAA could result in the imposition of fines or an award or damages to the government or private litigants and also could result in an order to correct any non-complying feature. Also, discrimination on the basis of certain protected classes can result in significant awards to victims. We cannot predict the ultimate amount of the cost of compliance with the ADA, FHAA or other legislation. If we incur substantial costs to comply with the ADA, FHAA or any other legislation, we could be materially and adversely affected.

We may incur significant costs complying with other regulations.

The properties in our portfolio will be subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. Furthermore, existing requirements could change and require us to make significant unanticipated expenditures that would materially and adversely affect us.

The impact of climate change may adversely affect our financial condition or results of operations.

To the extent that climate change does occur, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for properties located in these areas or affected by these conditions. Should the impact of climate change be material in nature, including destruction of our properties, or occur for lengthy periods of time, our financial condition or results of operations may be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of properties we acquire and could also require us to spend more on our properties without a corresponding increase in revenue.

Risks Related to Compliance and Regulation

We are offering our common stock pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our common stock less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we will be subject to scaled disclosure and reporting requirements, which may make our common stock less attractive to investors as compared to a traditional initial public offering, which may make an investment in our common stock less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty with regard to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our common stock, we may be unable to raise the necessary funds necessary to commence operations, or to develop a diversified portfolio of properties and related investments, which could severely affect the value of our common stock.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-11.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $50,000,000 in any 12-month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

There may be deficiencies with our internal controls that require improvements.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. Therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that are subject to auditor attestation requirements.

Non-compliance with laws and regulations may impair our ability to arrange, service or otherwise manage our loans and other assets.

Failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our, or a collection agency’s, ability to collect all or part of the payments on our investments. In addition, our non-compliance could subject us to damages, revocation of required licenses or other authorities, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our and the Online Platform’s business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to our business. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could negatively impact our ability to acquire rental properties and real estate equity investments. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of raising capital, which would adversely affect the viability of the Online Platform.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require us or our service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our common stock to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective stockholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective stockholder to produce any information required for verification purposes, an application for, or transfer of, our common stock may be refused. We will not have the ability to reject a transfer of our common stock where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

Risks Related to an Investment in Our Common Stock

We may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions will be based principally on cash generated from our operations. The amount of cash available for distribution will be affected by many factors, such as our ability to buy properties as offering proceeds become available and our operating expense levels, as well as many other variables. Actual cash available for distribution may vary substantially from estimates. We cannot assure you that we will be able to pay or maintain distributions or that distributions will increase over time, nor can we give any assurance that rents from the properties will increase, or that future acquisitions of real properties will increase our cash available for distribution to stockholders. For a description of the factors that can affect the availability and timing of cash distributions to stockholders. See Description of Shares — Distributions.

We face significant competition for real estate investment opportunities, which may limit our ability to acquire suitable investments and achieve our investment objectives or pay distributions.

We face competition from various entities for investment opportunities, including other REITs, pension funds, banks and insurance companies, private equity and other investment funds and companies, partnerships and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of student tenant parents or the geographic location of their investments. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Additionally, disruptions and dislocations in the credit markets could impact the cost and availability of debt to finance real estate investments, which is a key component of our acquisition strategy. A downturn in the credit markets and a potential lack of available debt could result in a further reduction of suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources than we do. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire investments at higher prices and/or by using less-than-ideal capital structures, our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets. If such events occur, our stockholders may experience a lower return on their investment.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends upon our performance in acquiring our investments, including the determination of any financing arrangements. We are also subject to competition in seeking to acquire real estate-related investments. The more shares we sell in this offering, the greater our challenge will be to invest the net offering proceeds on attractive terms. Our investors must rely entirely on the abilities of our management and the oversight of our board of directors. We can give no assurance that our management will be successful in obtaining suitable investments on financially attractive terms or that our investment objectives will be achieved. If we are unable to find suitable investments promptly, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term assets. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

If we raise substantial offering proceeds in a short period of time, we may not be able to invest all of the net offering proceeds promptly, which may cause our distributions and the long-term returns to our stockholders to be lower than they otherwise would.

We could suffer from delays in locating suitable investments. The more shares we sell in this offering, the more difficult it will be to invest the net offering proceeds promptly and on attractive terms. Therefore, the offering process increases the risk of delays in investing our net offering proceeds. Delays we encounter in the selection, acquisition of income-producing properties or the acquisition of other related real estate investments would likely limit our ability to pay distributions to you and reduce your overall returns.

We may change our targeted investments without stockholder consent.

We currently intend to invest in student housing, multi-family residential, QSR, FC, and GC-Stores properties and related real estate investments; however, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. In the event that we are unable to find properties that meet our investment criteria, we will consider investments in other types of properties.

Any change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to our stockholders. We will not forego a good investment because it does not precisely fit our expected portfolio composition. We believe that we are most likely to meet our investment objectives through the careful selection and underwriting of assets. When making an acquisition, we will consider the performance and risk characteristics of that investment, how that investment will fit with our portfolio-level performance objectives, the other assets in our portfolio and how the returns and risks of that investment compare to the returns and risks of available investment alternatives. Thus, our portfolio composition may vary from what we initially expect. However, we will attempt to construct a portfolio that produces stable and attractive returns by spreading risk across different investments.

The offering price per share of our common stock may not reflect the value that stockholders will receive for their investment.

We have not established the offering price per share of our common stock offered in this offering on an independent basis and it bears no relationship to the value of our assets. Our board of directors will determine the NAV per share on an annual basis using valuation methodologies that involve subjective judgments and estimates, commencing at the end of the calendar year after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which we anticipate will occur after we have owned greater than a 50% interest in a property, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months. As with any valuation methodology, the methodologies we use to determine NAV per share are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different estimated NAV per share of our common stock, and these differences could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to GAAP, nor does it represent a liquidation value of our assets and liabilities or the price at which our shares of common stock would trade on a national securities exchange. The estimated NAV per share does not reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated NAV per share also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, the impact of restrictions on the assumption of debt or swap breakage fees that may be incurred upon the termination of certain of our swaps prior to expiration.

Accordingly, with respect to our current offering price per share and, when determined by our board of directors, our estimated NAV per share and our annually updated offering price, we can give no assurance that:

•	a stockholder would ultimately realize distributions per share equal to our offering price per share or estimated NAV per share upon a sale of our company;

•	our shares of common stock would trade at our offering price per share or estimated NAV per share on a national securities exchange;

•	a third party would offer our offering price per share or estimated NAV per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock;

•	another independent third-party appraiser or third-party valuation firm would agree with our estimated NAV per share; or

•	the methodology used to determine our estimated NAV per share would be acceptable for compliance with ERISA reporting requirements.

The NAV of our shares will fluctuate over time in response to the capital raised during our offering stage, future investments, the performance of individual assets in our portfolio, the management of those assets, and the real estate and finance markets.

Disruptions in the financial markets and uncertain economic conditions could adversely affect market rental rates, real estate values and our ability to secure debt financing, service future debt obligations, or pay distributions to our stockholders.

Currently, environments for the types of properties we are targeting for investment are highly competitive. While there has been an increase in the amount of capital flowing into the U.S. real estate markets, which resulted in an increase in real estate values in certain markets, the uncertainty regarding the economic environment has made businesses reluctant to make long-term commitments or changes in their business plans.

We plan to rely on debt financing to finance our real estate properties and we may have difficulty refinancing some of our debt obligations prior to or at maturity or we may not be able to refinance these obligations at terms as favorable as the terms of our initial indebtedness and we also may be unable to obtain additional debt financing on attractive terms or at all. If we are not able to refinance our initial indebtedness on attractive terms at the various maturity dates, we may be forced to dispose of some of our assets. Recent financial market conditions have improved significantly from the bottom of the economic cycle, but material risks are still present. Market conditions can change quickly, which could negatively impact the value of our assets.

Disruptions in the financial markets and continued uncertain economic conditions could adversely affect the values of our investments. It remains uncertain whether the capital markets can sustain the current transaction levels. Furthermore, declining economic conditions could negatively impact real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments, which could have the following negative effects on us:

•	the values of our investments in properties could decrease below the amounts paid for such investments; and/or

•	revenues from our properties could decrease due to fewer students and/or lower rental rates, making it more difficult for us to pay distributions or meet our debt service obligations.

All of these factors could reduce our stockholders’ return and decrease the value of an investment in us.

If we fail to diversify our investment portfolio, downturns relating to certain geographic regions, industries, student enrollment or business sectors may have a more significant adverse impact on our assets and our ability to pay distributions than if we had a diversified investment portfolio.

While we intend to diversify our portfolio of investments in the manner described in this offering circular, we are not required to observe specific diversification criteria. Therefore, our investments may at times be concentrated in a limited number of geographic locations, or secured by assets concentrated in a limited number of geographic locations. Our ability to diversify is also constrained by the maximum offering amount and our ability to leverage off of that amount. To the extent that our properties portfolio is concentrated in limited geographic regions, downturns relating generally to such region, industry, student enrollment or business sector may result in declining values and defaults on a number of our investments within a short time period, which may reduce our net income and the value of our common stock and accordingly limit our ability to pay distributions to our stockholders. In order to diversify our investment portfolio, we may co-invest or joint venture with affiliates or third parties including through exchanges of ownership interests in respective properties, which could result in the loss of control over a given property.

Any adverse economic or real estate developments in our target markets could adversely affect our operating results and our ability to pay distributions to our stockholders.

We may not be successful in conducting this offering, which would adversely impact our ability to implement our investment strategy.

The success of this offering and our ability to implement our business strategy depend upon our ability to sell our shares to investors. All investors have a choice of numerous competing real estate investment trust offerings, many with similar investment objectives, which may make selling our shares to such investors more difficult. If we are not successful in growing, operating and managing this process, our ability to raise proceeds through this offering will be limited and we may not have adequate capital to implement our investment strategy.

The loss of or the inability to retain or obtain key real estate professionals could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of an investment in our shares.

We believe that our future success depends, in large part, upon our ability to attract and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and we may be unsuccessful in attracting and retaining such skilled professionals. If we lose or are unable to obtain the services of highly skilled professionals, our ability to implement our investment strategies could be delayed or hindered. In particular, our success depends to a significant degree upon the contributions of William Broms, our Chief Executive Officer. We have not entered into an employment agreement with Mr. Broms and he may not remain employed with us. If Mr. Broms ceases his employment with us, we may be unable to find suitable replacements and our operating results could suffer as a result.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce our stockholders’ and our recovery against our independent directors if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our bylaws provide that none of our independent directors shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are negligent or engage in willful misconduct. As a result, you and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees and agents) in some cases, which would decrease the cash otherwise available for distribution to you.

Risks Related to our Management Structure and Conflicts of Interest

We are newly self-managed and may encounter unforeseen costs, expenses and difficulties associated with operating on a self-managed basis.

Effective October 28, 2019, we terminated our advisory agreement with our advisor and our sponsor, and we are currently internally managed. Our employees, including our Chief Executive Officer, are responsible for performing all of our administrative functions and operations and for identifying all of our prospective property acquisitions. One of our employees is also directly responsible for providing investor relations services to us. In addition, depending on the properties acquired, day-to-day property management may be performed by experienced recognized property management companies that provide property management services in the areas where our properties are located. We no longer bear the costs of the various fees and expense reimbursements previously paid to our former advisor and its affiliates. However, our expenses now include the compensation and benefits of our officers, employees and consultants, overhead previously paid by our former advisor and its affiliates and other organization and offering costs in connection with this offering, including such costs that exceeded the amount we were required to reimburse to, or that were waived or deferred by, our former advisor and its affiliates. Our employees will provide services historically provided by our former advisor and its affiliates. We will also be subject to potential liabilities that are commonly faced by employees, such as workers’ disability and compensation claims, potential labor disputes, and other employee-related liabilities and grievances. In addition, we have not previously operated as a self-managed REIT and may encounter unforeseen costs, expenses and difficulties associated with providing these services on a self-managed basis. If we incur unexpected expenses as a result of our self-management, our results of operations could be lower than they otherwise would have been.

If we engage an external advisor in the future to provide advisory and management services to us, we may face conflicts of interest.

We continue to evaluate our management options. In connection with consummation of the NNN REIT Self-Management Transaction, our board of directors may determine to enter into an advisory agreement with a subsidiary of NNN REIT, resulting in us again becoming externally managed. If this were to occur, the conduct of our operations, management of our portfolio of core real estate properties and real estate related assets and asset-management and other services would be externally managed by a subsidiary of NNN REIT. We cannot assure you whether our board of directors will determine to enter into an agreement with NNN REIT for external advisory and management services or that we will be successful in negotiating such an agreement with NNN REIT on acceptable terms or at all.

If we enter into an agreement with NNN REIT for external advisory and management services, we expect that officers, employees and other key professionals employed by, or affiliated with, NNN REIT would be responsible for the advisory and management services provided to us. Three of our directors, including Raymond Wirta, the Chairman of our Board, and Aaron Halfacre, the Chief Executive Officer of our former sponsor, serve on the board of directors of NNN REIT, and it is also expected that Mr. Halfacre will be directly employed as NNN REIT’s Chief Executive Officer following completion of the NNN REIT Self-Management Transaction. As a result of these relationships, we may face the following potential conflicts of interests if our board of directors determines to enter into an agreement with NNN REIT to provide external advisory and management services to us:

•	If engaged as our external advisor, NNN REIT and its affiliates would receive substantial fees from us. These fees could influence the advice to us as well as the judgment of their affiliates providing services to us. Among other matters, these compensation arrangements could affect their judgment with respect to: (i) the continuation, renewal or enforcement of agreements with our advisor and its affiliates, including the advisory agreement; (ii) sales of real estate investments, which would entitle our advisor to disposition fees; (iii) acquisitions of real estate investments, which entitle our advisor to acquisition fees and asset management fees based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us, which may influence our advisor to recommend riskier transactions to us and/or transactions that are not in our best interest and, in the case of acquisitions of investments from other affiliated programs, which might entitle affiliates of our advisor to disposition fees and possible subordinated incentive fees in connection with its services for the seller; (iv) borrowings to acquire real estate investments, which borrowings will increase the acquisition fees, financing fees and asset management fees payable to our advisor; (v) whether and when we seek to list our shares of common stock on a national securities exchange, which listing may make it more likely for us to become self-managed or internalize our management and which could also adversely affect the sales efforts for other advisor-affiliated programs, depending on the price at which our shares trade; and (vi) whether we seek to sell the company, which sale could terminate the asset management fee.

•	Many investment opportunities that are suitable for us may also be suitable for NNN REIT or any other future NNN REIT-affiliated programs. When the real estate professionals providing advisory and management services to us direct an investment opportunity, they, in their sole discretion, will offer the opportunity to the program for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program. We expect that our acquisition stage will overlap with NNN REIT and other future NNN REIT-affiliated programs.

•	We would rely on officers, employees and other key professionals employed by, or affiliated with, NNN REIT, including Messrs. Halfacre and Wirta, to provide services to us for the day-to-day operation of our business. Messrs. Halfacre and Wirta generally, are not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate-related investments. As a result of their interests in NNN REIT and potentially other future NNN REIT-affiliated programs, the obligations of these individuals to NNN REIT investors and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, Messrs. Halfacre and Wirta would face conflicts of interest in allocating their time among us, NNN REIT and any other future NNN REIT-affiliated programs, as well as other business activities in which they are involved. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are necessary or appropriate to manage our business.

•	We would also rely on officers and other key professionals employed by, or affiliated with, NNN REIT to supervise the management of investments. If these individuals direct prospective tenants to properties owned by NNN REIT or a future NNN REIT-affiliated program when it could direct such tenants to our properties, our tenant base may have more inherent risk and our properties’ occupancy may be lower than might otherwise be the case.

•	Messrs. Halfacre and Wirta and any other individuals serving on the board of directors of both NNN REIT and our board of directors, as well as the executive officers and key real estate professionals that may be assembled by NNN REIT to provide advisory and management services to us, may also be executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in NNN REIT or any future NNN REIT-affiliated entities. As a result, they owe fiduciary duties to each of these entities, their members and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could influence the judgment of our board of directors when considering issues for us that also may affect NNN REIT or future NNN REIT-affiliated programs and could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities.

•	NNN REIT is seeking to raise capital through a public offering being conducted concurrently with this offering and future NNN REIT-affiliated programs may as well. As a result, if NNN REIT is engaged as our external advisor it may face conflicts of interest arising from potential competition with us or any future NNN REIT-affiliated programs for investors and investment capital. Such conflicts may not be resolved in our favor and our stockholders will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making an investment in our shares.

Our use of the Online Platform is contingent upon the closing of the Self-Management Transaction on or before March 31, 2020, and if the Self-Management Transaction is not closed by that date, we may no longer have access to the Online Platform.

Rich Uncles NNN Operating Partnership, LP, the operating partnership of NNN REIT (“NNN OP”), has acquired the software and related assets of our former sponsor in order for NNN OP to develop and operate the Online Platform, and we have entered into a website hosting services agreement with NNN OP pursuant to which NNN OP will host the Online Platform for our benefit. However, NNN OP’s continued rights to such software and related assets are contingent upon the closing of the Self-Management Transaction on or before March 31, 2019. If the Self-Management Transaction is not closed by that date, ownership of such software and related assets would return to our former sponsor, and our website hosting services agreement with NNN OP would be terminated according to its terms. If this were to occur and we are not able to enter into an additional agreement that would provide us with continued access to the Online Platform, we would lose our access to the Online Platform, which could have a material adverse effect on our ability to raise capital in this offering.

Risks Related to Our Corporate Structure

Our charter limits the number of shares a person may own and permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, our charter prohibits a person from directly or constructively owning more than 9.8% of our outstanding shares, unless exempted by our board of directors. In addition, our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of repurchase of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act. We recently completed the acquisition of a fitness center property that now classifies us as a real estate operating company not required to register under the Investment Company Act. See Properties and Investments—Property Acquisitions.

If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we will not be required to register as an investment company based on the following analysis. With respect to the 40% test, the entities through which we intend to own our assets will be majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we are a holding company and do not intend to invest or trade in securities ourselves. Rather, through majority-owned subsidiaries, we are primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real estate and real estate-related assets.

We believe that most of our subsidiaries will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters. We expect that each of our subsidiaries relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying assets, and approximately an additional 25% of its assets in other types of real estate-related assets. We expect to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC or its staff may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. In this regard, we note that in 2011 the SEC issued a concept release indicating that the SEC and its staff were reviewing interpretive issues relating to Section 3(c)(5)(C) and soliciting views on the application of Section 3(c)(5)(C) to companies engaged in the business of acquiring mortgages and mortgage-related instruments. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered “real estate-related assets” under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered “real estate-related assets” under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

We do not have a separately appointed audit committee composed of independent directors, which could increase the risk of a financial reporting failure.

Our three independent members of the board of directors all serve on the conflicts committee, which addresses issues requiring independent review of management decisions of the board of directors, which are required to be made by a majority of our independent directors under state regulatory requirements or under our charter documents. We have not appointed a separate audit committee composed of independent directors because of the demands already placed on the independent directors by their conflicts committee duties. Instead, responsibilities addressed by audit committees of other REITs are handled by the full board of directors including the independent directors.

Because we have no separately appointed audit committee, no special committee has been assigned to devote special attention to understanding our financial statements and financial condition, dealing regularly with our auditors, and setting corporate policy on financial controls and reporting. The absence of a specially appointed audit committee may increase the possibility of failures to properly supervise our financial controls and reporting requirements in the management of our business.

Our stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board’s broad discretion in setting policies and our stockholders’ inability to exert control over those policies increases the uncertainty and risks our stockholders face.

Our stockholders will have only limited liquidity and may not be able to immediately sell their shares under our share repurchase program.

Our charter documents do not require us to seek stockholder approval to liquidate our assets by a specified date, nor do they require us to list our shares for trading by a specified date. No public market currently exists for our shares. Until our shares are listed, if ever, you may not sell your shares other than in limited circumstances. If you are able to sell your shares, you may have to sell them at a substantial loss.

While we do not expect that a secondary market for resale of our stock will develop, we intend to provide a monthly share repurchase program for stockholders who wish to sell their shares. Our ability to repurchase shares depends upon the levels of our cash reserves (including distribution reinvestment proceeds), availability under any line of credit that we might have, the pace of new share sales, and various other aspects of our operations that generate cash flow. If we cannot repurchase all shares presented for repurchase in any month because of the limitations on repurchases set forth in our share repurchase program, then we will honor repurchase requests on a pro rata basis.

Our board may amend, suspend or terminate our share repurchase program upon 30 days’ notice to stockholders. See Description of Shares — Share Repurchase Program for more information about the program.

We may, at some future date, seek to list our shares on a national securities exchange to create a secondary market for our stock, but we have no current plan to do so, and for the foreseeable future stockholders should assume that the only available avenue to sell their shares will be our share repurchase program, described above.

Our investors’ interest in us could be diluted if we issue additional shares, which could reduce the overall value of their investment.

Our common stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 10,000,000 shares of common stock and 10,000,000 shares of preferred stock. Our board of directors has no present intention to issue preferred stock but may do so at any time it determines circumstances warrant such issuance, including in connection with property acquisitions and maintaining our qualified REIT status. Our board of directors may increase the number of authorized shares of common and preferred stock without stockholder approval. After our investors purchase shares in this offering, our board may elect to (i) sell additional shares in this or in future public offerings, including through our distribution reinvestment plan; (ii) issue equity interests in private offerings; (iii) issue shares to third party agents or service providers in payment of outstanding fee obligations; (iv) issue shares of our common stock to sellers of properties or assets we acquire in connection with an exchange of limited partnership interests; or (v) otherwise issue additional shares of our capital stock. To the extent we issue additional equity interests after our investors purchase shares, whether in this or future primary offerings, pursuant to our distribution reinvestment plan or otherwise, our investors’ percentage ownership interest in us would be diluted. In addition, depending upon the terms and pricing of any additional issuance of shares, the use of the proceeds and the value of our real estate investments, our investors could also experience dilution in the book value and NAV of their shares and in the earnings and distributions per share.

Payment of fees in connection with this offering, including fees to our dealer-manager and organization and offering expenses in connection with this offering, reduces cash available for investment and could reduce the amount of cash available for distribution to our stockholders and increase the risk that our stockholders will not be able to recover the amount of their investment in our shares.

Following the termination of our advisory agreement, we are responsible for all organization and offering expenses in connection with this offering, including all fees payable to North Capital, the dealer-manager for this offering, as well as all operating costs with respect to our business and operations. The payment of these expenses by us reduces the amount of cash available for investment and could reduce the amount of cash available for distribution to stockholders and increase the risk that our stockholders will not be able to recover the amount of their investment in our shares, resulting in dilution of the value of our stockholders’ investment.

If we are unable to obtain funding for future capital needs, cash distributions to our stockholders and the value of our investments could decline.

When tenants do not renew their leases or otherwise vacate their units, we may need to expend substantial funds for renovations to the vacated space in order to attract replacement tenants. If we need additional capital in the future to renovate or maintain our properties or for any other reason, we may have to obtain funding from sources other than our cash flow from operations or proceeds from our distribution reinvestment plan, such as borrowings or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both, which would limit our ability to make distributions to our stockholders and could reduce the value of our stockholders’ investment in us.

Although we will not currently be afforded the protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our board of directors opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection. For more information about the business combination, control share acquisition and Subtitle 8 provisions of Maryland law, see Description of Shares—Business Combinations—Control Share Acquisitions and — Subtitle 8.

We are subject to risks relating to litigation and regulatory liability.

We face legal risks in our businesses, including risks related to the securities laws and regulations across various state and federal jurisdictions. Non-traded REITs have been the subject of increased scrutiny by regulators and media outlets resulting from inquiries and investigations initiated by FINRA and the SEC.

Beginning in 2017, the SEC conducted an investigation related to, among other things, the advertising and sale of securities in connection with a registered public offering by NNN REIT and compliance with broker-dealer regulations. Recently, our former sponsor proposed a settlement of the investigation with the SEC and, on September 26, 2019, the SEC accepted the settlement and entered an order (the “Order”) instituting proceedings against our former sponsor pursuant to Section 8A of the Securities Act and Section 21C of the Exchange Act. Under the settlement, our former sponsor, without denying or admitting any substantive findings in the Order, consented to entry of the Order, finding violations by it of Section 5(b)(1) of the Securities Act and Section 15(a) of the Exchange Act. Under the terms of the Order, our former sponsor agreed to (i) cease and desist from committing or causing any future violations of Section 5(b) of the Securities Act and Section 15(a) of the Exchange Act, (ii) pay, and has paid, to the SEC a civil money penalty in the amount of $300,000 and (iii) undertake that any REIT that is or was formed, organized or advised by it, including our company, will not distribute securities except through a registered broker-dealer.

Violations of state and federal securities registration laws may result in contingent liabilities to purchasers for sales of unregistered securities and may also subject the seller to fines and penalties by securities regulatory agencies. It is possible that we and our affiliates could be subject to sanctions or to similar liabilities in the future, should another violation of securities registration requirements occur. A finding of such a violation could have a material adverse effect on our business, financial condition and operating results.

In addition, following the termination of our advisory agreement with our former sponsor and advisor, we are internally managed. As a result, we are also subject to potential liabilities that are commonly faced by employees, such as workers’ disability and compensation claims, potential labor disputes, and other employee-related liabilities and grievances, which could have an adverse effect on our business, financial condition and operating results.

Risks Associated with Debt Financing

We obtain lines of credit, mortgage indebtedness and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our properties and other assets. In some instances, we intend to acquire real properties by financing a portion of the price of the properties and mortgaging or pledging some or all of the properties purchased as security for that debt. We may also incur mortgage debt on properties that we already own in order to obtain funds to acquire additional properties, to fund property improvements and other capital expenditures, to pay distributions and for other purposes. In addition, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). However, we can give our stockholders no assurance that we will be able to obtain such borrowings on satisfactory terms or at all.

If we do mortgage a property and there is a shortfall between the cash flow generated by that property and the cash flow needed to service mortgage debt on that property, then the amount of cash available for distribution to our stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, reducing the value of our stockholders’ investment in us. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we would not necessarily receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage or other debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of all or a part of the debt or other amounts related to the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a mortgage secured by a single property could affect mortgages secured by other properties.

We may utilize repurchase agreements as a component of our financing strategy. Repurchase agreements economically resemble short-term, variable-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the assets subject to a repurchase agreement declines, we may be required to provide additional collateral or make cash payments to maintain the required loan-to-collateral value ratios. If we are unable to provide such collateral or cash repayments, we may lose our economic interest in the underlying assets.

We may also obtain recourse debt to finance our acquisitions and meet our REIT distribution requirements. If we have insufficient income to service our recourse debt obligations, our lenders could institute proceedings against us to foreclose upon our assets. If a lender successfully forecloses upon any of our assets, our ability to pay cash distributions to our stockholders will be limited and our stockholders could lose money.

High mortgage rates or changes in underwriting standards may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash available for distribution to our stockholders.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on a property, we run the risk of being unable to refinance part or all of the debt when it becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance properties subject to mortgage debt, our income could be reduced. We may be unable to refinance or may only be able to partly refinance properties if underwriting standards, including loan to value ratios and yield requirements, among other requirements, are more strict than when we originally financed the properties. If any of these events occurs, our cash flow could be reduced and/or we might have to pay down existing mortgages. This, in turn, would reduce cash available for distribution to our stockholders, could cause us to require additional capital and may hinder our ability to raise capital by issuing more stock or by borrowing more money.

We may use leverage in connection with any real estate investments we make, which increases the risk of loss associated with this type of investment.

We may finance the acquisition of our properties and real estate-related investments with warehouse lines of credit and repurchase agreements. Although the use of leverage may enhance returns and increase the number of investments that we can make, it may also substantially increase the risk of loss. There can be no assurance that leveraged financing will be available to us on favorable terms. If alternative financing is not available, we may have to liquidate assets at unfavorable prices to pay off such financing. The return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that we can derive from the assets we acquire.

Our debt service payments will reduce our cash available for distribution. We may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. If we utilize repurchase financing and if the market value of the assets subject to a repurchase agreement declines, we may be required to provide additional collateral or make cash payments to maintain the required loan-to-collateral value ratio. If we are unable to provide such collateral or cash repayments, we may lose our economic interest in the underlying assets. Further, credit facility providers and warehouse facility providers may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

We may not be able to access financing sources on attractive terms, which could adversely affect our ability to execute our business plan.

We may finance our assets over the long-term through a variety of means, including repurchase agreements, credit facilities, issuances of mortgage-backed securities and other structured financings. Our ability to execute this strategy will depend on various conditions in the markets for financing in this manner that are beyond our control, including lack of liquidity and greater credit spreads. We cannot be certain that these markets will remain an efficient source of long-term financing for our assets. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase agreements may not accommodate long-term financing. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flow, thereby reducing cash available for distribution to our stockholders and funds available for operations as well as for future business opportunities.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to pay distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements into which we enter may contain covenants that limit our ability to further mortgage a property or that prohibit us from discontinuing insurance coverage or replacing our advisor. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives and limit our ability to pay distributions to our stockholders.

Increases in interest rates would increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

We may incur variable rate debt. Increases in interest rates will increase the cost of that debt, which could reduce our cash flow from operations and the cash we have available for distribution to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

We have broad authority to incur debt and debt levels could hinder our ability to make distributions and decrease the value of our stockholders’ investment in us.

We may incur debt until our total liabilities would exceed 75% of the cost of our tangible assets (before deducting depreciation or other noncash reserves) and we may exceed this limit with the approval of the majority of our conflicts committee. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute to our stockholders and could result in a decline in the value of our stockholders’ investment in us.

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective.

From time to time, we may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. There is no assurance that our hedging strategy will achieve our objectives. We may be subject to costs, such as transaction fees or breakage costs, if we terminate these arrangements.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. As a result of the global credit crisis, there is a risk that counterparties could fail, shut down, file for bankruptcy or be unable to pay out contracts. The failure of a counterparty that holds collateral that we post in connection with an interest rate swap agreement could result in the loss of that collateral.

U.S. Federal Income Tax Risks

Failure to qualify as a REIT would subject us to U.S. federal income tax, which would reduce the cash available for distribution to our stockholders.

We expect to operate in a manner that will allow us to continue to qualify as a REIT for U.S. federal income tax purposes. However, the U.S. federal income tax laws governing REITs are extremely complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, we would be required to pay federal income tax on our taxable income. We might need to borrow money or sell assets to pay that tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT were excused under federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock.

If our stockholders participate in our distribution reinvestment plan, they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value, if any. As a result, unless our stockholders are tax-exempt entities, they may have to use funds from other sources to pay their tax liability on the value of the shares of common stock received. See Description of Shares—Distribution Reinvestment Plan—Tax Consequences of Participation.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

•	In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

•	We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

•	If we elect to treat property that we acquire in connection with certain leasehold terminations as “foreclosure property,” we may avoid the 100% tax on the gain from a resale of that property, but the income from the sale or operation of that property may be subject to corporate income tax at the highest applicable rate.

•	If we sell an asset that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax unless such sale were made by one of our taxable REIT subsidiaries.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may be forced to forego otherwise attractive business or investment opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders’ overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and reduce the value of our stockholders’ investment.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If a tax-exempt stockholder has incurred debt to purchase or hold our common stock, then a portion of the distributions to and gains realized on the sale of common stock by such tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Internal Revenue Code.

If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our annual REIT taxable income (excluding net capital gain), determined without regard to the deduction for dividends paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distribution must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. There is no de minimis exception with respect to preferential dividends; therefore, if the IRS were to take the position that we paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Characterization of any repurchase agreements we enter into to finance our investments as sales for tax purposes rather than as secured lending transactions would adversely affect our ability to qualify as a REIT.

We may enter into repurchase agreements with a variety of counterparties to achieve our desired amount of leverage for the assets in which we invest. When we enter into a repurchase agreement, we generally sell assets to our counterparty to the agreement and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that for U.S. federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the Internal Revenue Service could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT if tax ownership of these assets was necessary for us to meet the income and/or asset tests.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (i) interest rate risk on liabilities incurred to carry or acquire real estate or (ii) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Ownership limitations may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

In order for us to qualify as a REIT for each taxable year, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. “Individuals” for this purpose include natural persons, and some entities such as private foundations. To preserve our REIT qualification, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value of our capital stock. This ownership limitation could have the effect of discouraging a takeover or other transaction in which our stockholders might receive a premium for their shares over the then prevailing market price or which our stockholders might believe to be otherwise in their best interests.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. A domestic taxable REIT subsidiary will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis. We cannot assure our stockholders that we will be able to comply with the 25% value limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm’s length transactions.

The IRS may challenge our characterization of certain income from offshore taxable REIT subsidiaries.

We may form offshore corporate entities treated as taxable REIT subsidiaries. If we form such subsidiaries, we may receive certain “income inclusions” with respect to our equity investments in these entities. We intend to treat such income inclusions, to the extent matched by repatriations of cash in the same taxable year, as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. See U.S. Federal Income Tax Considerations — Taxation of our REIT — Income Tests. Because there is no clear precedent with respect to the qualification of such income inclusions for purposes of the REIT gross income tests, no assurance can be given that the IRS will not assert a contrary position. If such income does not qualify for the 95% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT, in both events only if such inclusions (along with certain other non-qualifying income) exceed 5% of our gross income.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Distributions payable by REITs do not qualify for the reduced tax rates.

The maximum tax rate for distributions payable to domestic stockholders that are individuals, trusts and estates is 23.8%. Distributions payable by REITs, however, are generally not eligible for the reduced rates. While this tax treatment does not adversely affect the taxation of REITs or distributions paid by REITs, the more favorable rates applicable to regular corporate distributions could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay distributions, which could adversely affect the value of the stock of REITs, including our common stock.

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code (such as an individual retirement account (“IRA”)) fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. Fiduciaries and IRA owners investing the assets of such a plan or account in our common stock should satisfy themselves that:

•	the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;

•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;

•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;

•	the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;

•	the investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA;

•	our stockholders will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and

•	the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we will provide an estimated value for our shares annually. We can make no claim whether such estimated value will or will not satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common stock. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested.

In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, about our business, including, in particular, statements about our plans, strategies and objectives.

You should carefully review the “Risk Factors” section of this offering circular, and those contained in any supplement to this offering circular, for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of our future financial condition, results of operations and funds from operations, our strategic plans and objectives, cost management, occupancy and leasing rates and trends, liquidity and ability to refinance our indebtedness as it matures, anticipated capital expenditures (and access to capital) required to complete projects, amounts of anticipated cash distributions to our stockholders in the future and other matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and/or could cause actual results to differ materially from those expressed or forecast in the forward-looking statements.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

•	Risks and uncertainties related to the start-up and “blind pool” nature of our business;

•	Risks and uncertainties related to the national and local economies and the real estate industry in general and in our specific markets;

•	Volatility in the capital markets;

•	Rising interest and insurance rates;

•	Competition from other properties and our inability to obtain new tenants on favorable terms, or at all, upon the expiration of existing leases;

•	Availability and terms of capital and financing, both to fund our operations and to refinance our indebtedness as it matures;

•	Legislative or regulatory changes, including changes to laws governing tenant businesses, construction and real estate investment trusts;

•	Changes in student housing or other policies adopted by the colleges and universities or changes in the residential, multi-family housing, QSR, FC, and GC-Stores property markets;

•	Our possible failure to qualify as a real estate investment trust and the risk of changes in laws affecting real estate investment trusts;

•	Our dependence upon key personnel whose continued service is not guaranteed;

•	Our ability to identify, hire and retain highly qualified executives in the future;

•	Availability of appropriate property acquisition targets;

•	Failure to integrate acquisitions successfully;

•	The financial condition and liquidity of, or disputes with, any joint venture partners;

•	Impact of ad valorem, property and income taxes;

•	Changes in U.S. generally accepted accounting principles (“GAAP”);

•	Repair or renovation delays, increasing costs or exceeding completion time estimates;

•	Changes in our credit ratings;

•	Potential liability for uninsured losses and environmental liabilities;

•	Lease-up risks; and

•	Potential need to fund improvements or other capital expenditures out of operating cash flow.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. You should carefully review the “Risk Factors” section of this offering circular below. New factors may also emerge from time to time that could materially and adversely affect us.

ESTIMATED USE OF PROCEEDS

The following table sets forth information about how we intend to use the proceeds raised in this offering assuming that we sell (1) the midpoint of 3,668,280 shares of common stock in the primary offering and no sales of shares in the distribution reinvestment plan and (2) the maximum of 7,336,560 shares of common stock in the primary offering and no sales of shares in the distribution reinvestment plan. We may reallocate the shares of our common stock we are offering between the primary offering and the distribution reinvestment plan.

Many of the amounts set forth below represent management’s best estimate since they cannot be precisely calculated at this time. The actual amount of dealer manager fees will vary from the estimated amounts shown because the specific amounts of shares of our common stock that we sell is uncertain. The actual amount of organization and offering expenses we pay in connection with this offering will also vary based on the actual expenses we incur in connection with this offering and will also depend on whether we remain internally managed. In no event may the total organization and offering expenses (including dealer manager fees) exceed 15% of the aggregate gross proceeds raised in this offering when terminated or completed.

We expect to use the net proceeds from this offering for investments, including costs and fees associated with such investments. We also expect to use a portion of the net proceeds of this offering for general corporate purposes, including, but not limited to: the repurchase of shares under our share repurchase program; capital expenditures, tenant improvement costs and leasing costs related to our real estate properties; reserves required by any financings of our real estate investments; the repayment of debt; the funding of stockholder distributions; and to provide liquidity to our stockholders pursuant to our share repurchase program.

	Midpoint Offering (3,668,280 shares)		Maximum Offering (1) (7,336,560 shares)
	Amount	Percent	Amount	Percent
Gross offering proceeds (assumes an initial offering price of $5.00 per share)	$18,341,400	100.0%	$36,682,800	100.0%
Less Offering Expenses:
Dealer manager fees (2)	128,390	0.7%	266,897	0.7%
Organization and offering expenses (3)	458,535	2.5%	898,002	2.5%
Net offering proceeds (4)	$17,754,475	96.8%	$35.517,901	96.8%

(1)	On April 17, 2018, we qualified up to $50,000,000 in shares of our common stock for issuance. As of September 30, 2019, we have sold 2,663,440 shares, for total gross offering proceeds of approximately $13,317,200. Accordingly, as of September 30, 2019, the total maximum number of shares available for issuance is 7,336,560.

(2)	Investors will not pay upfront selling commissions in connection with the purchase of shares of our common stock. We also will not pay selling commissions to broker-dealers in connection with this offering. We will sell our shares of common stock to investors through North Capital, a registered broker-dealer and our dealer manager for this offering, utilizing the Online Platform. For providing compliance services as the dealer manager for this offering North Capital will receive an upfront monthly variable fee equal to 0.60% of the purchase price of each share of common stock sold in the primary offering and a maximum cap of $206,896.80, assuming the sale of 6,896,560 shares through the primary offering. We will also pay an accountable $10,000 due diligence fee that is refundable to the extent it is not incurred. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $2,500 and a monthly administrative fee of $500 for technology tools to facilitate the offering of securities. These technology fees are capped at $50,000 for any public offering. All fees payable to North Capital will be paid by us. See Plan of Distribution.

(3)	Represents our estimates of organization and offering expenses expected to be incurred in connection with this offering (other than dealer manager fees). Following termination of the advisory agreement with our former sponsor and advisor effective October 28, 2019, we will pay all organization and offering costs incurred in connection with this offering for as long as we remain internally managed. Prior to such date, we reimbursed our former sponsor for organization and offering expenses in an amount not to exceed 3% of the aggregate gross offering proceeds from this offering. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) all marketing related costs and expenses; (ii) personnel employed for the purpose of and in connection with the offering and to respond to inquiries from prospective stockholders (including salaries, payroll taxes, benefits and other related expenses); and (iii) facilities and technology costs, insurance expenses and other costs and expenses associated with this offering and marketing of our shares.

(4)	We are currently internally managed. Prior to the termination of the advisory agreement with our former sponsor and advisor effective October 28, 2019, we were required to pay certain compensation and fees to our advisor and its affiliates to manage our day-to-day affairs and our portfolio of real estate investments. See Management—Compensation to our Former Sponsor and Affiliates. Our board of directors continues to evaluate our management options and may enter into an advisory agreement with a subsidiary of NNN REIT in connection with the consummation of the NNN REIT Self-Management Transaction. We cannot provide assurances that our board of directors will determine to enter into an agreement with NNN REIT for external advisory and management services or that we will be successful in negotiating such an agreement with NNN REIT on acceptable terms or at all. In the event we become externally managed in the future, we would be obligated to pay certain fees and expenses to our advisor and their affiliates in connection with any advisory and management services they provide.

The table above assumes all of the proceeds raised in this offering will be pursuant to the sale of shares of our common stock in the primary offering. However, we expect to sell a portion of our shares of common stock in this offering pursuant to our distribution reinvestment plan and, as of September 30, 2019, we have sold 79,582 shares for gross offering proceeds of approximately $397,010 pursuant to our distribution reinvestment plan. We will not pay selling commissions or dealer manager fees on any sale of shares of our common stock pursuant to our distribution reinvestment plan. We expect to use any distribution reinvestment plan proceeds for the same purposes described above. We cannot predict with any certainty how much, if any, distribution reinvestment plan proceeds will be available for specific purposes. Further, while we are currently internally managed, our board of directors continues to evaluate our management options. Accordingly, in the event we become externally managed in the future and to the extent proceeds from our distribution reinvestment plan are used for investments in real estate properties and real estate-related assets, sales under our distribution reinvestment plan could result in greater fee income for our advisor because of acquisition fees and other fees.

MANAGEMENT

Internal Management

Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board is responsible for the management and control of our affairs. In addition, our board has a fiduciary duty to our stockholders to supervise our relationship with our advisor, who shall manage our day-to-day operations and our portfolio of real estate investments. Our board will approve our investments in the properties and oversee our operations.

We operate under our charter and bylaws, which act as our governing documents. Our directors, including our independent directors approved the provisions of our charter and bylaws by resolutions adopted at our first meeting of the board of directors.

The term of office of each director is one year. Each director will serve until the next annual meeting of stockholders and until his successor has been duly elected and qualified. The presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast on any matter at any stockholder meeting constitutes a quorum. Under our charter, a majority of the shares entitled to vote and present in person or by proxy at a meeting of stockholders at which a quorum is present is required for the election of the directors at a meeting of stockholders called for that purpose. This means that, of the shares entitled to vote and present in person or by proxy, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to our board of directors. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected.

Although our board of directors may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time. Any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote on the election of directors at any meeting of stockholders called expressly for that purpose. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director(s) shall be removed.

Unless otherwise provided by Maryland law, our board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the independent directors nominate replacements for any vacancies among the independent director positions. Unless filled by a vote of the stockholders as permitted by the Maryland General Corporation Law, a vacancy that results from the removal of a director will be filled by a vote of a majority of the remaining directors. Any vacancy on our board of directors for any other cause will be filled by a vote of a majority of the remaining directors, even if such majority vote is less than a quorum.

Our directors are accountable to us and our stockholders as fiduciaries. This means that our directors must perform their duties in good faith and in a manner each director believes to be in our and our stockholders’ best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must devote only such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

In addition to meetings of any appointed committees of the board, we expect our directors to hold at least four regular board meetings each year. Our board has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity, although we expect our conflicts committee would act on these matters.

Our general investment and borrowing policies are set forth in this offering circular. Our directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and our advisor follow these policies and that these policies continue to be in the best interests of our stockholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in this offering circular.

Selection of Our Board of Directors; Independent Directors

In determining the composition of our board of directors, our board of directors’ goal was to assemble a group of persons whose individual skills, character, judgment, leadership experience, real estate experience and business acumen would complement each other and bring a diverse set of skills and experiences to our board as a whole. We have five directors on our board of directors, including three independent directors. An independent director is a person who is not one of our officers or employees or an officer or employee of any of our affiliates within the previous two years. Our independent directors also meet the director independence standards of the New York Stock Exchange.

Our independent directors are Jeffrey Randolph, Jeffrey Cyr, and Caroline Harkins. Aaron Halfacre and Raymond Wirta are not independent directors because they are both principals of our former sponsor and advisor.

Internalization of BRIX REIT

Effective October 28, 2019, we terminated our advisory agreement with our advisor and our sponsor, and we are currently internally managed.

We continue to evaluate our management options, which could include entering into an advisory agreement with a subsidiary of NNN REIT, a real estate investment trust that is currently advised by a wholly owned subsidiary of our former sponsor, to conduct our operations, manage our portfolio of real estate properties and real estate-related assets and provide asset-management and other services to us NNN REIT and certain other parties, including our former sponsor, are parties to a contribution agreement dated as of September 19, 2019 pursuant to which NNN REIT will acquire substantially all of the assets of our former sponsor and will become self-managed. As of the date of this offering circular, this NNN REIT Self-Management Transaction has not been consummated. The NNN REIT Self-Management Transaction is expected to close in late December 2019 or early January 2020. The closing of the NNN REIT Self-Management Transaction is subject to the satisfaction or waiver of various closing conditions, and therefore we cannot assure you that the NNN REIT Self-Management Transaction will be consummated. In connection with consummation of the NNN REIT Self-Management Transaction, our board of directors may determine to enter into an advisory agreement with a subsidiary of NNN REIT, resulting in us again becoming externally managed. We cannot assure you whether our board of directors will determine to enter into an agreement with NNN REIT for external advisory and management services or that we will be successful in negotiating such an agreement with NNN REIT on acceptable terms or at all. In the event we become externally managed in the future, we would become dependent on the services of the external advisor and their affiliates to select our investments and conduct our operations and would also be obligated to pay certain fees and expenses to our advisor and their affiliates in connection with any advisory and management services they provide. We will provide disclosure in one or more supplements to this offering circular in the event our board of directors determines in the future to enter into an advisory agreement with a subsidiary of NNN REIT or any other external advisor.

In connection with termination of the advisory agreement and during the interim period before the NNN REIT Self-Management Transaction is completed, the following officers have resigned from the following officer positions with our company because they are also officers of our former sponsor: Mr. Aaron S. Halfacre, our Chief Executive Officer and President; Mr. Raymond J. Pacini, our Chief Financial Officer; Ms. Sandra G. Sciutto, our Chief Accounting Officer; Ms. Jean Ho, our Chief Operating Officer, Chief Compliance Officer and Co-Secretary; and Mr. David Perduk, our Chief Investment Officer.

Our board of directors has appointed Mr. William R. Broms as interim Chief Executive Officer, President and Treasurer and Mr. Matthew Bodkins as our Marketing Communications Manager and interim Secretary. Our employees, including our interim Chief Executive Officer, are responsible for performing all of our administrative functions and operations and for identifying all of our prospective property acquisitions. One of our employees is also directly responsible for providing investor relations services to us. All costs to us related to employing such persons and other organization and offering costs in connection with this offering will be paid by us for as long as we remain internally-managed. In addition, depending on the properties acquired, day-to-day property management may be performed by experienced recognized property management companies that provide property management services in the areas where our properties are located.

Executive Officers and Directors

We have provided below certain information about our current executive officers and directors.

Name(1)	Age(2)	Positions	Term of Office(3)
William Broms	40	Chief Executive Officer, President and Treasurer (interim)	October 2019
Matthew W. Bodkin	31	Secretary (interim) and Marketing Communications Manager	October 2019
Aaron Halfacre	47	Director	January 2019
Raymond Wirta	75	Chairman of the Board and Director	November 2017
Jeffrey Cyr	59	Independent Director (3)	November 2017
Caroline Harkins	64	Independent Director (3)	July 2018
Jeffrey Randolph	63	Independent Director (3)	November 2017

(1)	The address of each executive officer and director listed is 3090 Bristol Street, Suite 550, Costa Mesa, California 92626.

(2)	As of October 1, 2019.

(3)	Indicates the commencement date of the executive officer’s or director’s service with us.

(4)	Member of the conflicts committee.

Mr. William R. Broms. William Broms was appointed as our interim Chief Executive Officer, President and Treasurer effective October 28, 2019. Mr. Broms served as Senior Managing Director - Acquisitions of BrixInvest, LLC, our former sponsor and the sponsor of REIT I and NNN REIT, from March 5, 2018 to October 25, 2019, where he provided leadership in acquisitions, finance, strategy, underwriting, and asset management.  From February 2014 until March 2018, Mr. Broms founded and led Realty Dividend, LLC, an investment firm that developed net-lease assets and invested in single and multi-family properties.  From August 2010 to February 2014, Mr. Broms served as Senior Director of Acquisitions at Cole Real Estate Investments, Inc., a publicly traded REIT acquiring net-lease real estate investments, where he directed the investment of sale-leaseback capital for leveraged buyouts and recapitalizations to corporations and private equity sponsors.   From February 2007 to August 2010, Mr. Broms served as Director of Acquisitions at Realty Income Corporation, a S&P 500 publicly traded net-lease REIT.  Prior to February 2007, Mr. Broms served in various roles that included corporate finance, mineral acquisitions, and construction.  Mr. Broms holds a Bachelor of Science in Finance from the Geis College of Business at the University of Illinois and an MBA from Regis University in Denver, Colorado.

Mr. Matthew W. Bodkin. Matthew Bodkin was appointed as our Marketing and Communications Manager and interim Secretary effective October 28, 2019. Mr. Bodkin served as Marketing Communications Manager of BrixInvest, LLC, our former sponsor and the sponsor of REIT I and NNN REIT, from May 21, 2018 to October 25, 2019, where he managed essential marketing operations including email & press release creation and distribution, affiliate partnerships, and content generation. From September 2012 to May 2018, Mr. Bodkin was the Digital Product Manager for the Phoenix New Times where he was responsible for managing digital advertising campaigns for high-profile companies that included Chevrolet, Ford, and AB InBev. Prior to September 2012, Mr. Bodkin served various roles that included marketing and business development in the pharmaceutical industry and coordinator of marketing for the city of Mesa. Mr. Bodkin holds a Bachelor of Arts in Design from Arizona State University.

Mr. Jeffrey Cyr. Our board of directors has concluded that Jeffrey Cyr is qualified to serve as an independent director by reason of his expertise with real estate-related investments. Mr. Cyr has spent the majority of his career in the commercial real estate industry. From 1988 to 2008 with the world’s leading commercial brokerage company CB Richard Ellis and from 2009 to present as an independent advisor, broker and manager to some of the nation’s largest and most respected landlords and to Fortune 500 owner/users. Mr. Cyr is highly regarded for his strategic solutions, experience and execution expertise with direct involvement to more than 1,000 lease and sale transactions as broker and principal with value in excess of $1 billion over his 29 year real estate career. He has extensive acquisition, disposition, leasing, marketing and underwriting experience that can assist, guide and fiduciary troubleshoot for REIT stakeholders. A 1985 San Diego State University (SDSU) Finance graduate, Mr. Cyr is a guest lecturer to SDSU B-School students and an active SDSU B-School mentor. He been a local charitable real estate advisor and board member to SoCal charities including the Lakewood YMCA and Greater Long Beach YMCA Camp Oaks benefiting local and regional children and their families.

Mr. Aaron Halfacre. Our board directors has concluded that Aaron Halfacre is qualified to serve as one of our directors by reason of his extensive industry and leadership experience. Mr. Halfacre has served as a member of our board of directors since January 1, 2019. Mr. Halfacre also previously served as our Chief Executive Officer and President from January 1, 2019 until October 28, 2019. Since January 1, 2019, Mr. Halfacre also serves as Chief Executive Officer and a Manager of BrixInvest, LLC, our former sponsor and its wholly owned subsidiary who served as our advisor until October 28, 2019, where he previously served as President since August 2018; the Chief Executive Officer, President and a Trust Manager of REIT I, and the Chief Executive Officer, President and a Director of NNN REIT, which are REITs that are both sponsored by our former sponsor. From January 2018 to July 2018, Mr. Halfacre served as President of Realty Mogul, Co., a real estate crowdfunding platform and its affiliates, MogulREIT I, LLC, a non-traded public real estate investment trust that invests in and manages a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets; and MogulREIT II, LLC, a non-traded public real estate investment trust that owns and manages a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. From April 2016 to the present, Mr. Halfacre serves as a Co-Founder of Persistent Properties, LLC which manages a multi-family portfolio focused on workforce housing. From July 2014 to March 2016, Mr. Halfacre served as president and chief investment officer of Campus Crest Communities, Inc., a publicly-traded real estate investment trust focusing on the ownership, development, building and management of student housing properties throughout the United States. From October 2012 to May 2014, Mr. Halfacre served as senior vice president and head of strategic relations at Cole Real Estate Investments, Inc., a publicly traded REIT focused on net lease real estate investments, where he oversaw all investor and strategic capital relationships. From November 2005 to December 2010, Mr. Halfacre served as the chief of staff and head of product development of the real estate group at BlackRock, a global investment management corporation. From June 2004 to November 2005, Mr. Halfacre served as director of investor relations for Green Street Advisors, a premier independent research and advisory firm concentrating on the commercial real estate industry in North America and Europe. Mr. Halfacre holds both Chartered Financial Analyst® and Chartered Alternative Investment Analyst® designations and received a Master of Business Administration from Rice University.

Ms. Caroline Harkins. Our board of directors has concluded that Caroline Harkins is qualified to serve as an independent director by reason of her extensive experience in banking and finance. Since 2014, Caroline Harkins has been the Southern California Region Director for Bridge Bank, a division of Western Alliance Bank. From 2012 to 2013, Ms. Harkins served as First Vice President & Business Center Manager of Community Bank. From 2010 to 2012 she was the Executive Vice President & Orange County Regional President of Beach Business Bank. From 2005 to 2010, Ms. Harkins served as Senior Vice President & Southern California Market President of First Financial Bank, which was the successor to Irwin Union Bank. From 1993 to 2005, Ms. Harkins served as Senior Vice President & Group Manager, Western Division of Comerica Bank, which was the successor by merger to Imperial Bank. Ms. Harkins also serves on the Executive Board of Directors for Junior Achievement – Orange County and the Association for Corporate Growth and on the Investment Advisory Board for CalOPTIMA. Ms. Harkins received her B.A. in Economics and History from Colgate University in 1977.

Mr. Jeffrey Randolph. Our board of directors has concluded that Jeffrey Randolph is qualified to serve as an independent director by reason of his extensive experience in investment management. Mr. Randolph has served as an independent member of our board of directors and chair of the conflicts committee since November 2017. Mr. Randolph has also been an independent director and audit committee chair of NNN REIT since July 2016 and was an independent trust manager of REIT I from 2014 to January 11, 2019. From 2002 through 2007 and then again from 2010 through March 2017 (now retired), Mr. Randolph was a Principal and served as Chief Financial Officer and Chief Compliance Officer for Affinity Investment Advisors, LLC, a firm specializing in U.S. stock exchange investments. In 2007, Affinity was purchased by Morgan Stanley Investment Management. From 2007 through 2010, Mr. Randolph served as Managing Director for Morgan Stanley and its wholly owned subsidiary Van Kampen Investments. His role included supporting the firm’s domestic and international investment clients. Toward the end of 2010, Mr. Randolph was part of the decision to re-launch Affinity as an independent entity to capitalize on the increasing investor interest in boutique management firms. Mr. Randolph brings 25 years of investment experience to our REIT. His previous work experience includes Principal at Avalon Financial Group Inc., which specialized in the restructuring and placement of commercial real estate financings, Chief Financial Officer for Bonutto-Hofer Investments, a private real estate investment firm that specialized in acquisition and management of commercial real estate properties in the western U.S., and Vice President at Security Pacific National Bank. Mr. Randolph also serves on the board of TSJ Hope Builders, a Santa Ana, California based nonprofit dedicated to moving young men and women out of poverty through life and job skills training. He is also a cofounder of Building Blocks Foundation Fund, an organization of commercial real estate professionals dedicated to supporting Orange County’s disadvantaged youth. Mr. Randolph received his bachelor’s degree in Business Finance from California State University, Long Beach.

Raymond Wirta. Our board of directors has concluded that Mr. Raymond Wirta is qualified to serve as one of our directors and as our chairman of the board by reason of his expertise with real estate-related investments. Mr. Wirta has served as our Chairman of the Board since November 2017. Mr. Wirta is a founder of our former sponsor and, together with Mr. Halfacre, owns a controlling interest in our former sponsor and advisor. Mr. Wirta is also the Chairman of the Board of NNN REIT and REIT I. Mr. Wirta was Chairman of the Board of CBRE Group (NYSE:CBG), a global real estate services firm, from 2014 to 2018, Vice Chair of the board of directors of CBRE from 2013 to 2014, a Director since 2001 and served as the Chief Executive Officer of CBRE from 2001 to 2005 and Chief Executive Officer of its predecessor company, CBRE Services, from 1999 to 2001. From 2009 through the present, he has been Chief Executive Officer of the Koll Company, a West Coast-based real estate investment and development company. He previously served as Chief Executive Officer for Koll Management Services and Bolsa Chica Company during time frames when both were publicly traded real estate companies. Based on these experiences, Mr. Wirta offers insights and perspective with respect to our real estate portfolio. From 2010 through March 2019, he served as a full time advisor to the Irvine Company and president from 2016 to 2019. The Irvine Company is a privately held California based real estate development company with ownership of 120 million square feet of apartments, office, retail and resorts primarily in California. Mr. Wirta holds a B.A. from California State University, Long Beach and an M.B.A from Golden State University. Our board of directors has concluded that Mr. Wirta is qualified to serve as one of our directors by reason of his expertise with real estate-related investments.

Director Independence

We have three independent directors. An independent director is a person who is not one of our officers or employees or an officer or employee of any of our affiliates within previous two years. Our independent directors also meet the director independence standards of the New York Stock Exchange.

Committees of Our Board of Directors

Our board of directors may delegate many of its powers to one or more committees. Our charter requires that each committee consist of one or more directors. Our board currently has appointed a conflicts committee composed of all of our independent directors.

Conflicts Committee

In order to reduce or eliminate certain potential conflicts of interest, the board of directors has appointed a conflicts committee of our board of directors, which is composed of all of our independent directors. Our conflicts committee operates pursuant to a conflicts committee charter, which has been adopted by the board of directors to define the committee’s responsibilities. Our conflicts committee charter authorizes our conflicts committee to act on any matter permitted under Maryland law. Our conflicts committee acts by majority vote of its members. Both our board of directors and our conflicts committee must act upon those conflict of interest matters that cannot be delegated to a committee under Maryland law. Our conflicts committee is also empowered to retain its own legal and financial advisors at our expense.

Our conflicts committee charter requires that our conflicts committee discharge the board’s responsibilities relating to the nomination of independent directors and the compensation of our independent directors. Our conflicts committee also discharges the board’s responsibilities relating to the compensation of our executives. Subject to the limitations in our charter and with stockholder approval, our conflicts committee may also create stock-award plans.

Members:

Mr. Jeffrey Cyr
Ms. Caroline Harkins
Mr. Jeffrey Randolph

Compensation of Directors

We will pay independent directors 1,000 shares of our common stock for attending each board meeting, 200 shares for each committee meeting and 200 shares for review and approval of each acquired property. In addition, the chairman of our conflicts committee receives 600 share payments on a semiannual basis. The shares to be issued to directors will be restricted securities issued in private transactions in reliance on an exemption from registration requirements of the Securities Act of 1933 under Section 4(a)(2) thereof, and the company has not agreed to file a registration statement with respect to registration of the shares to the directors. The directors will be able to resell their shares to us pursuant to our share repurchase plan. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director is also one of our officers or is otherwise not an independent director, we do not pay any compensation for services rendered as a director.

For the year ended December 31, 2018, we paid our directors as follows:

Name (1)	Stock Awards (2)
Jeffrey Cyr	$17,000
Caroline Harkins	$12,000
Jeffrey Randolph	$21,000
Raymond J. Pacini (3)	$5,000
Sandra G. Sciutto (3)	$1,000

(1)	The compensation paid to Mr. Halfacre and Mr. Wirta is not included in this table because they served as executive officers during the year ended December 31, 2018 and are not independent directors of the Company and, therefore, received no compensation for their service as director.

(2)	The amounts in this column represent the aggregate fair value of each annual equity award on its grant date, computed in accordance with ASC Topic 718. We valued the stock awards as of the grant date by the offering price per share of our common stock on that date (which was $5.00) by the number of shares of stock awarded.

(3)	Stock award as an independent member of our board of directors before joining the Company as an executive.

Management Compensation

Management Compensation Prior to Internalization

Prior to the termination of our advisory agreement with our former sponsor and advisor effective October 28, 2019, we did not compensate our executive officers for services rendered to us as our executive officers are employees of our former sponsor and advisor. If we compensated our executive officers directly, the following individuals would have been the three highest paid persons who were executive officers or directors during the year ended December 31, 2018:

•	Aaron S. Halfacre, Chief Executive Officer and President;

•	Raymond J. Pacini, Chief Financial Officer and Treasurer; and

•	David Perduk, Chief Investment Officer.

As noted above, in 2018 our executive officers also were officers of our former sponsor, advisor and its affiliates, and were compensated by such entities for their services to us. We were not responsible for, and did not reimburse our advisor for, any portion of the compensation paid by our former advisor and its affiliates to our executive officers for services provided to us.

Management Compensation Subsequent to Internalization

In connection with the termination of our advisory agreement with our advisor and our sponsor effective October 28, 2019, we became self-managed and entered into direct employment arrangements with each of our employees, including William Broms and Matt Bodkin. Messrs. Broms and Bodkin are no longer employed by our former sponsor.

In connection with their respective employment by us, Mr. Broms will receive an annual base salary of $125,000 and Mr. Bodkin will receive an annual base salary of $80,000. Messrs. Broms and Bodkin will each also be eligible to receive an annual bonus in an amount determined by our board of directors in its discretion and upon the recommendation of the conflicts committee of our board of directors.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. Moreover, our bylaws generally require us to indemnify and advance expenses to our directors and officers for losses they may incur by reason of their service in those capacities and certain other capacities if the director or officer (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in our best interests and, in all other cases, that his conduct was at least not opposed to our best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that he is found liable to us or is found liable on the basis that personal benefit was improperly received by him, the indemnification (i) is limited to reasonable expenses actually incurred by him in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which he shall have been found liable for willful or intentional misconduct in the performance of his duty to us. As a result, you and we may have more limited rights against our directors or officers than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a manner that causes us to incur losses.

The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. Furthermore, our charter prohibits the indemnification of our directors, our advisor, our sponsor, and their affiliates for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•	a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

We purchase and maintain insurance on behalf of all of our directors and officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

Compensation to Our Former Sponsor and Affiliates

Our Former Advisor

Prior to October 28, 2019, we were externally managed by our advisor, Brix Student Housing Operator, LLC, whose employees and resources were provided by our former sponsor, BrixInvest, LLC. Our advisor managed all of our administrative functions and operations. In addition, our advisor identified all of our prospective property acquisitions and advised us with respect to them. While our advisor managed or assisted in the management of the day-to-day operations of our properties, depending on the properties acquired, day-to-day property management was performed by experienced recognized property management companies that provide services in the areas where our properties are located.

We previously entered into an advisory agreement with our advisor, which was unanimously approved by our board of directors, including our conflicts committee. Our board of directors, including our conflicts committee, has approved termination of the advisory agreement effective October 28, 2019. At all times while our former advisor provided services to us pursuant to the advisory agreement, our advisor was subject to the supervision of our board of directors and provided only the services that were delegated to it. Our conflicts committee was responsible for reviewing the performance of our advisor and determining that the compensation to be paid to our advisor was reasonable in relation to the nature and quality of services performed and that our investment objectives were being carried out.

Our Former Sponsor

Prior to the termination of our advisory agreement with our former sponsor and advisor, our former sponsor provided employee resources, an online investment platform at www.richuncles.com and cash resources in the form of the reimbursable organization and offering expenses of this offering to our advisor, which our advisor then utilized in the performance of its services to us. During the term of the advisory agreement, our advisor had contractual and fiduciary responsibilities to us and our stockholders.

Online Platform Hosting

NNN OP, the operating partnership of NNN REIT, has acquired the software and related assets of our former sponsor in order for NNN OP to develop and operate the Online Platform. We have entered into a website hosting services agreement with NNN OP pursuant to which NNN OP will host the Online Platform for our benefit. In connection with such hosting services, we will pay NNN OP service fees equal to the direct cost paid by NNN OP to third parties for services related to NNN OP’s hosting of the Online Platform, plus 10%, plus the then-current time and materials rates charged by NNN OP for the services of its personnel. The website hosting services agreement has a term of three years following its effective date and will automatically renew for successive one-year periods unless either party notifies the other of termination on or before 90 days prior to the end of the term, or unless the agreement is terminated earlier due to a material breach by either party of the agreement, either party becomes insolvent or NNN OP transfers or assigns all of its right, title and interest in the Online Platform to a third party that is not a direct or indirect subsidiary of NNN OP.

Programs Sponsored by Our Former Sponsor

Our former sponsor has sponsored three previous real estate investment trusts, (i) Nexregen Firewheel Real Estate Investment Trust (“Firewheel”), to invest in a limited partnership that owned a shopping center in Garland, Texas; (ii) REIT I, organized in 2012 to invest in in single-tenant income-producing corporate properties located in California, which are leased to creditworthy tenants under long-term net leases; and (iii) NNN REIT, organized in 2015 to invest in in single-tenant income-producing corporate properties located in California, which are leased to creditworthy tenants under long-term net leases.

Firewheel was formed in 2007 as a Texas real estate investment trust to make a public, intra-state offering of common stock registered with the Texas State Securities Board. The proceeds were used by Firewheel to invest in the Firewheel Village Shopping Center, an existing shopping center located in Garland, Texas. In 2008, Firewheel converted from a real estate investment trust to a limited partnership. Firewheel has not made additional sales of securities or investments in properties since 2008. Its offering of common stock to investors closed in 2008. In June 2018, Firewheel sold the shopping center it acquired and the program was closed in 2018.

REIT I was formed in 2012 as a California real estate investment trust to make a public, intra-state offering of common stock registered with the California Department of Business Oversight. REIT I’s operations consist primarily of acquiring and operating single tenant business properties. All of its properties now consist of buildings which were in existence and subject to long-term leases to tenants at the time of purchase. As of September 30, 2019, REIT I owns twenty (20) properties (comprising 10 retail properties, 4 office properties and 6 industrial properties). REIT I ceased all sales of securities, with the exception of its distribution reinvestment program, on July 20, 2016. In connection with a strategic alternatives review process, REIT I suspended its share repurchase program and its distribution reinvestment plan in January 2019 and April 2019, respectively. As of September 30, 2019, REIT I has sold 9,469,901 shares of common stock to the public for gross offering proceeds of $95,018,996, including 1,270,279 shares of common stock under its distribution reinvestment plan for aggregate proceeds of $13,022,784.

NNN REIT is a Maryland corporation, incorporated on May 15, 2015, that elected to be treated as a real estate investment trust commencing with its taxable year ended December 31, 2016. NNN REIT primarily invests directly or indirectly through investments in affiliated and non-affiliated entities, in single-tenant income-producing properties, which are leased to creditworthy tenants under long-term net leases. As of September 30, 2019, NNN REIT owns twenty-four (24) properties, one (1) parcel of land which currently serves as an easement to one of its officer properties, one (1) tenant-in-common real estate investment in which it has a 72.7% interest, and an approximate 4.8% interest in REIT I. In July 2016, NNN REIT commenced a registered public offering of up to 100,000,000 shares of common stock (which it subsequently reclassified as Class C common stock), including up to a maximum of 90,000,000 shares of Class C common stock for sale to the public and up to 10,000,000 shares of Class C common stock pursuant to its distribution reinvestment plan (together, the “Registered Offering”). In August 2017, NNN REIT also began offering up to 100,000,000 shares of Class S common exclusively to non-U.S. Persons as defined under Rule 903 promulgated under the Securities Act pursuant to an exemption from the registration requirements of the Securities Act and in accordance with Regulation S of the Securities Act (the “Regulation S Offering”). As of September 30, 2019, NNN REIT has received aggregate gross offering proceeds of $179,039,271 in connection with the sale of 17,823,024 shares of its Class C common stock in its Registered Offering, including 1,461,804 shares sold under its Class C distribution reinvestment plan for aggregate gross offering proceeds of $14,736,539, as well as aggregate gross offering proceeds of $1,890,319 in connection with the sale of 186,260 shares of its Class S common stock in its Regulation S Offering, including 1,948 shares sold under the Class S distribution reinvestment plan for aggregate gross offering proceeds of $19,769. In connection with the Merger and the Self-Management Transaction (each as defined below), the board of directors of NNN REIT approved the temporary suspension of the Registered Offering and the Regulation S Offering as well as NNN REIT’s automatic investment program, distribution reinvestment plan and share repurchase program.

On September 19, 2019, NNN REIT, REIT I and certain of their respective affiliates entered into an agreement and plan of merger pursuant to which REIT I will merge with and into a wholly-owned subsidiary of NNN REIT (“Merger Sub”), with Merger Sub surviving as a wholly-owned subsidiary of NNN REIT (the “Merger”). At such time, the separate existence of REIT I will cease. Also on September 19, 2019, NNN REIT, our former advisor and certain of their respective affiliates entered into a contribution agreement to effect the NNN REIT Self-Management Transaction pursuant to which NNN REIT will acquire substantially all of the assets of our former sponsor and will become self-managed. As of the date of this offering circular, the Merger and the NNN REIT Self-Management Transaction have not been consummated. The NNN REIT Self-Management Transaction is expected to close immediately following the consummation of the Merger in late December 2019 or early January 2020. The closing of the Merger and the NNN REIT Self-Management Transaction are subject to the satisfaction or waiver of various closing conditions and there is no guarantee that such transactions will be completed. If the NNN REIT Self-Management Transaction is completed, NNN REIT will terminate its advisory agreement with our former sponsor and its affiliates and will become self-managed.

Legal Proceedings and Other Matters Involving Our Former Sponsor

Since 2017, the SEC has been conducting an investigation related to, among other things, the advertising and sale of securities in connection with the Registered Offering and compliance with broker-dealer regulations. Recently, our former sponsor proposed a settlement of the investigation to the SEC and, on September 26, 2019, the SEC accepted the settlement and entered an order (the “Order”) instituting proceedings against our former sponsor pursuant to Section 8A of the Securities Act and Section 21C of the Exchange Act. We are not a party to the settlement and we understand that the staff of the enforcement division of the SEC does not to intend to recommend any action against us. Under the settlement, our former sponsor, without denying or admitting any substantive findings in the Order, consented to entry of the Order, finding violations by it of Section 5(b)(1) of the Securities Act and Section 15(a) of the Exchange Act.  The Order does not find that our former sponsor violated any anti-fraud provisions of the federal securities laws or any other law and does not find any criminal violations or any scienter based violation involving the offer and sale of securities. Under the terms of the Order, our former sponsor agreed to (i) cease-and-desist from committing or causing any future violations of Section 5(b) of the Securities Act and Section 15(a) of the Exchange Act, (ii) pay, and has paid, to the SEC a civil money penalty in the amount of $300,000, and (iii) undertake that any REIT which is or was formed, organized, or advised by it, including our company and NNN REIT, will not distribute securities except through a registered broker-dealer.

On September 18, 2019, a lawsuit was filed in the Superior Court of the State of California, County of Los Angeles, against our former sponsor by “John Doe,” a fictitiously-named individual who was one of our former sponsor’s former employees. Though our former sponsor has not yet received formal service of this lawsuit, our former sponsor understands that the plaintiff is their former Chief Digital Officer, who along with six other employees was subject to a reduction in force, communicated to all in advance, that was the result of financial constraints of the former sponsor which necessitated the elimination of numerous job positions. In the lawsuit, the former employee claims he was terminated in retaliation for his purported whistleblowing with respect to alleged misleading statements made by our former sponsor and fraudulently induced arbitration requirements applicable to employees and investors. The complaint seeks to enjoin and rescind the enforcement of the arbitration agreement signed by the former employee and the arbitration requirements related to this complaint. Our former sponsor strongly denies all the allegations in this complaint and intends to vigorously defend against the complaints made by the plaintiff.

Our Former Advisory Agreement

Under the terms of the advisory agreement with our former sponsor and advisor, which we terminated effective October 28, 2019, our advisor was responsible for using its best efforts to present to us investment opportunities that provide a continuing and suitable investment program for us consistent with our investment policies and objectives as adopted by our board of directors. Pursuant to the advisory agreement, our advisor managed our day-to-day operations and performed other duties, including, but not limited to, the following: (i) finding, presenting and recommending to us real estate investment opportunities consistent with our investment policies and objectives; (ii) structuring the terms and conditions of our investments, sales and co-ownerships; (iii) acquiring real estate investments on our behalf in compliance with our investment objectives and policies; (iv) arranging for financing and refinancing of our real estate investments; (v) entering into leases and management service contracts for our properties with experienced companies in the areas our properties are located; (vi) reviewing and analyzing our operating and capital budgets; (vii) assisting us in obtaining insurance; (viii) generating an annual budget for us; (ix) reviewing and analyzing financial information for each of our assets and the overall portfolio; (x) formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our real estate investments; (xi) performing investor-relations services; (xii) maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the Internal Revenue Service and other regulatory agencies; engaging and supervising the performance of our agents, including registrar and transfer agents; and (xiii) performing any other services reasonably requested by us. We compensated our former advisor for providing these services.

Additionally, we reimbursed our former sponsor for all of the costs incurred by our former advisor or its affiliates in connection with our organization and offering subject to a limit of 3% of gross offering proceeds. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) amounts to reimburse our former advisor and its affiliates for all marketing related costs and expenses; (ii) personnel employed to respond to inquiries from prospective stockholders; and (iii) facilities and technology costs, insurance expenses and other costs and expenses associated with this offering and marketing of our shares. The expenses and payments subject to reimbursement by us included personnel and related direct employment or overhead costs related to existing/prospective investor relations of our advisor and its affiliates.

The table below outlines fees and expense reimbursements incurred and payable by us to our former advisor and its affiliates for the periods indicated below.

	Incurred			Paid
Type of Compensation	Six Months Ended June 30, 2019	Year Ended December 31, 2018		Six Months Ended June 30, 2019		Year Ended December 31, 2018
Organization and Offering Stage
Organization and Offering Expenses	$104,567		$225,768		$103,269		$225,053
Acquisition and Operations Stage
Acquisition Fee	$375,210		$420,282				$394,651
Asset Management Fee, net (1)	$72,355		$86,853		$--		$--
Financing Coordination Fee	$--		$--		$--		$--
Operating Expenses (2)	$12,417		$3,487		$12,417		$3,487
Disposition Fee	$--	$		$		$
Subordinated Participation Fee	$--		$--		$--		$--
Liquidation Stage
Disposition Fee	$--		$--		$--		$--
Liquidation Fee	$--		$--		$--		$--

(1) Asset management fees have been deferred to support monthly distributions during the start-up of operations.

(2) Reimbursements for directors and officers insurance.

Security Ownership of Certain Beneficial Owners and Management

As of September 30, 2019, there is no person who is known to be the beneficial owner of more than 5% of our outstanding shares of common stock. As of September 30, 2019, our former sponsor owns 1,032 shares of our common stock including 1,000 shares for which it paid $5,000 at the $5.00 per share offering price and 32 shares received under the distribution reinvestment plan. Our executive officers and board members and affiliates may purchase shares of common stock at the same price and terms as other investors. The following table shows, as of September 30, 2019, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) our directors and executive officers; and (2) all of our directors and executive officers as a group.

Name (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
William Broms	- shares	-
Matt Bodkin	104 shares	*
Jeffrey Cyr	4,617 shares	*
Aaron Halfacre	- shares	-
Caroline Harkins	3,529 shares	*
Jeffrey Randolph	6,065 shares	*
Raymond Wirta	- shares	-
All directors and executive officers as a group	14,315 shares	*

*	Less than 1% of the outstanding common stock and none of the shares is pledged as security.

(1)	The address of each named beneficial owner is 3090 Bristol Street, Suite 550, Costa Mesa, CA 92626

(2)	Based on 2,510,724 shares of common stock outstanding on September 30, 2019.

VALUATION POLICIES

Our board of directors, including a majority of our conflicts committee, will approve the calculation of our net asset value (“NAV”) annually in January as of December 31 of the prior year, commencing at the end of the calendar year after the first year in which the board determines that our real estate investment portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which we anticipate will occur at the end of 2020 when we will have owned greater than a 50% interest in a property, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months. The NAV calculation will reflect the total value of all of our assets minus the total value of all our liabilities. Our board of directors will retain a nationally or regionally recognized independent valuation firm to perform the NAV calculation. The valuation firm will be provided with access to all of the information in our possession about our real estate investments and other financial information that it may deem relevant to the discharge of its responsibilities. The compensation we pay to the valuation firm will not be based on the estimated values of our assets and our liabilities. Our valuation firm will not be affiliated with us, or with our former advisor or its affiliates. The valuation firm will discharge its responsibilities under the oversight of our board of directors and in accordance with valuation guidelines to be adopted by our board of directors prior to the engagement of the valuation firm. Our board of directors may change the valuation firm at any time by majority vote (including a majority vote of our conflicts committee).

Our board of directors, including a majority of our conflicts committee, will adopt valuation guidelines to be used by our valuation firm in connection with estimating the values of our real estate assets and liabilities. These valuations will be one of several components to be used by our valuation firm in its calculation of our NAV per share. Our valuation firm will periodically review our valuation guidelines and methodologies with our board of directors. Any changes to our valuation guidelines will require the approval of our board of directors, including a majority of our conflicts committee. We will publicly announce any changes to the identity or role of the valuation firm or material changes to our valuation guidelines in reports we file with the SEC, offering circular supplements and/or via our website.

In making the NAV calculation, our valuation firm will take into account such accepted financial and commercial procedures and considerations as it deems relevant, which may include, without limitation, the review of documents, materials and information provided by us to the valuation firm. In connection with its review, while the valuation firm may review the information supplied or otherwise made available to it by us for reasonableness, the valuation firm will assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and will not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial information and data to be provided to or otherwise to be reviewed by or discussed with our valuation firm, our valuation firm will assume that such information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and advisor, and will rely upon us to advise our valuation firm promptly if any information previously provided becomes inaccurate or was required to be updated during the period of its review.

Our valuation firm will be expected to make numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and certain factual matters. For example, the valuation firm may be expected to assume that we have clear and marketable title to each real estate property valued, that no title defects exist unless specifically informed to the contrary, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shaper are pending or being considered. Any such valuations will necessarily be based upon market, economic, financial and other circumstances and conditions existing prior to the valuation, and any material change in such circumstances and conditions may affect the valuation firm’s analysis and conclusions.

Valuation

Valuation of Properties

Wholly Owned Properties. Upon acquisition and for the balance of the calendar year of purchase, each of our properties will initially be carried at cost (purchase price plus all related acquisition costs and expenses, such as legal fees and closing costs). We will amortize acquisition costs and expenses over a five-year period.

Beginning with the first calendar year in which we calculate NAV, our valuation firm will annually value each of our wholly owned real estate properties held, directly or indirectly, by us. The valuation firm will collect all reasonably available material information that it deems relevant, including information about the properties from our advisor, the valuation firm’s own sources, market information from public sources, and, when deemed necessary by our valuation firm, a physical inspection. The valuation firm will also review trends in capitalization rates, discount rates, interest rates, leasing rates, as well as a variety of macro- and micro-economic factors.

Based on available information, the valuation firm will estimate the value of each property. The valuation firm will consider, as appropriate, valuation methodologies, opinions and judgments, to the extent consistent with our valuation guidelines as adopted by our board of directors, and with the recommendations set forth in the Uniform Standards of Professional Appraisal Practice and the requirements of the Code of Professional Ethics and Standards of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

We will calculate our NAV per share annually as of December 31 of the prior year, commencing at the end of the calendar year after the first year in which our board of directors determines that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which we anticipate will occur at the end of 2020 when we will have owned a majority interest in properties, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months. The NAV calculation will reflect the total value of all our assets minus the total value of all our liabilities. Our real estate properties and real estate assets will constitute a significant component of our total assets.

Properties Held Through Joint Ventures. The estimated values of real estate properties held by joint ventures that we invest in will be determined by our valuation firm on the same basis as wholly-owned real estate properties. Once the valuation firm has estimated the value of a joint venture real estate property, the value of our interest in the joint venture will be calculated by applying a percentage based on the distribution provisions of the applicable joint venture agreements to the value of the underlying real estate property held by the joint venture. Newly acquired properties held in a joint venture will be initially carried at cost or the equity method as required by generally accepted accounting principles and subsequently valued in the manner, and at the times, described above for wholly owned properties. The real estate related liabilities relating to properties held through joint ventures will be valued as described below in “Valuation of our Properties Liabilities.”

Valuation of our Properties Liabilities

Our independent valuation firm will estimate the values of our real estate-related liabilities, such as loans where we are the borrower, by using industry accepted methodologies specific to each type of liability. Typically, mortgage loans collateralized by our real estate will be valued by comparing the differences between the contractual loan terms and current market loan terms. This comparison would generally involve the present value of the remaining contractual payments and maturity amount at a market based interest rate. The market interest rate would reflect the risks associated with the loan, such as loan-to-value ratio, remaining loan term, the quality of the underlying collateral or other security, and credit risk, among other factors. Various sources could be used to estimate market terms for a specific loan, including published materials and market information gathered by other valuation experts.

Real estate-related liabilities, such as loans, will initially be carried at cost (loan proceeds less all related costs and expenses, such as legal fees and closing costs) until the loan has been outstanding for one full calendar year following the year we enter into the loan. Thereafter, the valuation firm will estimate the value of these liabilities each year, and we will amortize the related loan costs over the remaining loan term. We will allocate the financing costs and expenses incurred in connection with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

Valuation of Non-Real Estate Related Assets and Liabilities

Our independent valuation firm will then add any other assets held by us, including cash and cash equivalents, and any accruals of income, and subtract an estimate of our accrued liabilities, which should be limited to accrued fees and reimbursements due to our former advisor and sponsor, including any fees and expenses for which our former advisor or sponsor elected deferred payment and certain legal, accounting and administrative costs.

Our most significant source of income is property revenue. We accrue estimated income and expenses. On a periodic basis, our income and expense accruals are adjusted based on information derived from actual operating results.

Calculation of our NAV Per Share

Our directors, including a majority of our conflicts committee, will use a process to calculate our annual NAV that reflects (1) annually estimated values of each of our real estate assets, including properties held through joint ventures, and related liabilities, as they may be updated upon certain material events described above, (2) other assets held by us as of the last business day of each year, (3) accrued stockholder distributions, and (4) estimated accruals of our operating revenues, expenses, debt service costs and fees. The initial annual NAV calculation will be made at the end of the calendar year after the first year our board of directors determines that our real estate investment portfolio has sufficiently stabilized for the purposes of a meaningful valuation.

Our valuation firm will report to the directors on the value of our real estate assets and properties liabilities as of the last business day of the calendar year by beginning with the most recent estimated fair values of our real estate assets and related liabilities in accordance with valuation guidelines approved by our board of directors. Our valuation firm will then add other assets and subtract from the net value of our real estate and related liabilities any other liabilities, including the advisor’s estimates of accrued fees and expenses attributable to the offering, accrued operating fees and expenses and accrued distributions.

The estimates of the values of our real estate and real estate related assets and liabilities will be reviewed by our management and board of directors for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions. Our valuation firm may consider any comments received from our management or board of directors to its individual valuation reports, but the final estimated values of our real estate assets and related liabilities shall be determined by our board of directors, including a majority of our conflicts committee, based on the reports provided by our valuation firm and comments received from the advisor.

After our directors have received the valuation firm’s report, they have discretion to adjust the estimated value of either the assets or the liabilities associated with those assets based on their independent judgment of property values or economic conditions of individual properties, local conditions or general economic conditions. We expect that such adjustments will be infrequent, consistent with industry custom and practice, and only made to reflect events with respect to an asset or liability that our directors believe would have a material impact on the most recent estimated values and that have occurred between the time of the most recent valuation performed by our valuation firm and our calculation of NAV. These adjustments generally would occur under the same circumstances that would cause us to adjust our NAV between our regularly scheduled annual calculations of NAV. The board will determine the appropriate adjustment to be made to the estimated value of our properties based on all currently available information and on reasonable assumptions and judgments that may or may not prove to be correct. Any such adjustment will be made by the board of directors, including a majority of our conflicts committee.

Following the calculation of changes in NAV described above, NAV will be adjusted for accrued dividends. We refer to this result as the “Preliminary NAV,” which was used to determine whether any subordinated participation fee was due to our advisor and, if so, the amount of the subordinated participation fee. If a subordination participation fee was payable, it would be deducted from the prior calculation, and the result will be our NAV per share as of the end of the calendar year. Any advisor subordinated participation fee may be paid in cash or in shares of our common stock at the NAV per share amount.

Our NAV per share will be determined by dividing our NAV at the end of each calendar year commencing with the initial NAV calculation by the number of shares of our common stock outstanding as of the end of the last day of our calendar year, prior to giving effect to any share purchases or redemptions to be effected by the third business day of the subsequent year. Any change in NAV will be reported by us in a current report and an offering circular supplement filed with the SEC. We will also report our most recently calculated NAV in each of our semiannual and annual reports filed with the SEC.

We will use the NAV per share for several purposes, including:

•	Determining the price per share at which we will sell shares to investors;

•	Determining the price per share at which the repurchase program may repurchase shares; and

•	Determining the price per share at which distributions are reinvested pursuant to our distribution reinvestment plan.

Oversight by our Board of Directors

Between annual valuations, our management will monitor our real estate investments to determine whether a material event has occurred that our management believes may have a material impact on the most recent estimated values that were used in calculating our most recent NAV. If an event occurs that is likely to have a material impact on previously provided estimated values of the affected real estate assets or related real estate liabilities, we will determine valuation adjustments that will then be incorporated into our NAV. In making such adjustments, we may rely on the assistance of our independent valuation firm and may obtain an appraisal of the subject assets.

For example, unexpected terminations or non-renewal of material leases, material changes in vacancies or an unanticipated structural or environmental event at our properties or capital market events may cause the value of our properties to change materially. We will determine the appropriate adjustment to be made to the estimated value of our properties based on the information available. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time. Any such adjustment will be made by the board of directors, including a majority of our conflicts committee.

Any change in NAV will be reported by us in a current report file with the SEC, and we will file an offering circular supplement including the updated NAV. We will also report our most recently calculated NAV in each of our semi-annual and annual reports filed with the SEC.

Limits on the Calculation of Our NAV Per Share

The overarching principle of our valuation guidelines is to produce reasonable estimated values for each of our investments, or the price that would be received for that investment in orderly transactions between market participants. However, the majority of our assets will consist of real estate assets and, as with any real estate valuation protocol, the conclusions reached by our independent valuation firm will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real estate investments. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders, depending on the circumstances at the time.

In addition, on any given day, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. Between valuations, our management will monitor our real estate investments and may recommend revisions to NAV to our directors as described in “Valuation—Valuation of our Properties. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on limited information that is readily available at that time. Any potential disparity in our NAV from this estimate or from the determination by our directors, including a majority of our independent directors, that no adjustment is necessary may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders, depending on the circumstances at the time.

Calculation of Subordinated Participation Fee

Prior to the termination of our advisory agreement with our former sponsor and advisor, our advisor was previously entitled to receive a subordinated participation fee in each year in which the Preferred Return is achieved, and was equal to:

(i) 30% of the product of (a) the difference of (x) the Preliminary NAV, minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, plus

(ii) 30% of the product of: (i) the Excess Return, multiplied by (ii) the weighted average number of shares outstanding for the annual period, calculated on a monthly basis.

The subordinated participation fee was scheduled to be paid annually, if it was due, with the initial Highest Prior NAV per share being set at the $5.00 per share offering price in this offer. The subordinated participation fee was not payable until the board of directors established a new NAV per share as of December 31 of the first year that the Company achieved stabilized operations. Accordingly, our former advisor was not eligible to receive the first payment of the subordinated participation fee until after the year ending December 31, 2020.

Our former advisor, at its sole election, was entitled to defer reimbursements and fees otherwise due to it. A deferral of any fees or reimbursements owed to the former advisor could increase the cash available to make distributions to our stockholders. Because payment of the Preferred Return is a condition that must be satisfied before the former advisor could receive the subordinated participation fee, deferral by the former advisor of any fees or reimbursements owed to it may result in the subordinated participation fee being paid to the advisor at a time when the subordinated participation fee would otherwise not be paid, if the deferral results in us having enough cash available to pay the Preferred Return. However, deferral of such fees or reimbursements will also create a corresponding liability for the deferred payments which will reduce NAV for the period.

CONFLICTS OF INTEREST

Certain of members of our board of directors are directors or executive officers of NNN REIT, a real estate investment trust advised by a subsidiary of our former sponsor. We may face potential conflicts of interest arising out of our relationship with NNN REIT and its affiliates.

Decisions Regarding Our Management Structure

NNN REIT’s operations are currently conducted by, and its portfolio of real estate and real estate-related investments are currently managed by, an affiliate of our former sponsor. On September 19, 2019, NNN REIT, our former sponsor and certain other parties entered into a contribution agreement pursuant to which NNN REIT will acquire substantially all of the assets of our former sponsor and will become self-managed. As of the date of this offering circular, this NNN REIT Self-Management Transaction has not been consummated. The NNN REIT Self-Management Transaction is expected to close in late December 2019 or early January 2020. The closing of the NNN REIT Self-Management Transaction is subject to the satisfaction or waiver of various closing conditions, and therefore we cannot assure you that the NNN REIT Self-Management Transaction will be consummated.

Effective October 28, 2019, our board of directors approved the termination of our advisory agreement with our former sponsor and advisor, and we became internally managed. We continue to evaluate our management options, however, which in the future may include entering into an advisory agreement with a subsidiary of NNN REIT to conduct our operations, manage our portfolio of real estate properties and real estate-related assets and provide asset-management and other services to us, resulting in us again becoming externally-managed. We cannot assure you whether our board of directors will determine to enter into an agreement with NNN REIT for external advisory and management services or that we will be successful in negotiating such an agreement with NNN REIT on acceptable terms or at all. In the event we become externally managed in the future, we will become dependent on the services of the external advisor and their affiliates to select our investments and conduct our operations and will also be obligated to pay certain fees and expenses to our advisor and their affiliates in connection with any advisory and management services they provide. We will provide disclosure in one or more supplements to this offering circular in the event our board of directors determines in the future to enter into an advisory agreement with a subsidiary of NNN REIT or any other external advisor.

If we enter into an agreement with NNN REIT for external advisory and management services, we expect that officers, employees and other key professionals employed by, or affiliated with, NNN REIT would be responsible for the advisory and management services provided to us. Three of our directors, Messrs. Wirta, Halfacre and Randolph, serve on the board of directors of NNN REIT, and it is also expected that Mr. Halfacre will be directly employed as NNN REIT’s Chief Executive Officer following completion of the NNN REIT Self-Management Transaction. As a result of these relationships, we may face potential conflicts of interests if our board of directors determines to enter into an agreement with NNN REIT to provide external advisory and management services to us. For a description of some of the risks related to these conflicts of interest, see Risk Factors—Risks Related to our Management Structure and Conflicts of Interest.

Certain Conflict Resolution Measures

Responsibilities of Our Conflicts Committee

In order to ameliorate the risks created by conflicts of interest, the board of directors has delegated certain responsibilities to our conflicts committee acting by majority vote. An independent director is a person who is not one of our officers or employees or an officer or employee of our advisor or its affiliates and has not been so for the previous two years and meets the other requirements set forth in our charter. One of our independent directors also currently serves as an independent director of NNN REIT, although we do not expect this overlap of independent directors will continue if the Self-Management Transaction is consummated.

Both our board of directors and our conflicts committee must act upon those conflict-of-interest matters that cannot be delegated to a committee under Maryland law. Our conflicts committee is also empowered to retain its own legal and financial advisors at our expense. Among the matters we expect to require approval of a majority of our conflicts committee are:

•	the continuation, renewal or enforcement of our agreements with our former advisor and its affiliates, including termination of the advisory agreement effective October 28, 2019;

•	transactions with affiliates or other entities affiliated with our directors and executive officers, including NNN REIT;

•	public offerings of securities;

•	sales of properties and other investments;

•	investments in properties and other assets;

•	borrowings;

•	compensation of our officers and directors;

•	whether and when we seek to list our shares of common stock on a national securities exchange;

•	decision regarding our management structure, including whether we are internally managed or externally managed; and

•	whether and when we seek to sell the company or substantially all of its assets.

All proposed investments exceeding a de minimis amount established by our board of directors, including a majority of our conflicts committee, must be approved by at least a majority of our board of directors, including a majority of our conflicts committee. Unless otherwise provided by our charter, our conflicts committee may approve a proposed investment without action by the full board of directors if the approving conflicts committee constitute at least a majority of our board of directors.

Charter Provisions Relating to Conflicts of Interest

Our charter contains restrictions relating to conflicts of interest, including the following:

Advisor Compensation. If we determine to become externally managed our conflicts committee will be responsible for evaluating, at least annually, whether the compensation that we contract to pay to any advisor and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by the charter. Our conflicts committee would also supervise the performance of any advisor and its affiliates and the compensation we may pay to them to determine whether the provisions of our compensation arrangements are being carried out. This evaluation is based on the following factors as well as any other factors deemed relevant by our conflicts committee:

•	the amount of the fees and any other compensation, including stock-based compensation, payable to any advisor and its affiliates in relation to the size, composition and performance of our investments;

•	whether the total fees and expenses that may be incurred by us are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs;

•	whether our advisor is successful in generating appropriate investment opportunities;

•	the rates charged to other companies, including other REITs, by advisors performing similar services;

•	additional revenues realized by any advisor and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by any advisor and its affiliates;

•	the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by any advisor and its affiliates for their own account and for their other clients.

Our Acquisitions. We will not purchase or lease assets in which any advisor, any of our directors or officers or any of their affiliates has an interest without a determination by a majority of our board of directors (including a majority of our conflicts committee) not otherwise interested in the transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the asset to the affiliated seller or lessor, unless there is substantial justification for the excess amount.

Other Transactions Involving Affiliates. A majority of our board of directors (including a majority of our conflicts committee) not otherwise interested in the transactions must conclude that all other transactions, between us and any advisor, any of our officers or directors or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Loans to Affiliates. We will not make any loans to our advisor or to our directors or officers or any of their affiliates. In addition, we will not borrow from these affiliates unless a majority of our board of directors (including a majority of conflicts committee) not otherwise interested in the transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by our board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or our advisor or its affiliates.

Allocation of Investment Opportunities

Investment opportunities that are suitable for us may also be suitable for NNN REIT or any other future NNN REIT-sponsored programs. In the event we again become externally managed, including by a subsidiary of NNN REIT, the advisor’s real estate professionals making decisions with respect to investment opportunities will have to determine the program for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program. The factors that the real estate professionals will consider when determining the program for which an investment opportunity would be the most suitable are the following:

•	the investment objectives and criteria of each program;

•	the cash requirements of each program;

•	the effect of the investment on the diversification of each program’s portfolio by type of investment, risk of investment, type of property, geographic location of properties, and tenants of properties;

•	the policy of each program relating to leverage;

•	the anticipated cash flow of the property or asset to be acquired;

•	the income tax effects of the purchase on each program;

•	the size of the investment; and

•	the amount of funds available to each program and the length of time such funds have been available for investment.

If a subsequent event or development, such as a delay in the closing of a property or investment or a delay in the construction of a property, causes any investment, in the opinion of the advisor’s real estate professionals, to be more appropriate for another program, they may offer the investment to such other program.

We expect that any advisory agreement we would enter into would require the advisor to inform our conflicts committee each quarter of the investments that have been purchased by the advisor’s other affiliated programs so that our conflicts committee can evaluate whether we are receiving our fair share of opportunities. Our conflicts committee will have a duty to ensure that favorable investment opportunities are not disproportionately allocated.

PROPERTIES AND INVESTMENTS

As of September 30, 2019, we have made the following real estate property acquisitions and student housing property investments:

Property Acquisitions

On June 11, 2019, we completed the acquisition of an approximately 36,000 sq. ft. single tenant retail property built in 2006 and located in Fort Worth, Texas. The property is leased to 24 Hour Fitness USA, Inc. for use as a fitness center and provides its members with access to a variety of fitness amenities including a cycling room, pro shop, kids club, basketball court, swimming pool, jacuzzi, sauna, steam room, aerobic studio, locker rooms, cardio equipment and a weightlifting area.. We have no material relationship with the seller or its affiliates, other than in respect of the parties’ purchase and sale of the property. The purchase price was $12,375,000 exclusive of closing costs. The property’s double net lease has a base lease term which expires on March 31, 2027 and includes four five-year renewal options to extend the term of the lease. The property is expected to generate $7,629,410 in total rental revenue over the course of the base lease term. We paid an acquisition fee of $371,250 to our advisor in connection with this transaction.

We financed a portion of this property acquisition with a five-year mortgage loan for $6,187,500 at a fixed interest rate of 4.95%. The balance of the purchase price and closing costs were funded with advances under our $5,000,000 unsecured revolving credit facility and available cash on hand.

On September 27, 2019, we completed the acquisition of a single-story retail building with approximately 2,100 square feet located in Manhattan, Kansas, near Kansas State University. This property is 100% leased to Starbucks Corporation. The property’s double-net lease expires on June 30, 2029. The property is expected to generate $1,091,000 in total rental revenue over the course of its remaining lease term. The contract purchase price for the property was $1,808,128 which was funded with net proceeds from our offering of common stock. The seller of the property was not affiliated with us or our affiliates. We paid an acquisition fee of $54,244 to our advisor in connection with this acquisition.

Property and Location (1)	Rentable Square Feet	Property Type	Purchase Price	Mortgage Financing (Principal)	Annualized Base Lease Revenue (2)	Acquisition Fee (3)	Lease Expiration (4)	Renewal Options (Number /Years) (4)
24 Hour Fitness Fort Worth, TX	36,000	Retail	$12,375,000	$6,187,500	$907,560	$371,250	March 31, 2027	four 5-years
Starbucks, Manhattan, KS	2,100	Retail	$1,808,128	$-	$106,302	$54,244	June 30, 2029	four 5-years

(1)	The property is 100% occupied by a single tenant at the time of acquisition.

(2)	Annualized Base Lease Revenue is calculated based on the contractual monthly base rent, excluding rent abatements, at June 30, 2019 and September 30, 2019, respectively for 12 months.

(3)	The Acquisition Fee was paid to the advisor in connection with the acquisition of the property. The fee is equal to 3.0% of the contract purchase price of a property, as defined in the Advisory Agreement.

(4)	Represents the lease term through the end of the non-cancelable lease term, assuming no renewals are exercised unless otherwise noted.

In evaluating these properties as potential acquisitions, including the determination of an appropriate purchase price to be paid for each property, we considered a variety of factors, including the condition and financial performance of the property, the terms of the existing lease and the creditworthiness of the tenant, property location, visibility and access, age of the property, physical condition and curb appeal, neighboring property uses, local market conditions, including vacancy rates, area demographics, including trade area population and average household income and neighborhood growth patterns and economic conditions. We do not currently have plans to incur any significant costs to renovate, improve or develop these properties, and we believe that the properties are adequately insured.

Current Investments

Stadium View Suites

On April 23, 2018, we acquired our initial student housing real estate investment through the acquisition of 5,929.9 non-voting, Class A Beneficial Interests (the “Interests”) in ACA Stadium View Student Housing DST, a Delaware statutory trust (“ACA Stadium View”) formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company (“Stadium View Depositor”). The purchase price for the Interests was $5,929,919 and we purchased the Interests for a 7.25% discount, resulting in our investment of $5,500,000 which constitutes an approximate 31.56% interest in ACA Stadium View.

ACA Stadium View owns a student housing development, known as “Stadium View Suites,” which is located at 1206, 1210, 1214, 1218, and 1222 South Fourth Street, Ames, Iowa, 50010 (the “Stadium View Property”). The implied value of the Stadium View Property in the Trust is $43,519,936 after excluding operating reserves of $490,064 and including an existing mortgage loan in the amount of $25,220,000 (the “Loan”). Our interest in the Stadium View Property is equivalent to $13,734,417. The Loan is approximately 58% of the Stadium View Property’s implied value. The Loan has a remaining term of approximately 9.5 years, bears interest at the fixed rate of 3.95% per annum, with interest only payments for the remaining term and a principal balance balloon payment due at maturity.

The Stadium View Property is rented to students who attend Big 12 Conference member Iowa State University and consists of five (5) 4-story apartment buildings and a maintenance facility building. The Property has 197 2-, 3-, and 4-bedroom units with 518 individual tenant beds that were approximately 92% leased as of December 31, 2018. Stadium View Property amenities include a clubhouse, fitness room, study and business lounge, game room, coffee bar, tanning bed, fire pit and barbeque grills. ACA Stadium View fully furnished the entire complex to compete with other properties in the market. In connection with the acquisition of the Interest, we paid an acquisition fee of $412,033 to our advisor, in accordance with the terms of our advisory agreement.

The acquisition of the Interests was approved by our board of directors. In addition, Arrimus Capital Advisors, LLC, a Delaware limited liability company (“Arrimus”), the sole member of Depositor, and Mr. Ray Wirta, the chairman of our board of directors, have a business relationship through which Mr. Wirta receives financial consideration. Mr. Wirta is also the father of one of Arrimus’ principals and, therefore, the acquisition of the Interests was also approved by the conflicts committee of our board of directors. We funded the purchase price for the Interests through a draw of $6.0 million on our line of credit with Pacific Mercantile Bank which is described in “Investment Objectives and Criteria—Our Borrowing Strategies and Policies—Line of Credit.”

AC Prado

On September 18, 2018, the Company invested $75,000 to acquire an approximate 0.5% interest in AC Prado, LLC, a limited liability company formed under the Delaware Limited Liability Company Act for the purpose of acquiring, operating, holding for long-term appreciation and ultimately selling certain improved real property located at 7114 UTSA Blvd, San Antonio, Texas, commonly known as Prado at University of Texas San Antonio (the “Prado Property”). The Prado Property was acquired by AC Prado, LLC in September 2018. AC Prado, LLC’s managing member, AC Prado Manager, LLC, a Delaware limited liability company, and Arrimus Capital LLC, a related party, are under common control and ownership. The Prado Property is a Class A student housing property located adjacent to University of Texas at San Antonio. It was built in 2014 and is comprised of 160 units (472 beds) within one four-story building with an attached parking garage. The dwelling units are fully furnished. The Prado Property has various amenities, including a modern clubhouse with media area, game room, coffee bar, community kitchen and study areas. Additionally, it has a 24-hour fitness center, a business center and luxury, resort-style pool with an outdoor grilling station and covered patio area. In connection with the acquisition of the interest in AC Prado, LLC, we paid an acquisition fee of $2,250 to our advisor in accordance with the terms of our advisory agreement.

212 East

On December 24, 2018, the Company invested $200,000 to acquire an approximate 1.0% interest in ACA Illinois Tier 1 Student Housing DST, a Delaware Statutory Trust (the “ACA Illinois”) formed by ACA Illinois Tier 1 Depositor, LLC (“ACA Illinois Depositor”). ACA Illinois acquired that certain student housing development, commonly known as “212 East,” located at 212 East Green Street, Champaign, Illinois, near the University of Illinois at Urbana-Champaign (the “212 East Property’) in September 2018. The implied value of 212 East is $52,065,000 after including an existing mortgage loan of $29,900,000. Our interest in ACA Illinois (the “212 Interest”) is equivalent to $512,038.

Arrimus Capital LLC, a related party, is the sole member of 212 Depositor. Therefore, the acquisition of the 212 Interest in the ACA Illinois was approved by our board of directors, including the independent directors who serve as our conflicts committee of the board. In connection with the acquisition of the 212 Interest, we paid our Advisor an acquisition fee of $6,000 in accordance with the terms of our advisory agreement.

The 212 East Property is a Class A student housing property located in the heart of the Campustown district. It was built in 2017 and is comprised of 110 units (428 beds) within one six-story building and offers 91 parking spaces in a garage that is restricted to resident and retail use. The dwelling units are fully furnished, including smart TVs in every bedroom and living room, in-unit washer and dryer, and full-size beds. The 212 East Property has various amenities, including a state-of-the-art fitness center; shared and private study rooms/lounges; a community lounge with billiards, TVs and a kitchenette; and an outdoor courtyard featuring a fire pit, grilling areas and hammocks. The 212 East Property residents also enjoy access to onsite retail space that includes a yoga studio and two restaurants.

Villas on 26th

On January 30, 2019, the Company invested $132,000 to acquire an approximate 1.0% interest in AC Villas, LLC (“AC Villas”), an affiliate of Arrimus Capital LLC (the “Villas Interest”). AC Villas acquired a student housing development which is located at 800 West 26th Street, Austin, Texas, ¼ mile from the University of Texas campus (the “Villas on 26th Property”).

Arrimus Capital LLC is a related party; therefore, the acquisition of the Villas Interest was approved by our board of directors, including the independent directors who serve as the conflicts committee of the board. In connection with the acquisition of the Villas Interest, we paid our Advisor an acquisition fee of $3,960 in accordance with the terms of our advisory agreement.

The Villas on 26th Property is a Class A student housing property built in 2014 and is comprised of 49 units with three – to six – bed layouts (182 beds) within one five – story building with ample subterranean parking. The dwelling units are fully furnished, including Polk audio surround sound systems, Apple TVs and 60” flat screens in every living room, stainless steel appliances, full sized washer/dryers, wood flooring and walk-in closets. The Villas on 26th Property has various amenities, including a 24-hour fitness center, live feed security cameras throughout and a large hot tub on the mezzanine level. The Villas on 26th Property residents also enjoy access to nearby retail space that includes Starbucks, In-N-Out, Chipotle, Dunkin Donuts, Whataburger and more.

INVESTMENT OBJECTIVES AND CRITERIA

Overview

We expect to use a substantial amount of the net proceeds from this offering to primarily invest, directly or indirectly through investments in non-affiliated entities, in properties and investments that meet our acquisition criteria that include quality student housing properties, more traditional residential, multi-family properties, single-tenant income-producing retail and commercial properties, and other investments in locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.

In addition to student housing and other residential properties, our investment targets may include the following retail and commercial properties located near colleges and universities or other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities:

•         quick service restaurants, along with other casual dining concepts (“QSR”) such as Starbucks, McDonalds, Burger King, El Pollo Loco, Chick-fil-A, Mod Pizza, Kentucky Fried Chicken, Chili’s, Applebee’s, Buffalo Wild Wings, Panera Bread, Olive Garden and BJ’s Restaurant;

•         grocery and convenience stores (“GC-Stores”) such as grocers: Albertsons; Kroger; SuperValu; Meijer; Natural Grocers; Schnucks; Winn-Dixie; Whole Foods; Sprouts Framers Market; and Aldi and convenience stores, which may or may not include a gas station component: 7-Eleven; Circle K; Speedway; Casey’s; Murphy USA; ampm; Kwik Shop; Pilot; ExtraMile; Wawa; QuikTrip; Cumberland Farms; Sheetz; RaceTrac; and Kum

•         fitness centers (“FC”) such as LA Fitness, 24 Hour Fitness, Planet Fitness and Crossfit; and

•         youth-oriented fixed income and equity securities investments.

Our goal is to generate a relatively predictable and stable current stream of income for investors and the potential for long-term capital appreciation in the value of our properties. We may make our investments through the acquisition of individual assets, through joint venture or joint property ownership with related or third-party property owners, or through acquisitions of equity interests in other REITs or real estate companies.

We plan to diversify our portfolio by geography, investment size and investment risk with the goal of acquiring a portfolio of income-producing properties and related real estate investments that provides attractive and stable returns to our stockholders. Our investment objectives and policies may be amended or changed at any time by our board of directors. Although we have no plans at this time to change any of our investment objectives, our board of directors may change any and all such investment objectives, if it believes such changes are in the best interests of our stockholders. We intend to notify our stockholders of any change to our investment policies by disclosing such changes in a public filing such as an offering circular supplement, or through a filing under the Exchange Act, as appropriate. We cannot assure you that our policies or investment objectives will be attained or that the value of our common stock will not decrease.

Primary Investment Objectives

Our primary investment objectives are:

•	to provide you with attractive and stable cash distributions; and

•	to preserve and return your investment.

We will also seek to realize growth in the value of our investment by timing the sale of the properties to maximize asset value. We may return all or a portion of your investment in connection with the sale of the REIT or the properties. Alternatively, you may be able to obtain a return of all or a portion of your investment in connection with the sale of your shares. Though we intend to make monthly distributions to our stockholders from cash flow from our operations, we may be unable or limited in our ability to make distributions to you.

While initial purchases of properties will be funded with funds received from the sale of shares, we anticipate incurring mortgage debt (not to exceed 75% of total value of all of our properties) and pledging such properties as security for that debt to obtain funds to acquire additional properties.

Investment Strategy

We will seek to acquire a high quality, well designed and well-located portfolio of properties and investments that meet our acquisition criteria that include quality student housing properties, more traditional residential, multi-family properties, single-tenant income-producing retail and commercial properties such as QSRs, GC-Stores, and FC, and other investments in locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.

We will also seek to acquire investments in properties that possess sound market fundamentals but are under-performing and would benefit from re-positioning, renovation and/or improved property management. Conversely, subject to appropriate market conditions, we may dispose of certain properties. We will continually assess all of our properties, the markets in which they are located and the communities that they serve, to determine if any dispositions are necessary or appropriate.

We cannot assure you that any of the properties we acquire will result in the benefits discussed above. See Risk Factors—Risks Related to Our Properties, Our Business and the Real Estate Industry.

General Acquisition and Investment Policies

We will seek to make investments that satisfy the primary investment objective of providing regular cash distributions to our stockholders. However, because a significant factor in the valuation of property is its potential for future appreciation and increased tenant rents, we anticipate that some properties we acquire may have the potential both for growth in value and for providing regular cash distributions to our stockholders.

Although this is our current focus, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. We believe that we are most likely to meet our investment objectives through the careful selection of assets. When making an acquisition, we will emphasize the performance and risk characteristics of that investment, how that investment will fit with our portfolio-level performance objectives, the other assets in our portfolio and how the returns and risks of that investment compare to the returns and risks of available investment alternatives. Thus, our portfolio composition may vary from what we initially expect. However, we will attempt to construct a portfolio that produces stable and attractive returns by spreading risk across different real estate investments.

Our management has substantial discretion with respect to the selection of specific properties. However, acquisition parameters will be established by our board of directors and potential acquisitions outside of these parameters will require approval by our board of directors. In selecting a potential property for acquisition, we consider a number of factors, including, but not limited to, the following:

•	tenant creditworthiness;

•	lease terms, including length of lease term, scope of landlord responsibilities, and frequency of contractual rental increases;

•	projected demand in the area;

•	a property’s geographic location and type;

•	proposed purchase price, terms and conditions;

•	historical financial performance;

•	a property’s physical location, visibility, curb appeal and access;

•	construction quality and condition;

•	potential for capital appreciation;

•	demographics of the area, neighborhood growth patterns, economic conditions, and local market conditions;

•	potential capital reserves required to maintain the property;

•	the potential for the construction of new properties in the area;

•	evaluation of title and obtaining of satisfactory title insurance; and

•	evaluation of any reasonable ascertainable risks such as environmental contamination.

There is no limitation on the number, size or type of properties that we may acquire or on the percentage of net offering proceeds that may be invested in any particular property type or single property. The number and mix of properties will depend upon real estate market conditions and other circumstances existing at the time of acquisition and the amount of proceeds of this offering. We expect to acquire properties valued at from $5 million to $40 million in the early years of our operations, in order to achieve diversity in our lease portfolio.

Property Operations

Management Philosophy

Our management philosophy is based upon meeting the following objectives:

•	Satisfying the specialized needs of tenants by providing the highest levels of customer service;

•	Maintaining each property in top condition;

•	Maximizing revenue through the development and implementation of a strategic annual marketing plan and leasing administration program;

•	Maximizing cash flow through maximizing revenue coupled with prudent control of expenses; and

•	Market surveys to stay abreast of changing market trends and to tailor leasing of our properties.

Our Borrowing Strategy and Policies

We may incur our indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties, and publicly or privately placed debt instruments or financing from institutional investors or other lenders. We may obtain a credit facility or separate loans for each acquisition. Our indebtedness may be unsecured or may be secured by mortgages or other interests in our properties. We may use borrowing proceeds to finance acquisitions of new properties, to pay for capital improvements, repairs or buildouts, to refinance existing indebtedness, to fund repurchases of our shares or to provide working capital. To the extent we borrow on a short-term basis, we may refinance such short-term debt into long-term, amortizing mortgages once a critical mass of properties has been acquired and to the extent such debt is available at terms that are favorable to the then in-place debt.

There is no limitation on the amount we can borrow for the purchase of any individual property. Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets, and we intend to utilize up to 75% leverage in connection with our acquisition strategy. Our charter limits our borrowing to 75% of our net assets (equivalent to 75% of the cost of our assets) unless any excess borrowing is approved by a majority of our conflicts committee and is disclosed to our stockholders in our next periodic financial report, along with the justification for such excess. When calculating our use of leverage, we will not include temporary, unsecured borrowing for property acquisitions under a revolving credit facility (or similar agreement).

We may borrow amounts from affiliates only if such loan is approved by a majority of our directors, including a majority of our conflicts committee, not otherwise interested in the transaction, as fair, competitive, commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties under the circumstances.

Except as set forth in our charter regarding debt limits, we may re-evaluate and change our debt strategy and policies in the future without a stockholder vote. Factors that we could consider when re-evaluating or changing our debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to equity in connection with any change of our borrowing policies.

Line of Credit and Mortgage Financing

Effective April 30, 2019, we replaced a previous business loan agreement with Pacific Mercantile Bank for a $6.0 million line of credit and entered into a new business loan agreement with Pacific Mercantile Bank for a $5.0 million line of credit with an initial maturity date of June 11, 2019, which was extended to September 11, 2019. On September 9, 2019, we received an extension of the line of credit through October 15, 2020. Under the terms of the related promissory note, borrowings under the line of credit bear interest at a floating rate of prime plus 1%, which is currently 6.0% per annum, with interest only payable monthly and the principal loan amount balloon payment due at maturity. Borrowings under the line of credit are personally guaranteed by Mr. Wirta, our chairman of the board; and he will not be compensated by us for providing such guarantee. The line of credit may be used for our business operations.

On June 10, 2019, we drew the full amount of the facility, which was used to fund a portion of the acquisition of a 24 Hour Fitness property in Fort Worth, Texas described in greater detail above in Properties and Investments—Initial Property Acquisition. Pursuant to the terms of the credit facility, the Company is subject to certain loan covenants. The Company was in compliance with such covenants as of October 28, 2019.

We financed a portion of the 24 Hour Fitness property acquisition described above with a five-year mortgage loan for $6,187,500 which was originated on June 11, 2019 and is secured by the property. The related note payable bears interest at a fixed rate of 4.95% per annum and is due on June 11, 2024. Pursuant to the terms of the mortgage loan agreement, we are subject to certain loan covenants. We were in compliance with such covenants as of October 28, 2019.

Acquisition Structure

Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in entities that own and operate properties that meet our investment criteria.

We will make acquisitions of our real estate investments directly or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates or other persons. See Risk Factors—General Risks Related to Investments in Real Estate.

Real Property Investments

Our management will be continually evaluating various potential property investments and engaging in discussions and negotiations with sellers regarding the purchase of properties for us. At such time while this offering is being conducted, if we believe that a reasonable probability exists that we will acquire a specific property, this offering circular will be supplemented to disclose the negotiations and pending material acquisition of such property. We expect that this will normally occur upon the signing of a purchase agreement for the acquisition of a specific property, but may occur before or after such signing or upon the satisfaction or expiration of major contingencies in any such purchase agreement, depending on the particular circumstances surrounding each potential investment. A supplement to this offering circular will also describe any improvements proposed to be constructed thereon and other information that we consider appropriate for an understanding of the transaction. Further data will be made available after any pending acquisition is consummated, also by means of a supplement to this offering circular, if appropriate. The disclosure of any proposed acquisition cannot be relied upon as an assurance that we will ultimately consummate such acquisition or that the information provided concerning the proposed acquisition will not change between the date of the supplement and any actual purchase. We expect to possess what we believe will be adequate insurance coverage for all properties in which we invest.

Conditions to Closing Acquisitions

Our management performs a diligence review on each property that we purchase. As part of this review, our management in most if not all cases of direct property acquisitions, obtains an environmental site assessment for each proposed acquisition (which at a minimum includes a Phase I environmental assessment). We will not close the purchase of any property unless we are generally satisfied with the environmental status of the property. We will also generally seek to condition our obligation to close the purchase of any investment on the delivery of certain documents from the seller. Such documents include, where available and appropriate:

•	property surveys and site audits;

•	building plans and specifications, if available;

•	soil reports, seismic studies, flood zone studies, if available;

•	licenses, permits, maps and governmental approvals;

•	student tenant leases and parental guaranties;

•	historical financial statements and tax statement summaries of the properties;

•	proof of marketable title, subject to such liens and encumbrances as are acceptable to us; and

•	liability and title insurance policies.

Co-Ownership Investments

We may acquire some of our properties in the form of a co-ownership, including but not limited to tenants-in-common and joint ventures, some of which may be entered into with affiliates. See Conflicts of Interest. Among other reasons, we may want to acquire properties through a co-ownership structure with third parties or affiliates in order to diversify our portfolio of properties in terms of geographic region or property type. Co-ownership structures may also allow us to acquire an interest in a property without requiring that we fund the entire purchase price or through the exchange for an interest in our existing properties. In addition, certain properties may be available to us only through co-ownership structures. In determining whether to recommend a particular co-ownership structure, our management will evaluate the subject real property under the same criteria described elsewhere in this offering circular.

We may enter into joint ventures with affiliates for the acquisition of properties, but only provided that:

•	a majority of our directors, including a majority of our conflicts committee, not otherwise interested in the transaction, approve the transaction as being fair and reasonable to us; and

•	the investments by us and such affiliate are on substantially the same terms and conditions.

To the extent possible and if approved by our board of directors, including a majority of our conflicts committee, we will attempt to obtain a right of first refusal or option to buy the property held by the co-ownership structure and allow such co-owners to exchange their interest for interests in our other properties. Entering into joint ventures with affiliates will result in certain conflicts of interest. See Conflicts of Interest.

Government Regulations

Our business will be subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

Disposition Policies

We generally intend to hold each property we acquire for an extended period. However, we may sell a property at any time if, in our judgment, the sale of the property is in the best interests of our stockholders.

The determination of whether a particular property should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including prevailing economic conditions, other investment opportunities and considerations specific to the condition, value and financial performance of the property. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale.

We may sell assets to third parties or to affiliates. All transactions between us and our affiliates must be approved by a majority of our conflicts committee.

Investment Limitations in Our Charter

Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. We will not:

•	Invest in commodities or commodity future contracts;

•	Invest more than 10% of total assets in unimproved real property or indebtedness secured by a deed of trust or mortgage loans on unimproved real property;

•	Invest in indebtedness (“junior debt”) secured by a mortgage on real property which is subordinate to the lien of other indebtedness (“senior debt”), except where the amount of such junior debt, plus the outstanding amount of the senior debt, does not exceed 90% of the appraised value of such property, if after giving effect thereto, the value of all such investments (as shown on our the books in accordance with generally accepted accounting principles after all reasonable reserves but before provision for depreciation) would not then exceed 25% of our tangible assets. The value of all investments in our junior debt which does not meet the aforementioned requirements would be limited to 10% of our tangible assets (which would be included within the 25% limitation);

•	Invest in contracts for the sale of real estate;

•	Engage in any short sale, or borrow, on an unsecured basis unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known changes is sufficient to properly service that higher level of debt;

•	Engage in trading, as compared with investment activities;

•	Acquire securities in any entity holding investments or engaging in activities prohibited by this section; or

•	Engage in underwriting or the agency distribution of securities issued by others.

Affiliate Transaction Policy

Our conflicts committee will review and approve all matters the board believes may involve a conflict of interest. A majority of our conflicts committee will approve all transactions between us and affiliates. See Conflicts of Interest — Certain Conflict Resolution Measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See the linked sections below for management’s discussion and analysis of our financial condition and results of operations for the periods covered by our most recent Annual Report on Form 1-K and Semiannual Report on Form 1-SA, which information is hereby incorporated by reference into this offering circular.

•	Form 1-K for Fiscal Year ended December 31, 2018 (see Item 2)

•	Form 1-SA for Six Months ended June 30, 2019 (see Item 1)

PRIOR PERFORMANCE

Prior Performance is Not Indicative of Future Results

The information presented in this section represents the historical experience of the three real estate programs managed and sponsored by our sponsor or its affiliates during the ten years ended December 31, 2018. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs. The prior performance of the real estate investment programs sponsored by our sponsor may not be indicative of our future results. The three prior programs discussed below—Nexregen Firewheel Real Estate Investment Trust (“Firewheel”), Rich Uncles Real Estate Investment Trust I (“REIT I”) and RW Holdings NNN REIT, Inc. (“NNN REIT”) —each had our sponsor as their advisor. The Firewheel program was completed in 2018 and the REIT I and NNN REIT programs are still in existence and operating,

Firewheel was formed in 2007 as a Texas real estate investment trust to make a public, intra-state offering of common stock registered with the Texas State Securities Board. The proceeds were used by Firewheel to invest in the Firewheel Village Shopping Center, an existing shopping center located in Garland, Texas. In 2008, Firewheel converted from a real estate investment trust to a limited partnership. Its offering of common stock to investors closed in 2008 and Firewheel did not made additional sales of securities or investments in properties after 2008. The Firewheel offering prospectus disclosed that it intended to create a liquidity event in three to seven years. In June 2018, Firewheel sold the shopping center property it had acquired and the program was closed in 2018. Investors in Firewheel received distributions of $235,572 in respect of the $360,500 of investments originally made in Firewheel.

REIT I was formed in 2012 as a California real estate investment trust to make a public, intra-state offering of common stock registered with the California Department of Business Oversight. REIT I’s current operations consist primarily of operating 20 single tenant business properties with 17 properties in California, two properties in Texas and one property in Georgia. All of its properties now consist of buildings which were in existence and subject to long-term leases to tenants at the time of purchase. REIT I’s shares were offered at $10.00 per share and its offering prospectus disclosed that it intended to create a liquidity event no later than the 10th anniversary of the termination date (July 20, 2016) of its offering. In that regard, REIT I conducted an extensive marketing process in the first half of 2019 which led to its agreement to merge with a subsidiary of NNN REIT. Upon completion of the merger, which remains subject to shareholder approval and other closing conditions, REIT I shareholders are scheduled to receive one share of NNN REIT Class C common stock with a current NAV of $10.16 per share for each REIT I share. The merger is expected to close in late December 2019 or January 2020.

NNN REIT is an incorporated public, non-listed real estate investment trust and was formed to primarily invest, directly or indirectly through investments in real estate owning entities, in single-tenant income-producing properties located in the United States, which are leased to creditworthy tenants under long-term net leases. As of October 31, 2019, NNN REIT’s real estate investment portfolio consisted of 25 operating properties, a 72.7% tenant-in-common interest in an office property and one parcel of land in 14 states, including 10 office, nine retail, and six industrial properties with approximately 1,754,000 square feet of aggregate leasable space. The sponsor’s offering of NNN REIT commenced in July 2016 and its prospectus disclosed that its charter documents do not require it to pursue a liquidity event by a specified date. As of the date of this prospectus, the timing and method of any liquidity event for NNN REIT, Inc. is undetermined.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. For purposes of this section, references to “BRIX REIT,” “we,” “our” and “us” mean only BRIX REIT, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and do not currently expect to seek an advance ruling from the Internal Revenue Service regarding any matter discussed in this offering circular. The summary is also based upon the assumption that we will operate BRIX REIT and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general informational purposes only and is not tax advice. It does not discuss any state, local or non-U.S. tax consequences relevant to us or an investment in any securities offered by this offering circular and it does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	financial institutions;

•	real estate investment trusts;

•	regulated investment companies;

•	dealers in securities;

•	traders in securities that elect to use a mark-to market method of accounting for their securities holdings;

•	partnerships, other pass-through entities, trusts and estates;

•	persons who hold our stock on behalf of other persons as nominees;

•	persons who receive our stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “constructive ownership transaction,” “synthetic security” or other integrated investment;

•	Subchapter “S” corporations;

•	and, except to the extent discussed below:

o	tax-exempt organizations; and

o	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

The federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of BRIX REIT

We elected to be taxed as a REIT commencing with our taxable year ended December 31, 2018. We believe that we have been organized and will operate in such a manner as to qualify for taxation as a REIT.

We intend to be organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code beginning with our taxable year ended December 31, 2018, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT beginning with our taxable year ended December 31, 2018. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by us that we will qualify as a REIT for any particular year.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under Requirements for Qualification — General. While we intend to operate so that we qualify as a REIT, no assurance can be given that the Internal Revenue Service will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See —Failure to Qualify.

Provided that we qualify as a REIT, generally we will be entitled to a deduction for distributions that we pay to our stockholders and therefore will not be subject to federal corporate income tax on our taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon distribution to our stockholders.

Any net operating losses and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See Taxation of Stockholders.

•	We will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses, for tax years beginning before December 31, 2018.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See Prohibited Transactions.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate.

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•	If we should violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate if that amount exceeds $50,000 per failure.

•	If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year; (b) 95% of our REIT capital gain net income for such year; and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the Internal Revenue Service in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described in U.S. Federal Income Tax Considerations – Requirements for Qualification—General.

•	A 100% tax may be imposed on transactions between us and a “taxable REIT subsidiary” (a “TRS”) (as described below) that do not reflect arm’s-length terms.

•	If we dispose of an asset acquired by us from a C corporation in a transaction in which we took the C corporation’s tax basis in the asset, we may be subject to tax at the highest regular corporate rate on the appreciation inherent in such asset as of the date of acquisition by us.

•	The earnings of our subsidiaries, including any subsidiary we may elect to treat as a TRS (as discussed below), are subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state and local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Internal Revenue Code defines a REIT as a corporation, trust or association which has seven main attributes:

(1)	it is managed by one or more trustees or directors;

(2)	its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	it would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	it is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

(5)	its beneficial ownership is held by 100 or more persons;

(6)	during the last half of each taxable year, not more than 50% in value of its outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Internal Revenue Code to include specified tax-exempt entities);

(7)	it elects to be taxed as a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification; and

(8)	it meets other tests described below, including with respect to the nature of its income and assets.

The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT.

We believe that we have, and will continue to have as a result of the issuance of common stock in this offering, sufficient diversity of ownership to satisfy conditions (5) and (6). In addition, our charter provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying and continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. The provisions of our charter restricting the ownership and transfer of our common stock are described in Description of Shares—Restriction on Ownership of Shares.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our distributions in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year-end, and thereby satisfy this requirement.

The Internal Revenue Code provides relief from violations of the REIT gross income requirements, as described under Income Tests, in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Internal Revenue Code extend similar relief in the case of certain violations of the REIT asset requirements (See Asset Tests) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

We have control of any subsidiary entity treated as a partnership and intend to operate such entities in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any entity treated as a partnership and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that an entity treated as a partnership could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in such entity or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

As of January 1, 2018, the Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships. Under new rules, among other changes and subject to certain exceptions, any audit adjustments to items of income, gain, loss, deduction or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest or penalties attributable thereto are assessed and collected, at the partnership level. It is possible that they could result in a partnership in which we own an interest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we could be required to bear the economic burden of those taxes, interest and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.

Disregarded Subsidiaries. If we own a corporate subsidiary that is a qualified REIT subsidiary, that subsidiary is generally disregarded for federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See Asset Tests and Income Tests.

Taxable Corporate Subsidiaries. In the future we may jointly elect with any of our subsidiary corporations, whether or not wholly owned, to treat such subsidiary corporations as taxable REIT subsidiaries, or TRSs. A REIT is permitted to own up to 100% of the stock of one or more TRSs. A domestic TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the distributions paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or activities that would be treated in our hands as prohibited transactions. However, an entity will not qualify as a TRS if it directly or indirectly operates or manages a health care or lodging facility or, generally, provides rights to any brand name under which any health care or lodging facility is operated, unless such rights are provided to an “eligible independent contractor” to operate or manage a health care facility or a lodging facility if such rights are held by the TRS as a franchisee, licensee or in a similar capacity and such health care facility or lodging facility is either owned by the TRS or leased to the TRS by its parent REIT. A TRS will not be considered to operate or manage a qualified health care property or a qualified lodging facility solely because the TRS directly or indirectly possesses a license, permit or similar instrument enabling it to do so. Additionally, a TRS will not be considered to operate or manage a qualified health care property or qualified lodging facility if it employs individuals working at such property or facility located outside of the United States, but only if an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract. An “eligible independent contractor” is, generally, with respect to any qualified health care property or qualified lodging facility, any independent contractor (as defined in section 856(d)(3) of the Internal Revenue Code) if, at the time such contractor enters into a management agreement or other similar service contract with the TRS to operate such qualified health care property or qualified lodging facility, such contractor (or any related person) is actively engaged in the trade or business of operating qualified health care properties or qualified lodging facilities, respectively, for any person who is not a related person with respect to the parent REIT or the TRS. Certain payments made by any TRS to us may not be deductible by the TRS (which could materially increase the TRS’s taxable income). In addition, we will be subject to a 100% tax on the amounts of any rents from real property, deductions, or excess interest received from a TRS that would be reduced through reapportionment under the Internal Revenue Code in order to more clearly reflect the income of the TRS.

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS with a debt-equity ratio in excess of 1.5 to 1 may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between the REIT and a TRS that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We intend to scrutinize all of our transactions with any of our subsidiaries that are treated as a TRS in an effort to ensure that we do not become subject to this excise tax; however, we cannot assure you that we will be successful in avoiding this excise tax.

We may own TRSs that are organized outside of the United States. For example, we may hold certain investments and instruments through TRSs to the extent that direct ownership by us could jeopardize our compliance with the REIT qualification requirements, and we may make TRS elections with respect to certain offshore issuers of certain instruments to the extent that we do not own 100% of the offshore issuer’s equity. Special rules apply in the case of income earned by a taxable subsidiary corporation that is organized outside of the United States. Depending upon the nature of the subsidiary’s income, the parent REIT may be required to include in its taxable income an amount equal to its share of the subsidiary’s income, without regard to whether, or when, such income is distributed by the subsidiary. See Income Tests. A TRS that is organized outside of the United States may, depending upon the nature of its operations, be subject to little or no federal income tax. There is a specific exemption from federal income tax for non-U.S. corporations that restrict their activities in the United States to trading stock and securities (or any activity closely related thereto) for their own account, whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent. We currently expect that any offshore TRSs will rely on that exemption or otherwise operate in a manner so that they will generally not be subject to federal income tax on their net income at the entity level.

Income Tests

In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), “rents from real property,” distributions received from other REITs and gains from the sale of real estate assets, as well as specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other distributions, interest and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Interest income constitutes qualifying mortgage interest for purposes of the 75% income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property or an interest in real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is under secured, the income that it generates may nonetheless qualify for purposes of the 95% income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (which we refer to as a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the real property is not held as inventory or dealer property or primarily for sale to customers in the ordinary course of business. To the extent that we derive interest income from a mortgage loan or income from the rental of real property (discussed below) where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not on the net income or profits of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had we earned the income directly.

We and our subsidiaries may invest in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. The Internal Revenue Service has issued Revenue Procedure 2003-65, which provides a safe harbor applicable to mezzanine loans. Under the Revenue Procedure, if a mezzanine loan meets each of the requirements contained in the Revenue Procedure, (1) the mezzanine loan will be treated by the Internal Revenue Service as a real estate asset for purposes of the asset tests described below and (2) interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to structure any investments in mezzanine loans in a manner that generally complies with the various requirements applicable to our qualification as a REIT. However, to the extent that any of our mezzanine loans do not meet all safe harbor requirements set forth in the Revenue Procedure, there can be no assurance that the Internal Revenue Service will not challenge the tax treatment of these loans.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Moreover, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which we derive no revenue. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and which are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payments for such services do not exceed 1% of the total gross income from the properties. For purposes of this test, we are deemed to have received income from such non-customary services in an amount at least 150% of the direct cost of providing the services. Moreover, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the income tests. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity.

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any distributions that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% income tests.

We and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we entered into (1) in the normal course of our business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated or entered into, including gain from the sale or disposition of such a transaction, and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the closing of the day on which it was acquired, originated or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the Internal Revenue Service setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under Taxation of REITs in General, even where these relief provisions apply, the Internal Revenue Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Income derived from certain types of temporary stock and debt investments made with the proceeds of an offering, not otherwise treated as qualifying income for the 75% gross income test, generally will nonetheless constitute qualifying income for purposes of the 75% gross income test for the year following such offering. More specifically, qualifying income for purposes of the 75% gross income test includes “qualified temporary investment income,” which generally means any income that is attributable to stock or a debt instrument, is attributable to the temporary investment of new equity capital and certain debt capital, and is received or accrued during the one-year period beginning on the date on which the REIT receives such new capital. After the one year period following this offering, income from investments of the proceeds of this offering will be qualifying income for purposes of the 75% income test only if derived from one of the other qualifying sources enumerated above.

Asset Tests

At the close of each calendar quarter, we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs and some kinds of mortgage-backed securities, mortgage loans and debt instruments (whether or not secured by real property) that are issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual periodic reports with the SEC under the Exchange Act). Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Internal Revenue Code.

Fourth, the aggregate value of all securities of taxable REIT subsidiaries that we hold may not exceed 20% of the value of our total assets.

Fifth, no more than 25% of the total value of our assets may be represented by “nonqualified publicly offered REIT debt instruments” (i.e., real estate assets that would cease to be real estate assets if debt instruments issued by publicly offered REITs were not included in the definition of real estate assets).

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain relief provisions are available to REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the Internal Revenue Service with a description of each asset causing the failure; (2) the failure is due to reasonable cause and not willful neglect; (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 21%); and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which includes, among other things, securities having certain contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Internal Revenue Code provides that certain other securities will not violate the 10% asset test. Such securities include (1) any loan made to an individual or an estate; (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules); (3) any obligation to pay rents from real property; (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity; (5) any security (including debt securities) issued by another REIT; and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under Income Tests. In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals will be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the Internal Revenue Service will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests. If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to make distributions, other than capital gain distributions, to our stockholders in an amount at least equal to:

(a)	The sum of (i) 90% of our “REIT taxable income,” computed without regard to our net capital gains and the dividends-paid deduction and (ii) 90% of the net income (after tax) if any from foreclosure property, minus

(b)	the sum of specified items of non-cash income.

In addition, if we were to recognize “built-in-gain” (as defined below) on disposition of any assets acquired from a “C” corporation in a transaction in which our basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain recognized net of the tax we would pay on such gain. “Built-in-gain” is the excess of (a) the fair market value of an asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition).

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular distribution payment after such declaration.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain distributions that we designated and that they include in their taxable income minus (b) the tax that we paid on their behalf with respect to that income.

To the extent that we have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains. See Taxation of Stockholders — Taxation of Taxable U.S. Stockholders.

If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year; (b) 95% of our REIT capital gain net income for such year; and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed plus (y) the amounts of income we retained and on which we have paid corporate income tax.

It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (a) our actual receipt of cash, including receipt of distributions from our subsidiaries and (b) our inclusion of items in income for federal income tax purposes.

In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings, or to pay distributions in the form of taxable in-kind distributions of property.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Elective Cash/Stock Dividends

On August 11, 2017, the IRS issued Revenue Procedure 2017-45 authorizing elective cash/stock dividends to be made by publicly offered REITs (i.e., REITs that are required to file annual and periodic reports with the SEC under the Exchange Act). Pursuant to Revenue Procedure 2017-45, effective for distributions declared on or after August 11, 2017, the IRS will treat the distribution of stock pursuant to an elective cash/stock dividend as a distribution of property under Section 301 of the Internal Revenue Code (i.e., a dividend), as long as at least 20% of the total dividend is available in cash and certain other parameters detailed in Revenue Procedure 2017-45 are satisfied.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the gross income tests and asset tests, as described above in Income Tests and Asset Tests.

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to U.S. stockholders (as defined below) that are individuals, trusts and estates will generally be taxable at capital gains rates. In addition, subject to the limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term prohibited transaction generally includes a sale or other disposition of property that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will potentially be subject to tax in the hands of the corporation at regular corporate rates, nor does the 100% tax apply to sales that qualify for a safe harbor as described in Section 857(b)(6) of the Internal Revenue Code.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Internal Revenue Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Derivatives and Hedging Transactions

We and our subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we entered into (1) in the normal course of our business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated or entered into, including gain from the sale or disposition of such a transaction, (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests and (3) to hedge certain positions as described in Section 856©(5)(G)(iii) of the Internal Revenue Code, each of which is clearly identified as such before the closing of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities through our TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest, or redetermined TRS service income that we or our TRSs generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS attributable to services provided to, or on behalf of, us (other than services furnished or rendered to a tenant of ours) to the extent such income is lower than the income the TRS would have earned based on arm’s length negotiations. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Internal Revenue Code.

From time to time, our TRS may provide services to our tenants. We intend to set the fees paid to our TRS for such services at arm’s length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid.

Interest Expense Deductions

The Tax Cuts and Jobs Act, signed into law in December 2017 (the “Tax Cuts and Jobs Act”), generally imposes certain limitations on the ability of taxpayers to deduct net business interest expenses for federal income tax purposes for tax years beginning on or after January 1, 2018. However, the Tax Cuts and Jobs Act provides an election whereby certain taxpayers engaged in a real estate trade or business, generally including for this purpose a REIT, may elect for this limitation not to apply. However, taxpayers that make this election generally are not eligible for certain depreciation methodologies. We may make this election when we file our 2018 tax return, in which case the above limitations on interest expense deductions generally would not apply to us.

In addition, the above described limitations on net business interest expense deductions generally would be determined at the entity-level. As a result, the ability of our TRSs to deduct business interest expense for tax years beginning on or after January 1, 2018 may be subject to limitations under the Tax Cuts and Jobs Act even if we make such an election.

Net Operating Losses

The Tax Cuts and Jobs Act also generally restricts the ability of taxpayers to utilize net operating losses to no more than 80% their taxable income and precludes them from carrying-back net operating losses to prior tax years.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

Definitions. In this section, the phrase “U.S. stockholder” means a holder of our common stock that for federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. Person.

In addition, as used herein, the term U.S. stockholder does not include any entity that is subject to special treatment under the Internal Revenue Code, such as (i) insurance companies; (ii) tax-exempt organizations (except to the limited extent discussed below); (iii) financial institutions or broker-dealers; (iv) non-U.S. individuals and foreign corporations (except to the limited extent discussed below); (v) U.S. expatriates; (vi) persons who have elected to use a mark-to-market method of accounting; (vii) subchapter S corporations; (viii) U.S. stockholders whose functional currency is not the U.S. dollar; (ix) regulated investment companies; (x) holders who receive our stock through the exercise of employee stock options or otherwise as compensation; (xi) persons holding shares of our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; (xii) persons subject to the alternative minimum tax provisions of the Internal Revenue Code; (xiii) persons holding our stock through a partnership or similar pass-through entity; and (xiv) persons holding a 10% or more (by vote or value) beneficial interest in our stock. If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

Distributions. So long as we qualify as a REIT, the distributions that we make to our taxable U.S. stockholders out of current or accumulated earnings and profits that we do not designate as capital gain distributions will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our distributions are not eligible for taxation at the preferential income tax rates (i.e., the 20 % maximum federal rate) for qualified distributions received by U.S. stockholders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on distributions designated by and received from REITs to the extent that the distributions are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

•	distributions received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

In addition, for taxable years that begin after December 31, 2017 and before January 1, 2026, U.S. stockholders that are individuals, trusts or estates are generally entitled to a deduction equal to 20% of the aggregate amount of ordinary income dividends received from a REIT (not including capital gain dividends or dividends eligible for the preferential rates applicable to qualified dividends as described above), subject to certain limitations. Under final regulations recently issued by the Internal Revenue Service, in order to qualify for this deduction with respect to a dividend on our common shares, a stockholder must hold such shares for more than 45 days during the 91-day period beginning on the date which is 45 days before the date on which such shares become ex-dividend with respect to such dividend (taking into account certain special holding period rules that may, among other consequences, reduce a stockholder’s holding period during any period in which the stockholder has diminished its risk of loss with respect to the shares). Stockholders are urged to consult their tax advisors as to their ability to claim this deduction.

Distributions that we designate as capital gain dividends will generally be taxed to our stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case provisions of the Internal Revenue Code will treat our stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. Corporate stockholders may be required to treat up to 20% of some capital gain distributions as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 20 % in the case of stockholders that are individuals, trusts and estates, and currently 21% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 20% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions do not exceed the adjusted basis of the stockholder’s shares with respect to which the distributions were made. Rather, the distributions will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any distribution that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the distribution before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of Our Stock. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to a maximum federal income tax rate of 20% if the stock is held for more than one year, and will be taxed as ordinary income rates if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate, currently 21%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain. In addition, all or a portion of any loss realized upon a taxable disposition of shares of our stock may be disallowed if the taxpayer purchases other shares of the common stock within 30 days before or after the disposition.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the Internal Revenue Service. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Internal Revenue Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Medicare tax on unearned income. For taxable years beginning after December 31, 2012, certain U.S. stockholders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Taxation of Non-U.S. Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. stockholders. A non-U.S. stockholder is a beneficial owner of our common stock that is any person other than:

•	a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

The following discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

Ordinary Dividends. The portion of distributions received by non-U.S. stockholders (1) that is payable out of our earnings and profits; (2) which is not attributable to our capital gains; and (3) which is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by applicable income tax treaty.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions. Unless our stock constitutes a U.S. real property interest, or USRPI, as described below, distributions that we make that are not out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. The non-U.S. stockholder may seek a refund from the Internal Revenue Service of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (1) the stockholder’s proportionate share of our earnings and profits, plus (2) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA (unless an applicable exemption applies), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Distributions. Under FIRPTA, a distribution that we make to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain distribution. See above under —Taxation of Non-U.S. Stockholders—Ordinary Dividends, for a discussion of the consequences of income that is effectively connected with a U.S. trade or business.

In addition, we will be required to withhold tax equal to the highest corporate tax rate applied to the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation. A distribution is not a USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain distributions received by a non-U.S. stockholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

A capital gain distribution that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (See Taxation of Non-U.S. Stockholders—Ordinary Dividends), if (1) the capital gain distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (2) the recipient non-U.S. stockholder does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the capital gain distribution is received. At the time you purchase shares in this offering, our shares will not be publicly traded and we can give you no assurance that our shares will ever be publicly traded on an established securities market. Therefore, these rules will not apply to our capital gain distributions.

Distributions to Qualified Shareholders. Subject to the exception discussed below, for purposes of any distribution on or after December 18, 2015 to a “qualified shareholder” who holds REIT stock directly (or indirectly through one or more partnerships), such REIT stock will not be treated as a USRPI and, thus, such distribution should not be subject to special rules under FIRPTA. However, a “qualified shareholder” with one or more “applicable investors” (i.e., persons other than “qualified shareholders” who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and hold (or are deemed to hold under attribution rules) more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder”)), as well as such applicable investors, may be subject to FIRPTA rules.

A “qualified shareholder” is a foreign person that (i) either is eligible for the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units that is regularly traded on the NYSE or NASDAQ markets representing greater than 50% of the value of all the partnership units, (ii) is a qualified collective investment vehicle (defined below), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.

A qualified collective investment vehicle is a foreign person that (i) would be eligible for a reduced rate of withholding with respect to ordinary dividends paid by a REIT under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly traded, is treated as a partnership under the Internal Revenue Code, is a withholding foreign partnership, and would be treated as a “United States real property holding corporation” during a specified period if it were a domestic corporation, or (iii) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of Section 894 of the Internal Revenue Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds. With respect to any distribution after December 18, 2015 to a “qualified foreign pension fund” or an entity all of the interests of which are held by a “qualified foreign pension fund” who holds REIT stock directly (or indirectly through one or more partnerships), such distribution will not be subject to special rules under FIRPTA. A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (A) contributions to such trust, corporation, organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (B) taxation of any investment income of such trust, corporation, organization or arrangement is deferred or such income is taxed at a reduced rate.

The provisions described above relating to qualified shareholders, applicable investors and qualified foreign pension funds are complex. Stockholders should consult their tax advisors with respect to the impact of such provisions on them.

Dispositions of Our Stock. Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. stockholder generally will not be subject to U.S. taxation under FIRPTA. Our stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

Even if the foregoing 50% test is not met, our stock nonetheless will not constitute a USRPI if we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. stockholders at all times during a specified testing period. We believe that we will be a domestically-controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. However, as mentioned above, we can give you no assurance that our shares will ever be publicly traded on an established securities market. If our stock constitutes a USRPI and we do not constitute a domestically-controlled qualified investment entity, but our stock becomes “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, a non-U.S. stockholder’s sale of our common stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. stockholder held 5% or less of our outstanding common stock at all times during a specified testing period. However, as mentioned above, we can give you no assurance that our common stock will ever be publicly traded on an established securities market.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the Internal Revenue Service.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (1) if the non-U.S. stockholder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock, a non-U.S. stockholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. stockholder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

Estate Tax. If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death, the stock will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Foreign Accounts. Recently-enacted legislation generally imposes a withholding tax of 30% on any dividends on our stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to, among other things, collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally imposes a withholding tax of 30% on any dividends on our stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either certification that such entity does not have any substantial U.S. owners or identification of the direct and indirect substantial U.S. owners of the entity. Finally, with respect to payments of gross proceeds from a sale or other disposition of such, withholding of 30% generally will apply to such gross proceeds paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met.

We will not pay any additional amounts to non-U.S. stockholders in respect of any amounts withheld. Under certain circumstances, a non-U.S. stockholder of our stock may be eligible for refunds or credits of such taxes. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our stock.

Non-U.S. stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning and disposing of our stock.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the Internal Revenue Service has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Internal Revenue Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of its distributions as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless (i) we are required to “look through” one or more of our pension trust stockholders in order to satisfy the REIT “closely held” test and (ii) either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of our stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock and should generally prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning and disposing of our stock.

Tax Consequences of Participation in Distribution Reinvestment Plan

If you elect to participate in our distribution reinvestment plan and are subject to federal income taxation, you will incur a tax liability for distributions allocated to you even though you have elected not to receive the distributions in cash but rather to have the distributions withheld and reinvested pursuant to our distribution reinvestment plan. Specifically, you will be treated as if you have received the distribution from us in cash and then applied such distribution to the purchase of additional shares. In addition, to the extent you purchase shares through our distribution reinvestment plan at a discount to their fair market value, you will be treated for tax purposes as receiving an additional distribution equal to the amount of the discount, if any. You will be taxed on the amount of the distribution as a dividend to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain distribution. You will be subject to backup withholding if you fail to comply with certain tax requirements. See below under —Backup Withholding and Information Reporting.

Backup Withholding and Information Reporting

We will must report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of a capital gain distribution to any U.S. stockholder who fails to certify its non-foreign status.

We must report annually to the Internal Revenue Service and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our stock within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. Person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common stock conducted through certain U.S.-related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our stock. The Tax Cuts and Jobs Act is a complex revision to the U.S. federal income tax laws with various impacts on different categories of taxpayers and industries, and will require subsequent rulemaking and interpretation in a number of areas. The long-term impact of the Tax Cuts and Jobs Act on the overall economy, government revenues, our tenants, us, and the real estate industry cannot be reliably predicted at this time.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. We may own real property assets located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. We may own foreign real estate assets and pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign real estate assets may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

ERISA CONSIDERATIONS

The following is a summary of some considerations associated with an investment in our shares by a qualified employee pension benefit plan or an individual retirement account, or IRA. This summary is based on provisions of the Employee Retirement Income Security Act of 1974, or ERISA, and the Internal Revenue Code, each as amended through the date of this offering circular, and the relevant regulations, opinions and other authority issued by the Department of Labor and the Internal Revenue Service. We cannot assure you that there will not be adverse tax or labor decisions or legislative, regulatory or administrative changes in the future that would significantly modify the statements expressed herein. Any such changes may apply to transactions entered into prior to the date of their enactment.

Each fiduciary of an employee pension benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or any other retirement plan or account subject to Section 4975 of the Internal Revenue Code, such as an IRA, seeking to invest plan assets in our shares must consider, taking into account the facts and circumstances of each such plan or IRA, each a benefit plan, among other matters:

•	whether the investment is consistent with the applicable provisions of ERISA and the Internal Revenue Code;

•	whether, under the facts and circumstances pertaining to the benefit plan in question, the fiduciary’s responsibility to the plan has been satisfied;

•	whether the investment will produce an unacceptable amount of “unrelated business taxable income,” or UBTI, to the benefit plan (see U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Tax-Exempt Stockholders); and

•	the need to value the assets of the benefit plan annually.

Under ERISA, a plan fiduciary’s responsibilities include the following duties:

•	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•	to invest plan assets prudently;

•	to diversify the investments of the plan, unless it is clearly prudent not to do so;

•	to ensure sufficient liquidity for the plan;

•	to ensure that plan investments are made in accordance with plan documents; and

•	to consider whether an investment would constitute or give rise to a prohibited transaction under ERISA or the Internal Revenue Code.

ERISA also requires that, with certain exceptions, the assets of an employee benefit plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

Prohibited Transactions

Generally, both ERISA and the Internal Revenue Code prohibit benefit plans from engaging in certain transactions involving plan assets with specified parties, such as sales or exchanges or leasing of property, loans or other extensions of credit, furnishing goods or services, or transfers to, or use of, plan assets. The specified parties are referred to as “parties-in-interest” under ERISA and as “disqualified persons” under the Internal Revenue Code. These definitions generally include fiduciaries and “persons providing services” to the benefit plan, employer or employee organization sponsors of the benefit plan and other individuals or entities affiliated with the foregoing. For this purpose, a person generally is a fiduciary with respect to a benefit plan if, among other things, the person has discretionary authority or control with respect to the management or administration of the benefit plan, any authority or control over the management or disposition of plan assets or provides investment advice for a fee or other compensation with respect to plan assets. Thus, if we are deemed to hold plan assets, our management could be characterized as fiduciaries with respect to such assets, and each would be deemed to be a party-in-interest under ERISA and a disqualified person under the Internal Revenue Code with respect to investing benefit plans. Whether or not we are deemed to hold plan assets, if we or our affiliates are affiliated with a benefit plan investor, we might be a disqualified person or party-in-interest with respect to such benefit plan investor, resulting in a prohibited transaction merely upon investment by such benefit plan in our shares.

If a prohibited transaction were to occur, the Internal Revenue Code imposes an excise tax equal to 15% of the amount involved and authorizes the IRS to impose an additional 100% excise tax if the prohibited transaction is not “corrected” in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, our sponsor and possibly other fiduciaries of benefit plan stockholders subject to ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction) could be required to restore to the benefit plan any profits they realized as a result of the transaction or breach and make good to the benefit plan any losses incurred by the benefit plan as a result of the transaction or breach. With respect to an IRA that invests in our shares, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status under Section 408(e)(2) of the Internal Revenue Code.

Plan Asset Considerations

In order to determine whether an investment in our shares by a benefit plan creates or gives rise to the potential for either prohibited transactions or our assets being treated as plan assets as referred to above, a fiduciary must consider whether an investment in our shares will cause our assets to be treated as assets of the investing benefit plan. Neither ERISA nor the Internal Revenue Code defines the term “plan assets”; however, regulations promulgated by the Department of Labor provide guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute assets of a benefit plan when the plan invests in that entity. We refer to this regulation as the Plan Assets Regulation. Under the Plan Assets Regulation, the assets of an entity in which a benefit plan makes an equity investment will generally be deemed to be assets of the benefit plan, unless one of the exceptions to this general rule applies.

In the event that our underlying assets were treated as the assets of investing benefit plans, our management would be treated as fiduciaries with respect to each benefit plan stockholder and an investment in our shares might constitute an ineffective delegation of fiduciary responsibility to our advisor and expose the fiduciary of the benefit plan to co-fiduciary liability under ERISA for any breach by our advisor of the fiduciary duties mandated under ERISA. Further, if our assets are deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.

If our advisor or its affiliates were treated as fiduciaries with respect to benefit plan stockholders, the prohibited transaction restrictions of ERISA and the Internal Revenue Code would apply to any transaction involving our assets. These restrictions could, for example, require that we avoid transactions with persons that are affiliated with or related to us or our affiliates or require that we restructure our activities in order to obtain an administrative exemption from the prohibited transaction restrictions. Alternatively, we might have to provide benefit plan stockholders with the opportunity to sell their shares to us or we might dissolve.

The Plan Assets Regulation provides that the underlying assets of an entity such as a REIT will be treated as assets of a benefit plan investing therein unless the entity satisfies one of the exceptions to the general rule. We believe that we will satisfy one or more of the exceptions.

Exception for “Publicly-Offered Securities.” If a benefit plan acquires “publicly-offered securities,” the assets of the issuer of the securities will not be deemed to be “plan assets” under the Plan Assets Regulation. A publicly-offered security must be:

•	sold as part of a public offering registered under the Securities Act, and be part of a class of securities registered under the Exchange Act within a specified time period;

•	part of a class of securities that is owned by 100 or more persons who are independent of the issuer and one another; and

•	“freely transferable.”

Our shares are being sold as part of an offering of securities to the public pursuant to a qualified offering circular under the Securities Act and may become part of a class that was registered under the Exchange Act within the specified period. In addition, we have in excess of 100 independent stockholders.

Whether a security is “freely transferable” depends upon the particular facts and circumstances. The Plan Assets Regulation provides several examples of restrictions on transferability that, absent unusual circumstances, will not prevent the rights of ownership in question from being considered “freely transferable” if the minimum investment is $10,000 or less. Where the minimum investment in a public offering of securities is $10,000 or less, the presence of the following restrictions on transfer will not ordinarily affect a determination that such securities are “freely transferable”:

•	any restriction on, or prohibition against, any transfer or assignment that would either result in a termination or reclassification of the entity for federal or state tax purposes or that would violate any state or federal statute, regulation, court order, judicial decree or rule of law;

•	any requirement that not less than a minimum number of shares or units of such security be transferred or assigned by any investor, provided that such requirement does not prevent transfer of all of the then remaining shares or units held by an investor;

•	any prohibition against transfer or assignment of such security or rights in respect thereof to an ineligible or unsuitable investor; and

•	any requirement that reasonable transfer or administrative fees be paid in connection with a transfer or assignment.

We have been structured with the intent to satisfy the “freely transferable” requirement set forth in the Plan Assets Regulation with respect to our shares, although there is no assurance that our shares will meet such requirement. Our shares are subject to certain restrictions on transfer intended to ensure that we continue to qualify for federal income tax treatment as a REIT and to comply with state securities laws and regulations with respect to investor suitability. The minimum investment in our shares is at least 20 shares, except under certain circumstances. Because the minimum investment is less than $10,000, these restrictions should not cause the shares to be deemed not “freely transferable.”

As our common stock is intended to be held by 100 or more independent stockholders, and assuming that no other facts and circumstances other than those referred to in the preceding paragraphs exist that restrict transferability of shares of our common stock and this offering takes place as described in this offering circular, shares of our common stock should constitute “publicly-offered securities.” Accordingly, we believe that our underlying assets should not be considered “plan assets” under the Plan Assets Regulation.

Exception for Insignificant Participation by Benefit Plan Investors. The Plan Assets Regulation provides that the assets of an entity will not be deemed to be the assets of a benefit plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in an entity by benefit plan investors is “significant” if at any time 25% or more of the value of any class of equity interest is held by benefit plan investors. The term benefit plan investors is defined for this purpose under ERISA Section 3(42) and includes any employee benefit plan subject to Part 4 of ERISA, any plan subject Section 4975 of the Internal Revenue Code, and any entity whose underlying assets include plan assets by reason of a plan’s investment in such entity. In calculating the value of a class of equity interests, the value of any equity interests held by us or any of our affiliates must be excluded. It is not clear whether we will qualify for this exception since we do expect to have equity participation by benefit plan investors that may be in excess of 25%, which would be deemed to be significant, as defined above.

Other Prohibited Transactions

Regardless of whether the shares qualify for the “publicly-offered securities” exception of the Plan Assets Regulation, a prohibited transaction could occur if we, our dealer-manager or any other selected broker-dealer or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to any benefit plan purchasing our shares. Accordingly, unless an administrative or statutory exemption applies, shares should not be purchased by a benefit plan with respect to which any of the above persons is a fiduciary.

Annual Valuation

A fiduciary of an employee benefit plan subject to ERISA is required to determine annually the fair market value of each asset of the plan as of the end of the plan’s fiscal year and to file a report reflecting that value with the Department of Labor. When the fair market value of any particular asset is not available, the fiduciary is required to make a good faith determination of that asset’s fair market value, assuming an orderly liquidation at the time the determination is made. In addition, a trustee or custodian of an IRA must provide an IRA participant with a statement of the value of the IRA each year. Failure to satisfy these requirements may result in penalties, damages or other sanctions.

Our board of directors has established an offering price per share of our common stock to be sold in our primary offering of $5.00 per share and an offering price for shares of common stock to be sold under our distribution reinvestment plan of $5.00 per share.

Commencing at the end of the calendar year after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, we will value and will continue to value our shares annually and shortly thereafter publish a NAV per share. To date, neither the Internal Revenue Service nor the Department of Labor has promulgated regulations specifying how a plan fiduciary or IRA custodian should determine the fair market value of shares when the fair market value of such shares is not determined in the marketplace.

As with any valuation methodology, the methodologies used to calculate our NAV will be based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different NAV per share of our common stock, and these differences could be significant. The NAV per share will not be audited and will not represent the fair value of our assets less the fair value of our liabilities according to GAAP. The NAV per share will not reflect a discount for the fact that we will have been externally managed, nor will it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The NAV per share also will not take into account estimated disposition costs and fees for real estate properties that are not held for sale, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, the impact of restrictions on the assumption of debt or swap breakage fees that may be incurred upon the termination of certain of our swaps prior to expiration.

Accordingly, with respect to our NAV per share which becomes our updated offering price, we can give no assurance that:

•	a stockholder would ultimately realize distributions per share equal to NAV per share upon a sale of our company;

•	our shares of common stock would trade at our NAV value per share on a national securities exchange;

•	a third party would offer our NAV per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock;

•	another independent third-party appraiser or third-party valuation firm would agree with our NAV per share; or

•	the methodology used to determine our NAV per share would be acceptable for compliance with ERISA reporting requirements.

The value of our shares will fluctuate over time in response to developments related to the capital raised during our offering stage, future investments, the performance of individual assets in our portfolio and the management of those assets and the real estate and finance markets. Our board of directors generally anticipates that the NAV per share will be determined in the first quarter of each year, calculated as of the immediately preceding December 31 commencing after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation.

In calculating NAV per share, our board of directors will estimate the value of our shares based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding. As a result, such NAV per share will be subject to the limitations discussed in the paragraph above.

The foregoing requirements of ERISA and the Internal Revenue Code are complex and subject to change. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding an investment in our shares.

DESCRIPTION OF SHARES

Our charter authorizes the issuance of 20,000,000 shares of capital stock, of which 10,000,000 shares are designated as common stock with a par value of $0.001 per share, and 10,000,000 are designated as preferred stock with a par value of $0.001 per share. In addition, our board of directors may amend our charter to increase or decrease the amount of our authorized shares without stockholder consent. As of the date of this offering circular, 2,426,552 shares of our common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a stockholder vote, including the election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of our outstanding shares of common stock can elect our entire board of directors. Unless applicable law requires otherwise, and except as our charter may provide with respect to any series of preferred stock that we may issue in the future, the holders of our common stock will possess exclusive voting power.

Holders of our common stock are entitled to receive such distributions as declared from time to time by our board of directors out of legally available funds, subject to any preferential rights of any preferred stock that we issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders. Holders of shares of our common stock do not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor do holders of our shares of common stock have any preference, conversion, exchange, sinking fund, or appraisal rights. Our shares of common stock, when purchased and paid for and issued in accordance with the terms of the offering circular, will be legally issued, fully paid and non-assessable.

Our board of directors has authorized the issuance of shares of our capital stock with electronic certificates in so-called “PDF” format. Information regarding restrictions on the transferability of our shares appear on our share certificates.

We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without approval of our common stockholders. Our board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval. A majority of our conflicts committee who do not have an interest in the transaction must approve any issuance of preferred stock. Our conflicts committee is authorized by our charter to consult with company counsel or independent counsel at our expense before deciding whether to approve the issuance of preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be DST Asset Manager Solutions, Inc. Our transfer agent will maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. We are not required to issue shares of our common stock in certificated form. Information regarding restrictions on the transferability of our shares appear on our share certificates, if any, or will be provided to stockholders in a written statement provided on request and without charge. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the record owner and the new owner deliver a properly executed stock transfer form to us, along with a fee to cover reasonable transfer costs, in an amount determined by our board of directors. We will provide the required form to any registered holder upon request.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, at least 30 days after delivery of our annual report. Special meetings of stockholders may be called only upon the request of a majority of our directors, a majority of our conflicts committee, our chief executive officer or upon the written request of common stockholders holding at least 10% of the votes entitled to be cast on any issue proposed to be considered at the special meeting. Upon receipt of a written request of common stockholders holding at least 10% of the votes entitled to be cast stating the purpose of the special meeting, our secretary, within ten days of receipt of such request, will provide all of our stockholders written notice of the meeting and the purpose of such meeting. The meeting must be held not less than 15 days nor more than 60 days after the distribution of the notice of the meeting. The presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast on any matter at any stockholder meeting constitutes a quorum. Unless otherwise provided by the Maryland General Corporation Law or our charter, the affirmative vote of a majority of all votes cast is necessary to take stockholder action. Under our charter, a majority of the shares entitled to vote and present in person or by proxy at a meeting of stockholders at which a quorum is present is required for the election of the directors at a meeting of stockholders called for that purpose. This means that, of the shares entitled to vote and present in person or by proxy, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to our board of directors. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected.

Our charter provides that the concurrence of our board is not required in order for the common stockholders to amend the charter, dissolve the corporation or remove directors. Without the approval of a majority of the shares of common stock entitled to vote on the matter, our board of directors may not:

•	amend the charter to adversely affect the rights, preferences and privileges of the common stockholders;

•	amend charter provisions relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions;

•	cause our liquidation or dissolution after our initial investment;

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause our merger or reorganization.

While our stockholders do not have the ability to vote to select or replace a new advisor, any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote on the election of directors at any meeting of stockholders called expressly for the purpose of removing a director.

Advance Notice for Stockholder Nominations for Directors and Proposals of New Business

In order for a stockholder to nominate a director or propose new business at the annual stockholders’ meeting, our bylaws generally require that the stockholder give notice of the nomination or proposal not less than 90 days prior to the first anniversary of the date of the mailing of the notice for the preceding year’s annual stockholders’ meeting, unless such nomination or proposal is made pursuant to the company’s notice of the meeting or by or at the direction of our board of directors. Our bylaws contain a similar notice requirement in connection with nominations for directors at a special meeting of stockholders called for the purpose of electing one or more directors. Failure to comply with the notice provisions will make stockholders unable to nominate directors or propose new business.

Restriction on Ownership of Shares

Ownership Limit

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Internal Revenue Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences shall not apply to any period prior to the second year for which we elect to be taxed as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, we cannot assure you that this prohibition will be effective.

To help ensure that we meet these tests, our charter prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of our aggregate outstanding shares unless exempted by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if our board receives evidence that ownership in excess of the limit will not jeopardize our REIT status. For purposes of this provision, we treat corporations, partnerships and other entities as single persons.

Any attempted transfer of our shares that, if effective, would result in a violation of our ownership limit or would result in our shares being owned by fewer than 100 persons will be null and void and will cause the number of shares causing the violation to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries. The prohibited transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer. We will designate a trustee of the trust that will not be affiliated with us or the prohibited transferee. We will also name one or more charitable organizations as a beneficiary of the share trust.

Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The prohibited transferee will not benefit economically from any of the shares held in trust, will not have any rights to dividends or distributions and will not have the right to vote or any other rights attributable to the shares held in the trust. The trustee will receive all dividends and distributions on the shares held in trust and will hold such dividends or distributions in trust for the benefit of the charitable beneficiary. The trustee may vote any shares held in trust.

Within 20 days of receiving notice from us that any of our shares have been transferred to the trust for the charitable beneficiary, the trustee will sell those shares to a person designated by the trustee whose ownership of the shares will not violate the above restrictions. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee and to the charitable beneficiary as follows. The prohibited transferee will receive the lesser of (i) the price paid by the prohibited transferee for the shares or, if the prohibited transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the prohibited transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the prohibited transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee.

Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions or who would have owned the shares that were transferred to any such trust must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT. The ownership limit does not apply to any underwriter in an offering of our shares or to a person or persons exempted from the ownership limit by our board of directors based upon appropriate assurances that our qualification as a REIT would not be jeopardized.

Within 30 days after the end of each taxable year, every owner of 5% or more of our outstanding capital stock will be asked to deliver to us a statement setting forth the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner shall also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit.

These restrictions could delay, defer or prevent a transaction or change in control of our company that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

Suitability Standards and Maximum Purchase Requirements

Federal securities laws require that purchasers of our common stock meet standards regarding (i) net worth or income and (ii) maximum purchase amounts. These standards are described above at Federal and State Law Exemptions and Purchase Restrictions immediately following the Table of Contents of this offering circular. Subsequent purchasers, i.e., potential purchasers of your shares, must also meet the net worth or income standards, and you may not transfer your shares in a manner that causes you or your transferee to own more than the number of shares permitted to meet the maximum purchase requirements, except for the following transfers without consideration: transfers by gift, transfers by inheritance, intrafamily transfers, family dissolutions, transfers to affiliates and transfers by operation of law. These suitability and maximum purchase requirements are applicable until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares. All sales must also comply with applicable state and federal securities laws.

Distributions

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions to our stockholders monthly in arrears; however, our board of directors may declare other periodic distributions as circumstances dictate. In order that stockholders may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

Going forward, we expect our board of directors to continue to declare cash distributions based on daily record dates and to pay these distributions on a monthly basis, and after our offering to continue to declare stock distributions based on a single record date as of the end of the month and to pay these distributions on a monthly basis. Cash distributions will be determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. Our board of directors has no pre-established percentage rate of return for stock distributions or cash distributions to stockholders. We have not established a minimum distribution or distribution level, and our charter does not require that we make distributions or distributions to our stockholders other than as necessary to meet IRS REIT qualification standards.

On May 19, 2018, we declared our first distribution to stockholders of record as of the close of business on each day of the period commencing on April 23, 2018 and ending on April 30, 2018. Since then, we have declared monthly distributions for stockholders of record as of the close of business for each day from May 1, 2018 through September 30, 2018. The distributions are payable to stockholders of record as of the close of business on each day of the distribution period.

Since cash flows from operating activities have not been sufficient to cover distributions during our offering stage, our former advisor agreed to defer fees totaling $159,208 and waive fees totaling $24,119 through June 30, 2019 to fund distributions and operating activities.

Distributions declared, distributions paid and cash flow used in operations were as follows for the period April 23, 2018 to June 30, 2019:

	Distributions	Distributions Declared Per	Cash distributions Paid(c)(d)		Cash Flows (Used in) Provided by Operating
Period	Declared	Share	Cash	Reinvested	Activities
January 1 to June 30, 2019 (a)	$279,006	$0.1500	$102,221	$161,569	$116,592
Total	$279,006	$0.1500	$102,221	$161,569	$116,592

April 23, 2018 to June 30, 2018	$7,272	$0.0567	$1,902	$5,370	$(63,990)
July 1 to December 31, 2018 (b)	173,868	0.1500	32,759	105,317	54,371
Total	$181,140	$0.2067	$34,661	$110,687	$(9,619)

(a)	Additional accrued distributions amounted to $15,216 as of June 30, 2019. The source of our distribution payments was our former advisor’s deferral of $72,355 of asset management fees, along with distributions received from our investments in unconsolidated entities totaling $185,681 for the period January 1, 2019 to June 30, 2019.

(b)	Distributions declared includes $35,767 of distributions for January which were declared on December 21, 2018. Accrued distributions payable totaled $35,792 as of December 31, 2018. The source of our distribution payments was our former advisor’s deferral of asset management and acquisition fees, along with distributions received from our investment in unconsolidated entities totaling $226,798 for the period May 1, 2018 to December 31, 2018.

(c)	Distributions are paid on a monthly basis. In general, distributions for record dates as of the end of a given month are paid on or about the 21st of the following month.

(d)	See details of distributions declared in the chart below.

The following chart details the distributions that we have declared since we commenced operations:

Distribution Period	Rate Per Share Per Day	Declaration Date	Payment Date (1)	Annualized Yield (2)
April 23-30 2018	$0.00083333	May 19, 2018	May 21, 2018	6.0%
May 1-31, 2018	$0.00080645	May 31, 2018	June 21, 2018	6.0%
June 1-30, 2018	$0.00083333	May 31, 2018	July 23, 2018	6.0%
July 1-31, 2018	$0.00080645	June 28, 2018	August 21, 2018	6.0%
August 1-31, 2018	$0.00080645	July 30, 2018	September 21, 2018	6.0%
September 1-30, 2018	$0.00083333	September 4, 2018	October 22, 2018	6.0%
October 1-31, 2018	$0.00080645	September 25, 2018	November 26, 2018	6.0%
November 1-30, 2018	$0.00083333	October 29, 2018	December 21, 2018	6.0%
December 1-31, 2018	$0.00080645	November 29, 2018	January 21, 2019	6.0%
January 1-31, 2019	$0.00080645	December 21, 2018	February 21, 2019	6.0%
February 1-28, 2019	$0.00089286	January 31, 2019	March 21, 2019	6.0%
March 1-31, 2019	$0.00080645	February 27, 2019	April 16, 2019	6.0%
April 1-30, 2019	$0.00082190	March 28, 2019	May 21, 2019	6.0%
May 1-31, 2019	$0.00082190	March 28, 2019	June 21, 2019	6.0%
June 1-30, 2019	$0.00082190	March 28, 2019	July 22, 2019	6.0%
July 1-31, 2019	$0.00081522	June 25, 2019	August 21, 2019	6.0%
August 1-31, 2019	$0.00081522	June 25, 2019	September 18, 2019	6.0%
September 1-30, 2019	$0.00081522	June 25, 2019	October 21, 2019	6.0%
October 1-31, 2019	$0.00080645	September 25, 2019	November 21, 2019	6.0%
November 1-30, 2019	$0.00083333	October 25, 2019	December 26, 2019 (3)	6.0%
December 1-31, 2019	$0.00080645	November 22, 2019	January 27, 2020 (3)	6.0%

(1)	Distributions are paid on a monthly basis. In general, distributions for record dates as of the end of a given month have paid on or about the 21st of the following month, however, future payment dates are subject to change.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $5.00 per share purchase price. While the board of directors is under no obligation to do so, each annualized basis return assumes that the board of directors would declare distributions in the future which are similar to the distributions for each period presented. There can be no assurance that the board of directors will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Expected payment date.

Generally, our policy is to pay distributions from operations. During our offering stage, when we raise capital more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not pay distributions solely from operations. Further, because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that, from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. In the past, our former advisor elected in its sole discretion to defer fees to which it was otherwise entitled to fund some or all of our distributions. If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Risk Factors.” Those factors include: our ability to continue to raise capital to make additional investments; the future operating performance of our current and future real estate investments in the existing real estate and financial environment; our advisor’s ability to identify additional real estate investments that are suitable to execute our investment objectives; the creditworthiness of our tenants; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on any variable rate debt obligations we incur; and the level of participation in our distribution reinvestment plan. In the event our cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed cash flow from operations, to the extent that the advisor defers payment of fees and reimbursements to which it is entitled.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year. See U.S. Federal Income Tax Considerations — Taxation of our REIT — Annual Distribution Requirements. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Distributions that you receive, including distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. Participants in our distribution reinvestment plan will also be treated for tax purposes as having received an additional distribution to the extent that they purchase shares under our distribution reinvestment plan at a discount to fair market value, if any. As a result, participants in our distribution reinvestment plan may have tax liability with respect to their share of our taxable income, but they will not receive cash distributions to pay such liability.

To the extent any portion of your distribution is not from current or accumulated earnings and profits, it will not be subject to tax immediately; it will be considered a return of capital for tax purposes and will reduce the tax basis of your investment (and potentially result in taxable gain upon your sale of the stock). Distributions that constitute a return of capital, in effect, defer a portion of your tax until your investment is sold or we are liquidated, at which time you will be taxed at capital gains rates. However, because each investor’s tax considerations are different, we suggest that you consult with your tax advisor.

Inspection of Books and Records

As a part of our books and records, we maintain at our principal office an alphabetical list of the names of our common stockholders, along with their addresses and telephone numbers and the number of shares of common stock held by each of them. We update this stockholder list at least quarterly and it is available for inspection at our principal office by a common stockholder or his or her designated agent upon request of the stockholder. We will also mail this list to any common stockholder within ten days of receipt of his or her request. We may impose a reasonable charge for expenses incurred in reproducing such list. Stockholders, however, may not sell or use this list for commercial purposes. The purposes for which stockholders may request this list include matters relating to their voting rights.

If our board of directors neglects or refuses to exhibit, produce or mail a copy of the stockholder list as requested, our board shall be liable to the common stockholder requesting the list for the costs, including attorneys’ fees, incurred by that stockholder for compelling the production of the stockholder list and any actual damages suffered by any common stockholder for the neglect or refusal to produce the list. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the stockholder list is not for a proper purpose but is instead for the purpose of securing such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to the affairs of our company. We may require that the stockholder requesting the stockholder list represent that the request is not for a commercial purpose unrelated to the stockholder’s interest in our company. The remedies provided by our charter to stockholders requesting copies of the stockholder list are in addition to, and do not in any way limit, other remedies available to stockholders under federal law, or the law of any state.

Business Combinations

Under the Maryland General Corporation Law, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combination” includes mergers, consolidations, share exchanges, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (i) any person who beneficially owns 10% or more of the voting power of the corporation’s shares or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of the corporation other than shares held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

None of these provisions of the Maryland General Corporation Law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. We have opted out of these provisions by resolution of our board of directors. However, our board of directors may, by resolution, opt in to the business combination statute in the future.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. “Control shares” are voting shares that, if aggregated with all other shares owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of control shares.

Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may repurchase any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights for control shares are considered and not approved.

If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,

•	a two-thirds vote requirement for removing a director,

•	a requirement that the number of directors be fixed only by vote of the directors,

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred, and

•	a majority requirement for the calling of a special meeting of stockholders.

We have added provisions to our charter that prohibit us, until such time that our shares of common stock are listed on a national securities exchange, from electing to be subject to the provisions under Subtitle 8. Through provisions in our bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directorships. Our bylaws may be amended by our stockholders or our board of directors.

Restrictions on Roll-Up Transactions

A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that is created or would survive after the successful completion of a Roll-up Transaction, which we refer to as a Roll-up Entity. This term does not include:

•	a transaction involving our securities that have been for at least 12 months listed on a national securities exchange; or

•	a transaction involving only our conversion into a trust or association if, as a consequence of the transaction, there will be no significant adverse change in the voting rights of our common stockholders, the term of our existence, the compensation to our advisor or our investment objectives.

In connection with any proposed Roll-up Transaction, an appraisal of all our assets will be obtained from a competent independent appraiser. Our assets will be appraised on a consistent basis, and the appraisal will be based on an evaluation of all relevant information and will indicate the value of our assets as of a date immediately preceding the announcement of the proposed Roll-up Transaction. If the appraisal will be included in an offering circular used to offer the securities of a Roll-Up Entity, the appraisal will be filed with the SEC and, if applicable, the states in which registration of such securities is sought, as an exhibit to the registration statement for the offering. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser will clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to our stockholders in connection with any proposed Roll-up Transaction.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to our common stockholders who vote “no” on the proposal the choice of:

(1)	accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or

(2)	one of the following:

(A)	remaining as common stockholders of us and preserving their interests in us on the same terms and conditions as existed previously; or

(B)	receiving cash in an amount equal to the stockholders’ pro rata share of the appraised value of our net assets. We are prohibited from participating in any proposed Roll-up Transaction:

•	that would result in our common stockholders having democracy rights in a Roll-up Entity that are less than those provided in our charter and bylaws with respect to the election and removal of directors and the other voting rights of our common stockholders, annual reports, annual and special meetings of common stockholders, the amendment of our charter and our dissolution;

•	that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or that would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares of common stock that such investor had held in us;

•	in which investors’ rights of access to the records of the Roll-up Entity would be less than those provided in our charter and described in the section of this offering circular entitled “Description of Shares — Meetings and Special Voting Requirements;” or

•	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction would not be approved by our common stockholders.

Distribution Reinvestment Plan

Pursuant to our distribution reinvestment plan, while our distribution reinvestment plan is in effect, you may elect to have your dividends and other distributions reinvested in additional shares of our common stock, in lieu of receiving cash distributions.

As of the date of this offering circular, our distribution reinvestment plan is temporarily suspended. Accordingly, beginning with distributions payable in September 2019, all distributions paid by us will be paid in cash until such time that our board of directors approves the reinstatement of the distribution reinvestment plan.

The following discussion summarizes the principal terms of this plan. Appendix B to this offering circular contains the full text of our distribution reinvestment plan.

Eligibility

All of our common stockholders are eligible to participate in our distribution reinvestment plan; however, we may elect to deny your participation in our distribution reinvestment plan if you reside in a jurisdiction or foreign country where, in our judgment, the burden or expense of compliance with applicable securities laws makes your participation impracticable or inadvisable.

At any time prior to the listing of our shares on a national stock exchange, you must cease participation in our distribution reinvestment plan if you no longer meet the suitability standards or cannot make the other investor representations set forth in the then-current offering circular or in the subscription agreement. Participants must agree to notify us promptly when they no longer meet these standards. See State Law Exemption and Purchase Restrictions (immediately following the Table of Contents) and the form of investment form and subscription agreement attached hereto as Appendix A.

Election to Participate

You may elect to participate in our distribution reinvestment plan by completing the subscription agreement, an enrollment form or another approved form available from us. Your participation in our distribution reinvestment plan will begin with the next distribution made after receipt of your enrollment form. You can choose to have all or a portion of your distributions reinvested through our distribution reinvestment plan. You may also change the percentage of your distributions that will be reinvested at any time by completing a new enrollment form or other form provided for that purpose. You must make any election to increase your level of participation through written notice to us.

Stock Purchases

Shares will be purchased under our distribution reinvestment plan on the distribution payment dates. Participants in the distribution reinvestment plan may purchase fractional shares so that 100% of the distributions will be used to acquire shares.

Participants in the distribution reinvestment plan will acquire our common stock at a price per share equal to the price to acquire a share of our common stock in the primary offering

Account Statements

You or your designee will receive a confirmation of your purchases under our distribution reinvestment plan no less than monthly. Your confirmation will disclose the following information:

•	each distribution reinvested for your account during the period;

•	the date of the reinvestment;

•	the number and price of the shares purchased by you; and

•	the total number of shares in your account.

Use of Proceeds

We expect to use the net proceeds from the sale of shares under our distribution reinvestment plan for general corporate purposes including, but not limited to, the following:

•	the repurchase of shares under our share repurchase program;

•	capital expenditures, tenant improvement costs and leasing costs related to our real estate properties;

•	reserves required by any financings of our real estate investments;

•	the acquisition of real estate investments; and

•	the repayment of debt.

We cannot predict with any certainty how much, if any, distribution reinvestment plan proceeds will be available for specific purposes.

Voting

You may vote all shares, including fractional shares that you acquire through our distribution reinvestment plan.

Tax Consequences of Participation

If you elect to participate in our distribution reinvestment plan and are subject to U.S. federal income taxation, you will incur a tax liability for distributions allocated to you even though you have elected not to receive the distributions in cash but rather to have the distributions withheld and reinvested pursuant to our distribution reinvestment plan. In addition, to the extent you purchase shares through our distribution reinvestment plan at a discount to their fair market value, you will be treated for tax purposes as receiving an additional distribution equal to the amount of the discount, if any. See U.S. Federal Income Tax Considerations — Taxation of Stockholders — Tax Consequences of Participation in Distribution Reinvestment Plan.

Termination of Participation

Once enrolled, you may continue to purchase shares under our distribution reinvestment plan until we have: sold all of the shares registered in this offering; terminated this offering; or terminated our distribution reinvestment plan. You may terminate your participation in our distribution reinvestment plan at any time by providing us with written notice. For your termination to be effective for a particular distribution, we must have received your notice of termination at least fourteen business days prior to the last business day of the month to which the distribution relates; provided that, if we publicly announce in a filing with the SEC a new offering price under the distribution reinvestment plan, then a participant shall have no less than two business days after the date of such announcement to notify us in writing of a participant’s termination of participation in the distribution reinvestment plan and the participant’s termination will be effective for the next date shares are purchased under the distribution reinvestment plan. Any transfer of your shares will effect a termination of the participation of those shares in our distribution reinvestment plan. We will terminate your participation in our distribution reinvestment plan to the extent that a reinvestment of your distributions would cause you to violate the ownership limit contained in our charter, unless you have obtained an exemption from the ownership limit from our board of directors.

Amendment or Termination of Plan

We may amend or terminate our distribution reinvestment plan for any reason at any time upon ten days’ notice to the participants. We may provide notice by including such information (a) in a current report or in a semi-annual report, all publicly filed with the SEC; or (b) in a separate mailing to the plan participants.

Share Repurchase Program

Our shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and we currently do not intend to list our shares. In order to provide our stockholders with some liquidity, we have adopted a share repurchase program that may enable you to sell your shares of common stock to us in limited circumstances. Stockholders may present for repurchase all or a portion of their shares to us in accordance with the procedures outlined herein. Shares must be held for 90 days after they have been issued to the applicable stockholder before we will accept requests for repurchase, except for shares acquired pursuant to our distribution reinvestment plan or our automatic investment program if the applicable stockholder has held their initial investment for at least 90 days. Upon such presentation, we may, subject to the conditions and limitations described below, repurchase the shares presented to us for cash to the extent we have sufficient funds available to us to fund such repurchase.

As of the date of this offering circular, our share repurchase program is temporarily suspended. The share repurchase program will remain suspended until such time as our board of directors, in its discretion, may approve the reinstatement of the share repurchase program.

Repurchase Price

The prices at which we will repurchase shares are as follows:

•	For those shares held by the stockholder for less than one year, 97% of the most recently published NAV or in the absence of a published NAV, $4.85 per share (which is equal to 97% of the $5.00 per share price in this offering);

•	For those shares held by the stockholder for at least one year but less than two years, 98% of the most recently published NAV or in the absence of a published NAV, $4.90 per share (which is equal to 98% of the $5.00 per share price in this offering);

•	For those shares held by the stockholder for at least two years but less than three years, 99% of the most recently published NAV or in the absence of a published NAV, $4.95 per share (which is equal to 99% of the $5.00 per share price in this offering); and

•	For those shares held by the stockholders for at least three years, 100% of the most recently published NAV, or in the absence of a published NAV, then $5.00 per share.

However, at any time we are engaged in an offering of shares, the price at which we will repurchase shares will never be greater than the applicable per-share offering price.

For purposes of determining the time period a stockholder has held each share, the time period begins as of the date the stockholder acquired the share. As described above, the shares owned by a stockholder may be repurchased at different prices depending on how long the stockholder has held each share submitted for repurchase, provided that the stockholder has held the shares for at least 90 days, except for shares acquired pursuant to our distribution reinvestment plan or automatic investment program if the applicable stockholder has held their initial investment for at least 90 days.

Further, in extenuating circumstances if the 90-day holding requirement described above would place an undue hardship on a stockholder, we reserve the right, in our sole discretion, to make exceptions to the 90-day holding requirement.

We will update our NAV per share on an annual basis commencing at the end of the calendar year after the first year that our board of directors has determined that our investment portfolio has sufficiently stabilized for a meaningful NAV calculation. In addition, we may update our NAV at any time between our annual calculations of NAV to reflect significant events that we have determined have had a material impact on NAV. We will report the NAV per share of our common stock (a) in a current report or in our annual or semi-annual reports, all publicly filed with the SEC, or (b) in a separate written notice to the stockholders. During our primary offering stage, we would also include this information in an offering circular supplement or post-effective amendment to the registration statement, as required under federal securities laws. We will also provide information about our NAV per share on our website (such information may be provided by means of a link to our public filings on the SEC’s website, www.sec.gov).

Limitations on Repurchase

There are several limitations on the number of shares we may repurchase under the share repurchase program:

•	To the extent our board of directors determines that we have sufficient available cash for redemptions, we intend to repurchase shares subject to the limit that, during any 12-month period net redemptions will not exceed 20% of the weighted-average number of shares outstanding during the prior 12 months.

•	We may not repurchase shares in an amount that would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

We may, but are not required to, use available cash not otherwise dedicated to a particular use to pay the repurchase price, including cash proceeds generated from the distribution reinvestment plan, securities offerings, operating cash flow not intended for distributions, borrowings and capital transactions, such as asset sales or refinancings. We cannot guarantee that we will have sufficient available cash to accommodate all repurchase requests made in any given month.

Procedures for Repurchase

Qualifying stockholders who desire to have their shares repurchased by us would have to give notice as provided on their personal on-line dashboard at www.brix-reit.com. No requests for repurchase under the share repurchase program will be accepted until 90 days after the shares have been issued to the applicable stockholder. You may also withdraw a previously made request to have your shares repurchased. Withdrawal request must also be received by our advisor at least three business days prior to the end of a month. We will repurchase shares on the third business day after the end of a month in which a request for repurchase was received and not withdrawn.

If, as a result of a request for repurchase, a stockholder will own less than 20 shares of our common stock, we reserve the right to repurchase all of the shares of common stock owned by such stockholder.

If we cannot repurchase all shares presented for repurchase in any month because of the limitations on repurchases set forth in our share repurchase program, then we will honor repurchase requests on a pro rata basis.

In addition, if we do not completely satisfy a repurchase request on a repurchase date because we did not receive the request in time, because of the limitations on repurchases set forth in our share repurchase program or because of a suspension of the program, then we will treat the unsatisfied portion of the repurchase request as a new request for repurchase, unless the repurchase request is withdrawn, and such new request will be subject to the same limitations and treated the same as all other new repurchase requests. Any stockholder can withdraw a repurchase request by sending written notice to the program administrator, provided such notice is received at least three business days before the end of the month.

Amendment, Suspension or Termination of Program and Notice

Our board of directors may amend, suspend or terminate the program without stockholder approval upon 30 days’ notice, if our directors believe such action is in our and our stockholders’ best interests, or if they determine the funds otherwise available to fund our share repurchase program are needed for other purposes. We may provide notice by including such information (a) in a current report or in our annual or semi-annual reports, all publicly filed with the SEC, or (b) in a separate written notice to the stockholders. During our primary offering stage, we would also include this information in an offering circular supplement or post-effective amendment to the registration statement, as required under federal securities laws.

The repurchase program shall immediately terminate, without further action by the board of directors or any notice to our stockholders, if our shares are approved for listing on any national securities exchange or included for quotation in a national securities market or a secondary trading market for our shares otherwise develops.

PLAN OF DISTRIBUTION

General

We are publicly offering a maximum of up to 7,336,560 shares of our common stock, currently priced at $5.00 per share, on a “best efforts” basis, with 6,896,560 shares being sold through the primary offering and 440,000 shares being sold through our distribution reinvestment plan. We intend to sell the shares to investors through North Capital, a registered broker-dealer and our dealer manager for this offering. We will offer our shares of common stock in this offering utilizing the Online Platform. Because this is a “best efforts” offering, North Capital must use only best efforts to sell the shares and has no firm commitment or obligation to purchase any of our shares. There is no minimum offering amount, and upon acceptance of subscriptions, we will immediately use the proceeds for the purposes described in this offering circular. We reserve the right to reallocate the shares offered between our primary offering and our distribution reinvestment plan.

Our board of directors will adjust the offering price of the shares annually to our new NAV per share commencing effective December 31 of the year after the first year that the board of directors has determined that our real estate properties portfolio has sufficiently stabilized for the purposes of a meaningful valuation. We may terminate this offering at any time, and we will provide that information in an offering circular supplement.

We expect to receive and communicate confidential information about individual investors and their accounts over the internet. We are responsible for the safety and confidentiality of customer information and investors’ funds. We take steps to safeguard customer data and customer assets and recognizes our responsibility to maintain the most current safety and security measures in keeping with internet and financial transaction standards.

Offering Period

This offering will terminate following the sale of the 7,336,560 maximum share amount; however, we may terminate this offering at any time.

Dealer Manager Compensation and Terms

North Capital is our dealer manager for this offering on a “best efforts” basis, which generally means that our dealer manager is required to use only its best efforts to sell the shares of our common stock and it has no firm commitment or obligation to purchase any of the shares of our common stock. In addition, we may sell shares of our common stock through registered investment advisors.

In connection with this offering, we will pay to North Capital an upfront monthly variable fee equal to 0.60% of the purchase price of each share of common stock sold in the primary offering. We will also pay an accountable $10,000 due diligence fee that is refundable to the extent it is not incurred. The monthly variable fee is an upfront fee with a maximum cap of $206,896.80, assuming the sale of 6,896,560 shares through the primary offering. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $2,500 and a monthly administrative fee of $500 for technology tools to facilitate the offering of securities. These technology fees are capped at $50,000 for any public offering. As required by the rules of FINRA, total underwriting compensation, including but not limited to expense reimbursements and non-cash compensation, will not exceed 10.0% of the gross offering proceeds from this offering.

Investors will not pay upfront selling commissions in connection with the purchase of our shares of common stock. All fees payable to North Capital will be paid by us. No dealer manager fee, selling commissions or other fees or expenses will be paid with respect to shares of our common stock sold through our distribution reinvestment plan. We also will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our common stock.

The table below shows the estimated maximum compensation payable to our dealer manager and estimated organization and offering expenses in connection with this offering, including the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA. To show the maximum amount of compensation that may be paid in connection with this offering, this table assumes that (i) we sell all of the shares of common stock offered by this this offering circular, (ii) no shares are sold pursuant to our distribution reinvestment plan, and (iii) the offering price per share remains $5.00.

Maximum Estimated Underwriting Fees and Expenses at Maximum Offering of $36,682,800

Type of Compensation and Expenses	Maximum Amount	Percentage of Primary Offering
Underwriting Fees and Expenses
Dealer manager fee (1)	$266,896	0.73%
Selling commissions (2)	$—	—%
Total underwriting costs	$266,896	0.73%

Organization and Offering Expenses (3)	$898,002	2.45%

(1)	For providing compliance services as the dealer manager for this offering North Capital will receive an upfront monthly variable fee equal to 0.60% of the purchase price of each share of common stock sold in the primary offering and a maximum cap of $206,896.80, assuming the sale of 6,896,560 shares through the primary offering. We will also pay an accountable $10,000 due diligence fee that is refundable to the extent it is not incurred. In addition, we will pay North Capital Investment Technology, the parent company of North Capital, an installation and set-up fee of $2,500 and a monthly administrative fee of $500 for technology tools to facilitate the offering of securities. These technology fees are capped at $50,000 for any public offering.

(2)	We will not pay selling commissions to broker-dealers in connection with this offering.

(3)	Effective October 28, 2019, we will pay all organization and offering expenses in connection with this offering for as long as we remain internally managed, including the payment of dealer manager fees to North Capital as described above. The organization and offering expense numbers shown above represent our estimates of expenses expected to be incurred in connection with this offering (other than dealer manager fees), including our actual legal, accounting, printing, marketing, advertising, filing fees, transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) all marketing related costs and expenses; (ii) personnel employed for the purpose of and in connection with the offering and to respond to inquiries from prospective stockholders (including salaries, payroll taxes, benefits and other related expenses); and (iii) facilities and technology costs, insurance expenses and other costs and expenses associated with this offering and marketing of our shares. The actual amount of organization and offering expenses we pay in connection with this offering will also vary based on the actual expenses we incur in connection with this offering. In no event may the total organization and offering expenses (including dealer manager fees) exceed 15% of the aggregate gross proceeds raised in this offering when terminated or completed.

We have agreed to indemnify our dealer manager against certain liabilities, including liabilities under the Securities Act or the Exchange Act, that arise out of material misstatements and omissions contained in this offering circular, other sales material used in connection with this offer or filings made to qualify this offering with individual states, any breaches by us of the dealer manager agreement between us and our dealer manager or any failure by us to comply with applicable FINRA and SEC rules. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

Subscription Procedures

You must initially purchase at least 20 shares of our common stock to participate in this offering. If you have satisfied the applicable minimum purchase requirement, there is no minimum purchase required to purchase additional shares in this offering, including pursuant to our distribution reinvestment plan. To purchase shares in this offering, you must complete and sign an investor form and subscription agreement (in the format attached to this offering circular as Appendix A) for a specific number of shares and pay for the shares at the time of your subscription. All of this can be done on-line at www.brix-reit.com, and we encourage you to do so. Alternatively, this process can be done manually. You should make your check payable to “BRIX REIT, Inc.”

Our dealer manager has the responsibility to make every reasonable effort to determine whether the investor is a U.S. Person and whether a purchase of shares of our common stock is appropriate for the investor and that the minimum income and net worth standards established for this offering are met. See State Law Exemption and Purchase Restrictions immediately following the Table of Contents. In making this determination, our dealer manager will rely on relevant information provided by the investors, including information as to the investor’s age, investment objectives, investment experience, income, net worth, financial situation, other investments, and other pertinent information. Each investor should be aware that our dealer manager will be responsible for determining suitability.

Subscriptions will be effective only upon North Capital’s review and acceptance, and we reserve the right to reject any subscription in whole or in part. Following North Capital’s approval of the subscription agreement, we will submit a subscriber(s) form of payment in compliance with Rule 15c2-4 of the Exchange act. A subscriber’s form of payment will be deposited within two business days following receipt into a segregated bank account for all investors’ funds. You will receive a confirmation of your purchase via email. We admit stockholders every business day.

We and our dealer manager will maintain the records used to determine that our shares are a suitable investment for you for at least six years. You have the right to rescind your purchase and receive a return of your investment without interest for up to five business days after your subscription was accepted. Investors who desire to purchase shares in this offering at regular intervals may be able to do so by electing to participate in the automatic investment program by completing an enrollment form on their personal dashboard at www.brix-reit.com. The minimum periodic investment is $50 per month. If you elect to participate in both the automatic investment program and our distribution reinvestment plan, distributions earned from shares purchased pursuant to the automatic investment program will automatically be reinvested pursuant to our distribution reinvestment plan. For a discussion of our distribution reinvestment plan, see Description of Shares — Distribution Reinvestment Plan and Appendix B.

You will receive a confirmation of your purchases under the automatic investment program monthly. The confirmation will disclose the following information:

•	the amount invested for your account during the period;

•	the date of the investment; and

•	the number and price of the shares purchased by you.

You may terminate your participation in the automatic investment program at any time by providing us with notice on your personal dashboard at www.brix-reit.com. If you elect to participate in the automatic investment program, you must agree that if at any time you fail to meet the applicable investor suitability standards or cannot make the other investor representations or warranties set forth in the then current offering circular or in the subscription agreement, you will promptly notify us in writing of that fact and your participation in the plan will terminate. See State Law Exemption and Purchase Restrictions immediately following the Table of Contents.

Purchases by Retirement Accounts

With respect to any custodial retirement account existing as of January 31, 2019 and held through a preferred custodian designated by us in our sole discretion that holds, and continues to hold, common stock in the amount of $100,000 or more (valued based on our then-current offering price per share) and for which dividends are reinvested in additional shares of common stock, we will pay all custodial fees charged by the independent custodian of such account.

State Law Exemption and Offerings to “Qualified Purchasers”

Our common stock is being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our common stock offered hereby are offered and sold only to “qualified purchasers” or at a time when our common stock are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our common stock is being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common stock does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

No Escrow

The proceeds of this offering will not be placed into an escrow account and we will accept subscription payments as received, at which time common stock will be issued and investors will become stockholders.

SUPPLEMENTAL SALES MATERIAL

In addition to this offering circular, we may utilize additional sales materials in connection with this offering, although only when accompanied by or preceded by the delivery of this offering circular, including, in the context of electronic sales materials, a hyperlink to the offering circular. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this offering circular. These supplemental sales materials may include:

•	“pay per click” advertisements on social media, and search engine internet websites

•	electronic correspondence transmitting the offering circular;

•	electronic brochures containing a summary description of this offering;

•	electronic fact sheets describing the general nature of our REIT and our investment objectives;

•	electronic flyers describing our recent acquisitions;

•	online investor presentations;

•	website material;

•	electronic media presentations;

•	any of the above in professionally printed format;

•	client seminars and seminar advertisements and invitations; and

•	third party industry-related article reprints.

All of the foregoing material will be prepared by us with the exception of the third-party article reprints. All sales materials will comply with applicable state laws and regulations. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares only by means of this offering circular. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in this offering circular, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this offering circular or the registration statement of which this offering circular is a part.

LEGAL MATTERS

The validity of the shares of our common stock being offered hereby has been passed upon for us Corporate Law Solutions, PC, Corona del Mar, CA.

EXPERTS

The consolidated financial statements of BRIX REIT, Inc. at December 31, 2018, and for the year then ended, included in BRIX REIT, Inc.’s Annual Report (Form 1-K) for the year ended December 31, 2018, have been audited by Squar Milner LLP, independent public accounting firm.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the offering statement, we will be subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. This offering statement is, and any of these future filings with the SEC will be, available to the public free of charge over the Internet at our website at www.brix-reit.com or through the SEC’s website at www.sec.gov. These filings are available promptly after we file them with, or furnish them to, the SEC.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

BRIX REIT, INC.
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626
(855) 742-4862
www.brix-reit.com

You can also submit your inquiries to us at info@brix-reit.com.

BRIX REIT, INC.

(Formerly Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc.)

INDEX TO FINANCIAL STATEMENTS

Audited:

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of

BRIX REIT, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of BRIX REIT, Inc., formerly known as Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc., which comprise the balance sheets as of December 31, 2018 and 2017 and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2018 and for the period from October 30, 2017 (Inception) through December 31, 2017, and the related notes to the financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BRIX REIT, Inc., formerly known as Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc., as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from October 30, 2017 (Inception) through December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

/S/ SQUAR MILNER LLP

Irvine, California

April 17, 2019, except as to Note 8, as to which the date is June 17, 2019

BRIX REIT, INC.

(Formerly Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc.)

Balance Sheets

	December 31
	2018	2017
Assets

Investment in unconsolidated entities (Note 3)	$5,708,314	$—
Cash and cash equivalents	872,262	1,000
Prepaid and other assets	5,554	—
Due from affiliates (Note 5)	51,698	—
Total assets	$6,637,828	$1,000

Liabilities and Stockholders’ Equity

Accounts payable, accrued and other liabilities	$70,808	$—
Due to affiliates (Note 5)	113,199	—
Share repurchases payable	35,074	—
Total liabilities	219,081	—

Commitments and contingencies (Note 6)

Redeemable common stock	35,923	—

Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2018 and 2017, respectively	—	—
Common stock, $0.001 par value, 10,000,000 shares authorized, 1,503,390 and 200 shares issued and outstanding as of December 31, 2018 and 2017, respectively	1,503	—
Additional paid-in capital, net	7,222,563	1,000
Cumulative distributions and net loss	(841,242)	—
Total stockholders’ equity	6,382,824	1,000
Total liabilities and stockholders’ equity	$6,637,828	$1,000

See accompanying notes to financial statements.

BRIX REIT, INC.

(Formerly Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc.)

Statements of Operations

For the Year Ended December 31, 2018 and For the Period From

October 30, 2017 (Inception) Through December 31, 2017

	Year Ended December 31, 2018	For the Period From October 30, 2017 (Inception) Through December 31, 2017
Expenses:
Fees to affiliates (Note5)	$86,853	$—
General and administrative	489,285	—
Interest expense	112,557	—
Total expenses	688,695	—
Less: Expenses reimbursed by Sponsor or affiliates (Note 5)	(295,190)	—
	(393,505)	—

Other expense (income), net:
Interest income	(240)	—
Loss from investments in unconsolidated entities	266,837	—
Other expense, net	266,597	—
Net loss	$(660,102)	$—

Net loss per share, basic and diluted	$(1.09)	$—

Weighted-average number of common shares outstanding, basic and diluted	607,031	—

See accompanying notes to financial statements.

BRIX REIT, INC.

(Formerly Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc.)

Statements of Stockholders’ Equity

For the Year Ended December 31, 2018 and For the Period From

October 30, 2017 (Inception) Through December 31, 2017

	Preferred Stock		Common Stock		Additional Paid-in	Cumulative Distributions	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	and Net Loss	Equity
Balance, October 30, 2017 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock	—	—	200	—	1,000	—	1,000
Balance, December 31, 2017	—	—	200	—	1,000	—	1,000
Issuance of common stock	—	—	1,520,013	1,520	7,598,539	—	7,600,059
Stock compensation expense	—	—	11,200	11	55,989	—	56,000
Offering costs	—	—	—	—	(225,768)	—	(225,768)
Reclassification to redeemable common stock	—	—	—	—	(70,997)	—	(70,997)
Repurchases of common stock	—	—	(28,022)	(28)	(136,200)	—	(136,228)
Distributions declared	—	—	—	—	—	(181,140)	(181,140)
Net loss	—	—	—	—	—	(660,102)	(660,102)
Balance, December 31, 2018	—	$—	1,503,391	$1,503	$7,222,563	$(841,242)	$6,382,824

See accompanying notes to financial statements.

BRIX REIT, INC.

(Formerly Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc.)

Statements of Cash Flows

For the Year Ended December 31, 2018 and For the Period From

October 30, 2017 (Inception) Through December 31, 2017

	Year Ended December 31, 2018	Period October 30, 2018 (Inception) Through December 31, 2017
Cash Flows from Operating Activities:
Net loss	$(660,102)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation expense	56,000
Amortization of deferred financing costs	15,946	—
Bad debt expense	20,285	—
Loss from investments in unconsolidated entities	266,837	—
Changes in operating assets and liabilities:
Distributions from investments in unconsolidated entities	226,798	—
Prepaid and other assets	(20,285)
Accounts payable, accrued and other liabilities	49,747	—
Due to affiliates, net	35,155	—
Net cash used in operating activities	(9,619)	—

Cash Flows from Investing Activities:
Investments in unconsolidated entities	(5,781,667)	—
Payment of acquisition fees to affiliates	(394,651)	—
Net cash used in investing activities	(6,176,318)	—

Cash Flows from Financing Activities:
Borrowings from unsecured credit facility	6,000,000	—
Repayments from unsecured credit facility	(6,000,000)	—
Payments of deferred financing costs	(21,500)	—
Proceeds from issuance of common stock	7,489,372	1,000
Payments of offering costs	(225,053)
Investors deposits	(14,731)	—
Repurchases of common stock	(136,228)	—
Distributions paid to common stockholders	(34,661)	—
Net cash provided by financing activities	7,057,199	1,000
Net increase in cash and cash equivalents	871,262	1,000
Cash and cash equivalents, beginning of period	1,000	—
Cash and cash equivalents, end of period	$872,262	$1,000

Supplemental Disclosure of Cash Flow Information:
Interest paid	$96,611	$—

Supplemental Schedule of Noncash Financing Activities:
Reclassifications to redeemable common stock	$70,997	$—
Distributions paid to common stockholders through common stock issuance pursuant to the dividend reinvestment plan	$110,687	$—
Share repurchases payable	$35,074	$—
Accrued distributions	$35,787	$—
Unpaid acquisition fee to affiliate	$19,631	$—

See accompanying notes to financial statements.

BRIX REIT, INC.

(Formerly Brix Student Housing REIT, Inc. and RW Holdings Student Housing REIT, Inc.)

Notes to Financial Statements

Note 1. Business and Organization

BRIX REIT, Inc. (the “Company”) was incorporated on October 30, 2017 under the laws of the State of Maryland. The Company was incorporated under the name RW Holdings Student Housing REIT, Inc., but changed its name to Brix Student Housing REIT, Inc. on March 16, 2018 and again on December 13, 2018 to its present name, BRIX REIT, Inc. The Company was originally formed primarily to invest in existing purpose-built student housing properties in proximity to major U.S. universities and colleges, as well as multi-family housing properties that meet its investment criteria. The change to its present name reflects the Company’s intention to make investments beyond student housing and other multi-tenant residential properties by expanding its investment criteria to include the following: (i) quick service restaurants; along with other casual dining concepts; (ii) convenience stores, which may or may not include a gas station component; (iii) fitness centers; and (iv) youth-oriented fixed income and equity security investments. The Company will make acquisitions of real estate investments directly or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of its advisor or other persons.

The Company’s overall objective is to invest in real estate assets with a long-term view towards making regular cash distributions and generating capital appreciation. The Company intends to qualify as a real estate investment trust for federal income tax purposes beginning with the taxable year ending December 31, 2018. It is externally managed by its advisor, Brix Student Housing Operator, LLC (the “Advisor”), which is wholly-owned by BrixInvest, LLC (the “Sponsor”).

The Company has the authority to issue 20,000,000 shares of stock, consisting of 10,000,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of preferred stock, $0.001 par value per share. The minimum investment is $5.00. On November 11, 2017, the Company filed an offering circular with the Securities and Exchange Commission (the “SEC”) pursuant to Regulation A under the Securities Act, also known as “Reg A+” to publicly offer 10,000,000 shares of its common stock for a price equal to $5.00 per share (the “Offering”). The Company obtained its notice of qualification from the SEC on April 16, 2018 and commenced selling shares of its common stock on April 23, 2018.

Through December 31, 2018, the Company had sold 1,520,013 shares of common stock in the Offering, including 22,138 shares of common stock sold under its distribution reinvestment plan for aggregate offering proceeds of $7,600,059.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC. The financial statements include all the accounts of the Company.

The financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. In the opinion of the Company’s management, the financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ materially from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”). The Company had no operations prior to January 1, 2018.

Based on the Company’s evaluation of contracts within the scope of ASU No. 2014-09, revenue that is impacted by ASU No. 2014-09 includes revenue generated by sales of real estate, other operating income and tenant reimbursements for substantial services earned at the Company’s properties. Such revenue is recognized when the services are provided and the performance obligations are satisfied. The Company’s adoption of ASU No. 2014-09 did not have a significant impact on its financial statements.

The Company will recognize rental income from tenants under operating leases on a straight-line basis over the noncancelable term of the lease when collectability of such amounts is reasonably assured. Recognition of rental income on a straight-line basis includes the effects of rental abatements, lease incentives and fixed and determinable increases in lease payments over the lease term. If the lease provides for tenant improvements, management of the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company.

When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that the tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

Tenant reimbursements of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred and presented gross if the Company is the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk. In instances where the operating lease agreement has an early termination option, the termination penalty is based on a predetermined termination fee or based on the unamortized tenant improvements and leasing commissions.

The Company will evaluate the collectability of rents and other receivables on a regular basis based on factors including, among others, payment history, credit rating, the asset type, and current economic conditions. If the Company’s evaluation of these factors indicates it may not recover the full value of the receivable, it will provide an allowance against the portion of the receivable that it estimates may not be recovered. This analysis requires the Company to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected.

In addition, with respect to tenants in bankruptcy, management will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt allowance for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Fair Value Measurements and Disclosures

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:

Level 1:	quoted prices in active markets for identical assets or liabilities;
Level 2:	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3:	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models, and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash and cash equivalent; prepaid and other assets; unsecured credit facility; accounts payable, accrued and other liabilities; share repurchase payable; due to affiliates and redeemable common stock: These balances approximate their fair values due to the short maturities of these items.

Unsecured credit facility: The fair value of the Company’s unsecured credit facility approximates its carrying value as the interest rates are variable and the balances approximate their fair values due to the short maturities of this facility.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company intends to mitigate this risk by depositing funds with major financial institutions; however, these cash balances could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.

Investments in Unconsolidated Entities

The Company accounts for investments that do not have a readily determinable fair value and over which the Company does not have the ability to exercise significant influence and has virtually no influence over operating and financial policies using the cost method of accounting. Under the cost method of accounting, distributions from the investments are recognized as distribution income when received to the extent they represent net accumulated earnings of the investee since the initial recognition of the investment. Distributions received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment as such distributions represent a return of investment. Cost method investments are evaluated on a quarterly basis to determine whether there are declines in fair value of the cost method investment which are determined to be other-than-temporary. Other-than-temporary declines in fair value are recognized as impairment charges through earnings.

The Company accounts for investments in entities over which it has the ability to exercise significant influence under the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and is subsequently adjusted to reflect the Company’s share of earnings or losses of the investee. The investment is also increased for additional amounts invested and decreased for any distributions received from the investee. Equity method investments are reviewed periodically for impairment whenever events or circumstances indicate that the carrying amount of the investment might not be recoverable. If an equity method investment is determined to be other-than-temporarily impaired, the investment is reduced to fair value and an impairment charge is recorded through earnings. See Note 3 for additional information.

Concentration of Risk

The Company currently maintains substantially all of its cash with a major financial institution. At times, the cash balances exceed the amount insured by the Federal Deposit Insurance Corporation, however, the Company believes it places cash balances with quality financial institutions that limits its credit risk.

The Company’s current investments are in student housing properties located in Iowa, Illinois, and Texas. Accordingly, there is a geographic concentration of risk dependent on these local economies and related university systems. Additionally, each of the Company’s investments held as of December 31, 2018, are with Arrimus Capital Advisor, LLC, , a Delaware limited liability company (“Arrimus”), a related party, or its affiliates and accordingly there is a concentration of risk associated with the management of these investments. As of December 31, 2018, the Company’s investment in ACA Stadium View Student Housing DST, further discussed in Note 3, was for $5,425,064, which approximated 81.5% of the Company’s total assets.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing and are presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability. These costs are amortized to interest expense over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. Unamortized deferred financing costs related to revolving credit facilities are reclassified as an asset in periods where there are no outstanding borrowings under the facility.

Distributions

The Company intends to elect to be treated as a REIT beginning with the taxable year ending December 31, 2018. In order to qualify as a REIT for federal income tax purposes, the Company must distribute at least 90% of its taxable income (excluding capital gains) to its stockholders and meet certain other requirements. The Company intends, although is not legally obligated, to continue to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibit the Company from doing so. Distributions are authorized at the discretion of the Company’s board of directors, which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

Declaration of Distributions

Subject to approval by the Company’s board of directors, the Company intends to make monthly distributions payable on the 21st day of the following month. Should the 21st day fall on a weekend, distributions are intended to be paid on the first business day thereafter. Please see Note 7 – Subsequent Events for information on distributions declared by the Company’s board of directors for the first six months of 2019.

Distribution Reinvestment Plan

The Company has adopted a Distribution Reinvestment Plan (“DRP”) through which common stockholders may elect to reinvest any amount up to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. Participants in the distribution reinvestment plan will acquire common stock at a price per share equal to the price to acquire a share of common stock in the Offering. The initial price per share in the Offering, and as of the date of these financial statements, is $5.00 per share. The price may be adjusted during the course of the Offering on an annual basis to equal the estimated Net Asset Value (“NAV”) per share commencing after the first year that our board of directors has determined that our real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which we anticipate will occur after we have owned greater than a 50% interest in a property, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months.

Related Party Transactions

The Company records all related party fees as incurred, subject to certain limitations described in the Company’s Advisory Agreement (see Note 5).

Redeemable Common Stock

The Company has adopted a share repurchase program (“SRP”) that enables stockholders to sell their stock to the Company in limited circumstances. The share repurchase price at any given time will equal the most recently published NAV (and if none, then $5.00 per share) less an administrative charge of 3% of the share repurchase price proceeds if the shares are owned for less than one year, 2% if the shares are owned less than two years but greater than one year, and 1% if the shares are owned for less than three years but greater than two years. There is no administrative charge for shares held for at least three years.

Stockholders who wish to have their shares repurchased through the SRP must notify the Company by three business days before the end of the month for their shares to be repurchased by the third business day of the following month. The SRP provides that share repurchases may be funded by (a) distribution reinvestment proceeds, (b) the prior or future sale of shares, (c) indebtedness, including a line of credit and traditional mortgage financing, and (d) asset sales.

Shares will be repurchased if, in the opinion of the Advisor, there are sufficient reserves with which to repurchase shares and at the same time maintain the then-current plan of operation. The board may amend, suspend or terminate the SRP upon 30 days’ notice to stockholders, provided that the Company may increase the funding available for the repurchase of shares pursuant to the SRP upon ten business days’ notice to the stockholders.

To the extent the board of directors determines that there is sufficient available cash for redemptions, the shares will be repurchased subject to the limit that, during any 12-month period, redemptions will not exceed 20% of the weighted-average number of shares of common stock outstanding during the prior 12 months. This limitation was increased from 5% of the weighted average number of shares of common stock outstanding effective March 28, 2019.

Income Taxes

The Company intends to elect to be taxed as a REIT for U.S. federal income tax purposes under Section 856 through 860 of the Internal Revenue Code of 1986, as amended, and intends to operate as such beginning with its taxable year ended December 31, 2018. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including meeting various tests regarding the nature of its assets and its income, the ownership of its outstanding stock and distribution of at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP).

As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying distributions to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company not has been assessed interest or penalties by any major tax jurisdictions.

Other Comprehensive Loss

For the year ended December 31, 2018, other comprehensive loss is the same as net loss.

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate held by investments in unconsolidated entities included in the notes to financial statements are presented on an unaudited basis.

Per Share Data

Basic earnings per share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock equals basic earnings per share of common stock, as there were no potentially dilutive securities outstanding during the year ended December 31, 2018.

Recent Accounting Pronouncements

New Accounting Standard Issued and Adopted

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows. ASU 2016-15 addresses certain issues where diversity in practice was identified. It amends existing guidance, which is principles based and often required judgment to determine the appropriate classification of cash flows as operation, investing or financing activities. In addition, ASU 2016-15 clarifies how the predominance principle should be applied when cash receipts and cash payment have aspects of more than one class of cash flows. On January 1, 2019, the Company adopted this standard in its entirety. The update allows for the election to classify distributions received from equity method investments based on either a cumulative earnings approach or a nature of distribution approach. The Company has elected the nature of the distribution approach, in which cash flows generated from the operations of an unconsolidated entity are classified as a return on investment (cash inflow from operating activities) and cash flows that were generated from property sales, debt financing or sales of the Company’s investments are classified as a return of investment (cash inflows from investing activities). The Company adopted this approach based on the information available to us to determine the nature of the underlying activity that generated the distributions from unconsolidated entities.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09, as amended, requires an entity to use a five-step model to determine when to recognize revenue from customer contracts in an effort to increase consistency and comparability throughout global capital markets and across industries. ASU 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry specific guidance throughout the Industry Topics of the Codification. This ASU requires an entity to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also to provide certain additional disclosures. The Company evaluated each of its revenue streams and their related accounting policies under ASU 2014-09. Rental income and tenant reimbursements earned from leasing the Company’s real estate properties are excluded from ASU 2014-09 and will be assessed with the adoption of the lease ASU as discussed below. The Company adopted ASU 2014-09 beginning January 1, 2018. The adoption of ASU 2014-09 did not have a material impact on the Company’s financial position or results of operations. However, future real estate sales contracts will qualify as sales to noncustomers. The Company adopted ASU 2016-02 effective January 1, 2019, which did not have a material impact on the Company’s financial position, results of operations or cash flows.

New Accounting Standard Recently Issued and Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The amendments in ASU 2016-02 change the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. Under ASU 2016-02, the accounting applied by a lessor is largely unchanged from that applied under Topic 840 leases. The large majority of operating leases shall remain classified as operating leases and lessors should continue to recognize rental income for those leases on a straight-line basis over the lease term. ASU 2016-02 may impact the timing, recognition, presentation and disclosures related to the Company’s tenant reimbursements earned from leasing its real estate properties, although the Company does not expect a significant impact. ASU 2016-02 is effective for the Company beginning January 1, 2019. The Company expects to adopt the practical expedients available for implementation under ASU 2016-02. By adopting the practical expedients, the Company will not be required to reassess (i) whether an expired or existing contract meets the definition of a lease and (ii) the lease classification at the adoption date for expired or existing leases. ASU 2016-02 will also require new disclosures within the notes to its financial statements. The Company adopted ASU 2016-02 effective January 1, 2019, which did not have a material impact on the Company’s financial position, results of operations or cash flows

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements (“ASU No. 2018-11”). ASU 2018-11 provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue recognition standard (Topic 606) and if certain conditions are met. Upon adoption of the lease accounting standard under Topic 842, the Company expects to adopt this practical expedient, specifically related to its tenant reimbursements which would otherwise be accounted for under the new revenue recognition standard. The Company believes the two conditions have been met for tenant reimbursements as 1) the timing and pattern of transfer of the nonlease components and associated lease components are the same and 2) the lease component would be classified as an operating lease. In addition, ASU No. 2018-11 provides an additional optional transition method to allow entities to apply the new lease accounting standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. An entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new lease accounting standard will continue to be reported under the current lease accounting standards of Topic 840. The Company adopted this transition method upon adoption of the lease accounting standard of Topic 842 on January 1, 2019, which did not have a material impact on the Company’s financial position, results of operations or cash flows.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework -`requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU 2016-02 is effective for the Company beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its financial statements.

In December 2018, the FASB issued ASU No. 2018- 20, Leases (Topic 842), Narrow-Scope Improvements for Lessors (“ASU No.2018-13”). ASU No. 2018-20 provides clarification for lessors when applying Topic 842. The areas of clarification include sales taxes and other similar taxes collected from lessees, treatment of certain lessor costs and recognition of variable payments for contracts with lease and nonlease components. The amendments in ASU No. 2018-20 affect the amendments in ASU No. 2016-02, which are not yet effective but can be early adopted. The effective date and transition requirements of ASU No. 2018-20 is January 1, 2019 for the Company. All entities are required to apply the amendments in ASU No. 2018-20 to all new and existing leases. The Company adopted ASU No. 2016-02 effective January 1, 2019, which did not have a material impact on the Company’s financial position, results of operations or cash flows.

Note 3. Investments in Unconsolidated Entities

The Company’s investments in unconsolidated entities as of December 31, 2018 are as follows:

Amount
ACA Stadium View Student Housing DST	$5,425,064
ACA Prado, LLC	77,250
ACA Illinois Tier 1 Student Housing DST	206,000
Total	$5,708,314

ACA Stadium View Student Housing DST (“ACA Stadium View”)

On April 23, 2018, the Company acquired its first student housing real estate investment through the acquisition of 5,929.9 non-voting, Class A Beneficial Interests in ACA Stadium View, a Delaware statutory trust formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company (“Stadium View Depositor”). The purchase price for the interests was $5,500,000, which constitutes an approximate 31.5598% interest in ACA Stadium View (see Note 5). Arrimus, the sole member of Stadium View Depositor, and Mr. Ray Wirta, the chairman of our board of directors, have a business relationship through which Mr. Wirta receives financial consideration. Mr. Wirta is also the father of one of Arrimus’ principals. Therefore, the acquisition of the interest in ACA Stadium View was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors.

ACA Stadium View owns a student housing development, known as “Stadium View Suites,” which is located at 1206, 1210, 1214, 1218, and 1222 South Fourth Street, Ames, Iowa, 50010 (the “Stadium View Property”). The unaudited implied value of the Stadium View Property in ACA Stadium View is $43,519,936 after excluding operating reserves of $490,064 and reflecting an existing mortgage loan in the amount of $25,220,000 (the “Loan”). The Company’s interest in the Stadium View Property is equivalent to $13,734,417. The Loan is approximately 58% of the Stadium View Property’s unaudited implied value. The Loan had a remaining term of approximately 9.5 years at the acquisition date, bears interest at the fixed rate of 3.95% per annum, with interest only payments for the remaining term and a principal balance balloon payment due at maturity. ACA Stadium View leases Stadium View Property through a master lease agreement to an operating entity which is the master tenant.

The master tenant rents the Stadium View Property to students who attend Iowa State University, a Big 12 Conference member, and consists of five 4-story apartment buildings and a maintenance facility building. The Stadium View Property has 197 two-, three-, and four-bedroom units with 518 individual tenant beds with average occupancy during the year ended December 31, 2018 of 95%, as reported in the annual report of the property by the property manager. Stadium View Property amenities include a clubhouse, fitness room, study and business lounge, game room, coffee bar, tanning bed, fire pit and barbeque grills. The student lease agreements are generally for a period of one year or less.

The Company has performed a consolidation analysis of its investment in ACA Stadium View in accordance with Accounting Standards Codification 810, Consolidation (Topic 810) as described in the “Variable Interest Entities” section. The Company has determined, as a result of its analysis, that it is not the primary beneficiary of its investment in ACA Stadium View, and therefore has not consolidated the entity. The Company has accounted for its investment under the equity method of accounting.

The breakdown of the Company’s investment in ACA Stadium View as of December 31, 2018 is as follows:

Purchase price	$5,500,000
Capitalized acquisition fee to Advisor	412,032
Capitalized legal fees	6,667
Share in loss from investment in unconsolidated entity	(266,837)
Distributions received from investment in unconsolidated entity	(226,798)
Total	$5,425,064

The following is summarized financial information for ACA Stadium View as of December 31, 2018 and for the period from April 23, 2018 to December 31, 2018:

December 31, 2018
Assets:
Real estate investments, net	$39,508,783
Cash and cash equivalents and restricted cash	607,911
Other assets	54,413
Total assets	$40,171,107

Liabilities:
Mortgage notes payable, net	$25,000,236
Other liabilities	712,450
Total liabilities	25,712,686
Total shareholders’ equity	14,458,421
Total liabilities and shareholders’ equity	$40,171,107

Period from April 23, 2018 to December 31, 2018
Total revenue	$1,783,067
Operating expenses:
Depreciation and amortization	1,447,257
Interest expense	700,100
Other expense	481,232
Total expenses	2,628,589
Net loss	$(845,522)

AC Prado, LLC (“AC Prado”)

On September 18, 2018, the Company invested $75,000 to acquire an approximate 0.5% interest in AC Prado, a limited liability company formed under the Delaware Limited Liability Company Act for the purpose of acquiring, operating, holding for long-term appreciation and ultimately selling certain improved real property located at 7114 UTSA Blvd, San Antonio, Texas, commonly known as Prado at University of Texas San Antonio (the “Prado Property”). Arrimus, a related party, is the managing member of AC Prado. Therefore, the acquisition of the interest in AC Prado was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company paid an acquisition fee $2,250 to the Advisor in accordance with the terms of its Advisory Agreement (see Note 5).

Management believes the Prado Property is a Class A student housing property located adjacent to University of Texas at San Antonio. It was built in 2014 and is comprised of 160 units (472 beds) within one four-story building with an attached parking garage. The dwelling units are fully furnished. The Prado Property has various amenities, including a modern clubhouse with media area, game room, coffee bar, community kitchen and study areas. Additionally, it has a 24-hour fitness center, a business center and luxury, resort-style pool with an outdoor grilling station and covered patio area.

The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on AC Prado.

ACA Illinois Tier 1 Student Housing DST (“ACA Illinois”)

On December 24, 2018, the Company invested $200,000 to acquire an approximate 1.0% interest in ACA Illinois, a Delaware statutory trust formed by ACA Illinois Tier 1 Depositor, LLC (“Illinois Depositor”). ACA Illinois acquired certain student housing development, commonly known as 212 East, located at 212 East Green Street, Champaign, Illinois, near the University of Illinois at Urbana-Champaign (the “212 East Property”) in September 2018. The unaudited implied value of the 212 East Property is $52,065,000 after including an existing mortgage loan of $29,900,000. The Company’s interest in the 212 East Property is equivalent to $512,038. Arrimus, a related party, is the sole member of Depositor. Therefore, the acquisition of the interest in ACA Illinois was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company incurred an acquisition fee of $6,000 payable to the Advisor in accordance with the terms of its Advisory Agreement (see Note 5).

Management believes the 212 East Property is a Class A student housing property located in the heart of the Campustown district. It was built in 2017 and is comprised of 110 units (428 beds) within one six-story building and offers 91 parking spaces in a garage that is restricted to resident and retail use. The dwelling units are fully furnished, including smart TVs in every bedroom and living room, in-unit washer and dryer, and full-size beds. The 212 East Property has various amenities, including a state-of-the-art fitness center; shared and private study rooms/lounges; a community lounge with billiards, TVs and a kitchenette; and an outdoor courtyard featuring a fire pit, grilling areas and hammocks. 212 residents also enjoy access to onsite retail space that includes a yoga studio and two restaurants.

The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on ACA Illinois.

Note 4. Unsecured Credit Facility

On March 30, 2018, the Company entered into a one-year credit agreement (the “Line of Credit”) with Pacific Mercantile Bank. Pursuant to the Line of Credit agreement, the Company was provided with a $6,000,000 credit facility with an interest rate equal to 1% over an independent index known as The Wall Street Journal Prime Rate as published in the Wall Street Journal, which had an initial rate of 5.75%. As of December 31, 2018, the interest rate was 6.50% per annum. Interest payments under this facility are due on the 30th day of each month. The Line of Credit, which was scheduled to mature on March 30, 2019, was extended to June 11, 2019 on March 4, 2019. Borrowings under the Line of Credit are personally guaranteed by Mr. Wirta, the Company’s Chairman of the board of directors and a manager of the Sponsor, and Mr. Hofer, the Company’s former Chief Executive Officer and a manager of the Sponsor; who were not compensated for providing such guarantees.

On April 17, 2018, the Company drew the full amount of the facility, which was used primarily to acquire an approximate 31.6% interest in ACA Stadium View (see Note 3). In connection with the credit agreement, the Company incurred $21,500 of deferred financing costs, which are being amortized over the term of the agreement and are included as a component of interest expense in the statement of operations. Pursuant to the terms of the Line of Credit, the Company is subject to certain loan covenants. The Company was in compliance with such covenants as of December 31, 2018.

As of December 31, 2018, the Company had no outstanding borrowings under the Line of Credit. Unamortized deferred financing costs under the Line of Credit as of December 31, 2018 amounted to $5,554 and presented under prepaid and other assets in the Company’s balance sheet. During the year ended December 31, 2018, the Company incurred interest expense of $112,557, which included $15,946 of amortization of deferred financing costs.

Note 5. Related Party Transactions

The Company pays the independent members of its board of directors for services rendered. The total amount paid was $56,000 for the year ended December 31, 2018, which the Company paid by issuing shares of the Company’s common stock to the directors in accordance with the terms of its director compensation program.

The Company’s first investment was an approximate 31.6% interest in ACA Stadium View, which was formed by Arrimus which is a related party as described in Note 3 above. Therefore, the acquisition of the Company’s 31.6% interest in the Trust was approved by the conflicts committee of the Company’s board of directors. This acquisition was also approved by the Company’s board of directors with Mr. Wirta recusing himself from voting.

The Company also invested an approximate 0.5% interest in AC Prado. AC Prado’s managing member, AC Prado Manager, LLC, a Delaware limited liability company, and Arrimus, a related party, are under common control and ownership. This acquisition was also approved by the Company’s board of directors with Mr. Wirta recusing himself from voting.

Furthermore, the Company invested an approximate 1.0% interest in ACA Illinois. Arrimus, a related party, is the sole member of Illinois Depositor. The acquisition of the interest in ACA Illinois was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board.

The Company has entered into an advisory agreement (the “Advisory Agreement”) with the Advisor and the Sponsor. The Advisory Agreement entitles the Advisor to specified fees upon the provision of certain services with regard to the investment of funds in real estate investments, the management of those investments, among other services, and the disposition of investments, as well as entitles the Advisor to reimbursement of organization and offering costs incurred by the Advisor or Sponsor on behalf of the Company, such as expenses related to the Offering, and certain costs incurred by the Advisor or Sponsor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. The Sponsor also serves as the sponsor and advisor for Rich Uncles Real Estate Investment Trust I (“REIT I”) and the sponsor of RW Holdings NNN REIT, Inc. (“NNN REIT”). During the year ended December 31, 2018, no business transactions occurred between the Company and REIT I, or NNN REIT, other than described below.

The costs incurred by the Company pursuant to the Advisory Agreement for the year ended December 31, 2018, as well as the related payable or receivable as of December 31, 2018 are included and summarized in the table below. The receivable and payable are presented in the balance sheets as “Due from affiliates” and “Due to affiliates.”

	Year Ended December 31, 2018	December 31, 2018		December 31, 2017
	Incurred	Receivable	Payable	Payable
Expensed:
Asset management fees (1)	$86,853	$—	$86,853	$—
Directors and officers’ insurance reimbursements (2)	3,487	39,418	—	—
Expense reimbursements from Sponsor (3)	(295,190)	12,280	—	—
Capitalized:
Acquisition fees (4)	420,282	—	25,631	—
Reimbursable organizational and offering expenses (5)	225,768	—	715	—
		$51,698	$113,199	$—

(1)	Included in fees to affiliates in the accompanying statements of operations. These fees have been deferred to support the monthly distributions during the start-up of operations. This amount is net of $28,779, which was waived.
(2)	The Sponsor adjusted the allocation of the cost of directors and officers’ insurance resulting in a refund to the Company which was paid after December 31, 2018.
(3)	Includes payroll costs related to Company employees that answer questions from prospective stockholders. See “Investor Relations Payroll Expense Reimbursement from Sponsor” below. The Sponsor has agreed to reimburse the Company for these investor relations payroll costs which the Sponsor considers to be offering expenses in accordance with the Advisory Agreement. The receivables related to these costs are reflected in “Due from affiliates” in the balance sheets.
(4)	The acquisition fee of $420,282 includes $142,035 which our Sponsor has agreed to defer to support distributions.
(5)	As of December 31, 2018, the Sponsor had incurred $1,471,872 of organizational and offering expenses on behalf of the Company. However, the Company is only obligated to reimburse the Sponsor to the extent of 3% of gross offering proceeds, which was $225,768 for the period ended December 31, 2018. The company had reimbursed the Sponsor for $225,053 as of December 31, 2018 and $715 was payable to the Sponsor and is reflected in “Due to affiliates” in the balance sheets.

The following summarizes all compensation and fees that the Company will pay the Advisor, Sponsor and their affiliates. The board of directors, including a majority of the conflicts committee (comprised of all of the Company’s independent directors), has the right to change the compensation arrangements with the Advisor or Sponsor in the future without the consent of the Company’s stockholders.

Organization and Offering Costs

The Company is obligated to reimburse the Sponsor or its affiliates for organizational and offering expenses (as defined in the Advisory Agreement) paid for by the Sponsor on behalf of the Company. The Company will reimburse the Sponsor for organizational and offering expenses up to 3.0% of gross offering proceeds. The Sponsor and affiliates will be responsible for any organizational and offering expenses to the extent they exceed 3.0% of gross offering proceeds. To the extent such organization and offering expenses are initially borne by the Company, the Sponsor will reimburse the Company for such expenses. Such expenses are then included in the organizational and offering expenses for which the Sponsor is entitled to reimbursement, subject to a maximum of 3.0% of gross offering proceeds. As of December 31, 2018, the Sponsor has incurred organizational and offering expenses in excess of 3.0% of the gross offering proceeds received by the Company. To the extent the Company has more gross offering proceeds from future stockholders, the Company will be obligated to reimburse the Sponsor. As the amount of future gross offering proceeds is uncertain, the amount the Company will be obligated to reimburse to the Sponsor is uncertain. As of December 31, 2018, the Company has reimbursed the Sponsor $225,053 in organizational and offering costs. The Company’s maximum liability for organizational and offering costs through December 31, 2018 was $225,768, of which $715 was payable as of December 31, 2018 and is included in “Due to affiliates” in the balance sheet.

Investor Relations Payroll Expense Reimbursement from Sponsor

The Company employs investor personnel that answer inquiries from potential investors regarding the Company and/or its Offering. The payroll expense associated with the investor relations personnel is reimbursed by the Sponsor. The Sponsor considers these payroll costs to be offering expenses. The payroll expense reimbursements from the Sponsor for the year ended December 31, 2018 were $295,190.

Acquisition Fee

The Company will pay the Advisor acquisition fees in the amount equal to 3.0% of the costs of each investment. The total of all acquisition fees and acquisition expenses shall be reasonable and shall not exceed 6.0% of the contract price of the property. However, a majority of the directors (including a majority of the conflicts committee) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company. For the year ended December 31, 2018, the Company incurred $420,282 of acquisition fees of which $6,000 was payable as of December 31, 2018.

Asset Management Fee

The Company will pay the Advisor and its affiliates asset management fees in the amount equal to 0.1% of the total investment value of the assets monthly. For purposes of this fee, “total investment value” means, for any period, the total of the aggregate book value of all of the Company’s assets, including assets invested, directly or indirectly, in properties, before deducting depreciation or bad debts or other similar non-cash items.

During the Company’s Offering stage, the Advisor may elect, in its sole discretion, to defer all or any portion of its monthly Asset Management Fee to support distributions. The total amount of asset management fees incurred during the year ended December 31, 2018 was $86,853, which was deferred. This amount excludes $28,779 of asset management fees which were waived. As a result, asset management fees payable at December 31, 2018 was $86,853, which was deferred and included in due to affiliate in the balance sheets.

Financing Coordination Fee

Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if the Advisor provides a significant amount of the services in connection with the financing or refinancing of any debt that the Company obtains relative to properties, the Company will pay the Advisor or its assignees a financing coordination fee equal to 1.0% of the amount of such financing.

Disposition Fee

For significant assistance in connection with the sale of properties, the Company will pay the Advisor or its affiliates an amount equal to 3.0% of the contract sales price of each property sold; provided, however, that if in connection with such disposition, commissions are paid to third parties unaffiliated with the Advisor or its affiliates, the disposition fees paid to the Advisor, its affiliates and unaffiliated third parties may not exceed 6.0% of the contract sales price.

Liquidation Fee

The Company will pay the Advisor a liquidation fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 30.0% of the increase in the resultant value per share compared to the Highest Prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the Preferred Return, pro-rated for the year in which the liquidation event occurs.

Operating Expenses

Unless the Company’s conflicts committee and directors make a finding, based on nonrecurring and unusual factors which they deem sufficient, that a higher level of expenses is justified for a period, the Company will not reimburse the Advisor and its affiliates for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (i) 2.0% of average invested assets or (ii) 25.0% of net income other than any additions to depreciation, bad debt or other similar noncash items and excluding any gain from the sale of assets for that period. In the event that annual operating expenses exceed these limits as of the end of a six-month calendar period (for the 12-months then ended) the directors must, within 60 days after the end of such six-month period, inform the stockholders of the factors the directors considered in arriving at the conclusion that such higher operating expenses were justified. If the directors do not determine the higher expenses were justified for the period, they must cause the Advisor, Sponsor and affiliates to reimburse the Company to the extent these limitations were exceeded. Additionally, the Company will not reimburse the Advisor, Sponsor and affiliates for personnel costs in connection with services for which any of them receives acquisition fees or disposition fees.

Subordinated Participation Fee

The Company will pay the Advisor or an affiliate a subordinated participation fee calculated as of December 31 of each year and paid (if at all) in the immediately following January. The subordinated participation fee is only due if the Preferred Return, as defined, is achieved and is equal to the sum of (using terms as defined in the Advisory Agreement):

(i)	30% of the product of (a) the difference of (x) the Preliminary NAV per share minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus

(ii)	30% of the product of: (a) the amount by which aggregate cash distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, exceed the Preferred Return, multiplied by (b) the weighted average number of shares outstanding for the annual period calculated on a monthly-basis.

Note 6. Commitments and Contingencies

Economic Dependency

The Company depends on the Sponsor and the Advisor for certain services that are essential to the Company, including the sale of the Company’s shares of common stock, the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Legal Matters

From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Other Information

As disclosed in the Company’s Offering Circular, the SEC is conducting a non-public fact-finding inquiry regarding REITs that are affiliated with the Sponsor. While the Company is not a formal named party in this inquiry, information has been provided by the Sponsor relating to the Company’s “testing the waters” announcements that were published prior to the commencement of its public stock offering. The SEC’s inquiry into the Sponsor’s REIT affiliates remains ongoing and, if asked, the Company intends to provide the SEC with requested information. The Company is unable to predict the likely outcome of the inquiry or determine whether such outcome will have any potential material impact on the Company.

Note 7. Subsequent Events through April 17, 2019

The Company evaluates subsequent events up until the date the financial statements are issued.

Distributions

Distributions subsequent to December 31, 2018 were as follows:

Distribution Period	Rate Per Share Per Day	Declaration Date	Payment Date
January 1-31	0.00080645	December 21, 2018	February 21, 2019
February 1-28	0.00089286	January 31, 2019	March 21, 2019
March 1-31	0.00080645	February 27, 2019	April 16, 2019
April 1-30	0.00082190	March 28, 2019	May 21, 2019 (1)
May 1-31	0.00082190	March 28, 2019	June 21, 2019 (1)
June 1-30	0.00082190	March 28, 2019	July 22, 2019 (1)

(1)	Expected payment date.

Offering Status

Through March 31, 2019, the Company had sold 1,968,005 shares of the Company’s common stock pursuant to the Offering for aggregate gross offering proceeds of $9,840,025, which included 39,865 shares of common stock sold under its SRP Offering for aggregate gross proceeds of $199,301. Excluded from the 1,968,005 shares of common stock were 200 shares of common stock purchased by the Sponsor before the Offering for an aggregate purchase price of $1,000.

On April 16, 2019, the Company temporarily suspended the Offering of its common stock and deferred any capital inflow until it announces its next target property acquisition, which is currently expected to occur within 30 days, and during which time an annual renewal filing of its offering circular will be submitted to the SEC for qualification.

Shareholder Repurchase Program

On March 28, 2019, the board of directors of the Company approved an amendment to the Company’s SRP Program that increased the limitation on the number of shares that the Company can repurchase from 5% of the weighted average number of shares of common stock outstanding during the prior calendar year to 20% of the weighted average number of shares of common stock outstanding during the prior 12 months.

Through March 31, 2019, the Company had repurchased 54,418 shares of common for $272,092.

Investment in Real Estate Entities

On March 15, 2019, the Company invested $132,000 to acquire an approximate 1.0% interest in AC Villas, LLC (“AC Villas”), an affiliate of Arrimus. AC Villas acquired a student housing development which is located at 800 West 26th Street, Austin, Texas, ¼ mile from the University of Texas campus (“Villas on 26th Property”). Arrimus, is a related party; therefore, the acquisition of the interest in ACA Villas was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors.

Villas on 26th Property is a Class A student housing property built in 2014 and is comprised of 49 units with three - to six - bed layouts (182 beds) within one five - story building with ample subterranean parking. The dwelling units are fully furnished, including Polk audio surround sound systems, Apple TVs and 60” flat screens in every living room, stainless steel appliances, full sized washer/dryers, wood flooring and walk-in closets. Villas on 26th Property has various amenities, including a 24-hour fitness center, live feed security cameras throughout and a large hot tub on the mezzanine level. Villas on 26th residents also enjoy access to nearby various retail spaces.

Subsequent to December 31, 2018, the Company received distributions from investees ACA Stadium View, ACA Prado and ACA Illinois of $120,618, $1,783 and $3,106, respectively.

Note 8. Events Subsequent to April 17, 2019

For the purpose of the inclusion of the accompanying financial statements in post qualification offering circular amendment no. 3, the Company evaluated subsequent events up until the date the financial statements were re-issued.

Offering Status

Through June 14, 2019, the Company had sold 2,115,147 shares of the Company’s common stock pursuant to the Offering for aggregate gross offering proceeds of $10,575,735, which included 46,892 shares of common stock sold under its SRP Offering for aggregate gross proceeds of $234,460. Excluded from the 2,115,147 shares of common stock were 200 shares of common stock purchased by the Sponsor before the Offering for an aggregate purchase price of $1,000.

Shareholder Repurchase Program

Since March 31, 2019 through June 14, 2019, the Company had repurchased 58,671 shares of common stock for $276,761.

Investment in Real Estate Entities

Since April 17, 2019 through June 17, 2019, the Company received distributions from investees ACA Stadium View, ACA Prado and ACA Illinois of $28,962, $1,313 and $923, respectively.

Property Acquisition

On May 13, 2019, the Company entered into an assignment and assumption agreement with NNN REIT whereby the Company assumed NNN REIT’s contract to purchase a retail property from an unaffiliated company On June 11, 2019, the Company completed the acquisition of the property, which is an approximately 36,000 sq. ft. retail property built in 2006 and located in Fort Worth, Texas. The property is leased to 24 Hour Fitness USA, Inc. for use as a fitness center and provides its members with access to a variety of fitness amenities including a cycling room, pro shop, kids club, basketball court, swimming pool, jacuzzi, sauna, steam room, aerobic studio, locker rooms, cardio equipment and a weightlifting area. The contract purchase price for the property was $12,375,000, which was funded with a mortgage loan (described below) of $6,187,500 secured by the property, $5,000,000 drawn under the Company’s unsecured line of credit (described below) and available cash on hand. The property’s double net lease has a base lease term which expires on March 31, 2027 and includes four five-year renewal options to extend the term of the lease. The property is expected to generate $7,629,410 in total rental revenue over the course of the base lease term. The seller of the property was not affiliated with the Company or its affiliates. The Company incurred an acquisition fee of $371,250 payable to its advisor in connection with this transaction.

In evaluating this property as a potential acquisition, including the determination of an appropriate purchase price to be paid for the property, the Company considered a variety of factors, including the condition and financial performance of the property, the terms of the existing lease and the creditworthiness of the tenant, property location, visibility and access, age of the property, physical condition and curb appeal, neighboring property uses, local market conditions, including vacancy rates, area demographics, including trade area population and average household income and neighborhood growth patterns and economic conditions. The Company does not currently have plans to incur any significant costs to renovate, improve or develop this property, and believes that the property is adequately insured.

Mortgage Financing

The Company financed a portion of the 24 Hour Fitness property acquisition described above with a five-year mortgage loan for $6,187,500 which was originated on June 11, 2019 and is secured by the property. The related note payable bears interest at a fixed rate of 4.95% per annum and is due on June 11, 2024. Pursuant to the terms of the mortgage loan agreement, the Company is subject to certain financial covenants. The Company was in compliance with such covenants as of June 14, 2019.

Unsecured Credit Facility

Effective April 30, 2019, the Company replaced its $6 million line of credit with Pacific Mercantile Bank and entered into a new business loan agreement with Pacific Mercantile Bank for a $5 million line of credit with an initial maturity date of June 11, 2019, which was extended to September 11, 2019 on June 11, 2019. The Company expects to further extend the maturity date of this line of credit prior to September 11, 2019. Under the terms of the related promissory note, borrowings under the line of credit bear interest at a floating rate of prime plus 1%, which is currently 6.5% per annum, with interest only payable monthly and the principal loan amount balloon payment due at maturity. Borrowings under the line of credit are personally guaranteed by Mr. Wirta, the Company’s chairman of the board and a manager of the Company’s sponsor; and he will not be compensated by the Company for providing such guarantee. The line of credit may be used for our business operations and on June 10, 2019, the Company borrowed the entire $5 million to fund a portion of the 24 Hour Fitness acquisition described above. Pursuant to the terms of the credit facility, the Company is subject to certain financial covenants. The Company was in compliance with such covenants as of June 14, 2019.

BRIX REIT, Inc.

Condensed Balance Sheets

(Unaudited)

	June 30,	December 31,
	2019	2018
Assets

Real estate investment:
Land	$2,964,202	$—
Building and improvements	8,818,811	—
Tenant origination and absorption costs	1,012,044	—
Total investment in real estate property	12,795,057	—
Accumulated depreciation and amortization	(19,094)	—
Total investment in real estate property, net	12,775,963	—
Investments in unconsolidated entities, net	5,463,511	5,708,314
Total real estate investments, net	18,239,474	5,708,314
Cash and cash equivalents	2,116,012	872,262
Tenant receivable	3,882	—
Prepaid and other assets	5,172	5,554
Due from affiliates (Note 6)	—	51,698
Total assets	$20,364,540	$6,637,828
Liabilities and Stockholders' Equity

Mortgage note payable, net	$6,054,996	$—
Unsecured credit facility, net	4,998,741	—
Accounts payable, accrued and other liabilities	164,067	70,808
Share repurchases payable	111,424	35,074
Due to affiliates (Note 6)	562,062	113,199
Total liabilities	11,891,290	219,081

Commitments and contingencies (Note 7)

Redeemable common stock	1,321,207	35,923

Stockholders' equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of June 30, 2019 and December 31, 2018	—	—
Common stock, $0.001 par value, 10,000,000 shares authorized, 2,104,143 and 1,503,390 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	2,104	1,503
Additional paid-in capital, net	8,772,227	7,222,563
Cumulative distributions and net losses	(1,622,288)	(841,242)
Total stockholders' equity	7,152,043	6,382,824
Total liabilities and stockholders' equity	$20,364,540	$6,637,828

See accompanying notes to condensed financial statements.

BRIX REIT, Inc.

Condensed Statements of Operations

(Unaudited)

	Six Months Ended June 30,
	2019	2018
Rental income	$54,302	$—

Expenses:
Fees to affiliates (Note 6)	72,355	31,482
General and administrative	367,697	101,695
Depreciation and amortization	19,094	—
Interest expense	42,836	59,604
Property expense	57	—
Total expenses	502,039	192,781
Less: Expenses reimbursed by Sponsor or affiliates (Note 6)	(139,691)	(67,430)
	362,348	125,351

Other expense (income), net:
Interest income	(1,088)	—
Loss from investments in unconsolidated entities	195,082	88,884
Other expense, net	193,994	88,884
Net loss	$(502,040)	$(214,235)

Net loss per share, basic and diluted	$(0.27)	$(1.61)

Weighted-average number of common shares outstanding, basic and diluted	1,860,924	132,691

Distributions declared per common share	$0.1500	$0.0567

See accompanying notes to condensed financial statements.

BRIX REIT, Inc.

Condensed Statements of Stockholders' Equity

Six Months Ended June 30, 2019 and 2018

(Unaudited)

					Additional	Cumulative	Total
	Preferred Stock		Common Stock		Paid-in	Distributions	Stockholders'
	Shares	Amount	Shares	Amount	Capital	and Net Loss	Equity
Balance, December 31, 2018	—	$—	1,503,390	$1,503	$7,222,563	$(841,242)	$6,382,824
Issuance of common stock	—	—	682,219	682	3,410,413	—	3,411,095
Stock compensation expense	—	—	3,600	4	17,996	—	18,000
Offering costs	—	—	—	—	(104,567)	—	(104,567)
Reclassification to redeemable common stock	—	—	—	—	(1,361,634)	—	(1,361,634)
Repurchases of common stock	—	—	(85,066)	(85)	(412,544)	—	(412,629)
Distributions declared	—	—	—	—	—	(279,006)	(279,006)
Net loss	—	—	—	—	—	(502,040)	(502,040)
Balance, June 30, 2019	—	$—	2,104,143	$2,104	$8,772,227	$(1,622,288)	$7,152,043

					Additional	Cumulative	Total
	Preferred Stock		Common Stock		Paid-in	Distributions	Stockholders'
	Shares	Amount	Shares	Amount	Capital	and Net Loss	Equity
Balance, December 31, 2017	—	$—	200	$—	$1,000	$—	$1,000
Issuance of common stock	—	—	606,725	606	3,033,018	—	3,033,624
Stock compensation expense	—	—	3,600	4	17,996	—	18,000
Offering costs	—	—	—	—	(91,009)	—	(91,009)
Reclassification to redeemable common stock	—	—	—	—	(33,033)	—	(33,033)
Repurchases of common stock	—	—	(12)	—	(58)	—	(58)
Distributions declared	—	—	—	—	—	(36,711)	(36,711)
Net loss	—	—	—	—	—	(214,235)	(214,235)
Balance, June 30, 2018	—	$—	610,513	$610	$2,927,914	$(250,946)	$2,677,578

See accompanying notes to condensed financial statements.

BRIX REIT, Inc.

Condensed Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2019	2018
Cash Flows from Operating Activities:
Net loss	$(502,040)	$(214,235)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	19,094	—
Stock compensation expense	18,000	18,000
Deferred rent	(3,882)	—
Amortization of deferred financing costs	8,668	4,688
Loss from investments in unconsolidated entities	195,082	88,884
Distributions from investments in unconsolidated entities	185,681	39,888
Changes in operating assets and liabilities:
Increase in tenant receivable and prepaid and other assets	(5,172)	(12,414)
Increase in accounts payable, accrued and other liabilities	77,108	6,200
Increase in due to affiliates, net	124,053	4,999
Net cash provided by (used in) operating activities	116,592	(63,990)

Cash Flows from Investing Activities:
Acquisition of real estate investment	(12,423,807)	—
Investments in unconsolidated entities	(132,000)	(5,506,667)
Payment of acquisition fees to affiliates	—	(392,402)
Net cash used in investing activities	(12,555,807)	(5,899,069)

Cash Flows from Financing Activities:
Proceeds from mortgage note payable	6,187,500	—
Borrowings from unsecured credit facility	5,000,000	6,000,000
Repayments from unsecured credit facility	—	(2,587,004)
Payments of deferred financing costs	(136,877)	(21,500)
Proceeds from issuance of common stock	3,249,526	3,028,254
Payments of offering costs to affiliate	(103,269)	(86,926)
Investors deposits	935	115,250
Repurchases of common stock	(412,629)	(58)
Distributions paid to common stockholders	(102,221)	(1,902)
Net cash provided by financing activities	13,682,965	6,446,114
Net increase in cash and cash equivalents	1,243,750	483,055
Cash and cash equivalents, beginning of period	872,262	1,000
Cash and cash equivalents, end of period	$2,116,012	$484,055

Supplemental Disclosure of Cash Flow Information:
Interest paid	$—	$62,996

Supplemental Schedule of Noncash Financing Activities:
Reclassifications to redeemable common stock	$1,361,634	$19,727
Increase in share repurchases payable	$76,350	$13,306
Distributions reinvested in common stock	$161,569	$5,370
Increase in accrued distributions payable	$15,216	$29,439

See accompanying notes to condensed financial statements.

BRIX REIT, Inc.

Notes to Condensed Financial Statements

(Unaudited)

Note 1. Business and Organization

BRIX REIT, Inc. (the "Company") was incorporated on October 30, 2017 under the laws of the State of Maryland. The Company was incorporated under the name RW Holdings Student Housing REIT, Inc., and changed its name to Brix Student Housing REIT, Inc. on March 16, 2018 and again on December 13, 2018 to its present name, BRIX REIT, Inc. The Company was originally formed primarily to invest in existing purpose-built student housing properties in proximity to major U.S. universities and colleges, as well as multi-family housing properties that meet its investment criteria. The change to its present name reflects the Company’s intention to make investments beyond student housing and other multi-tenant residential properties by expanding its investment criteria to include the following: (i) quick service restaurants; along with other casual dining concepts; (ii) convenience stores, which may or may not include a gas station component; (iii) fitness centers; and (iv) youth-oriented fixed income and equity security investments. The Company will make acquisitions of real estate investments directly or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of its advisor or other persons.

The Company’s overall objective is to invest in real estate assets with a long-term view towards making regular cash distributions and generating capital appreciation. The Company intends to qualify as a real estate investment trust for federal income tax purposes beginning with the taxable year ended December 31, 2018. It is externally managed by its advisor, Brix Student Housing Operator, LLC (the "Advisor"), which is wholly-owned by BrixInvest, LLC (the "Sponsor").

The Company has the authority to issue 20,000,000 shares of stock, consisting of 10,000,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of preferred stock, $0.001 par value per share. The minimum investment is $5.00. On November 11, 2017, the Company filed an offering circular with the Securities and Exchange Commission (the "SEC") pursuant to Regulation A under the Securities Act, also known as "Reg A+" to publicly offer 10,000,000 shares of its common stock for a price equal to $5.00 per share (the "Offering"). The Company obtained its notice of qualification from the SEC on April 16, 2018 and commenced selling shares of its common stock on April 23, 2018.

On April 16, 2019, the Company temporarily suspended the Offering of its common stock and deferred any capital inflow until the announcement of its next target property acquisition, during which time, an annual renewal filing of the Company's offering circular was submitted to the SEC for qualification. Following the Company’s acquisition of the 24 Hour Fitness property on June 11, 2019, the annual renewal of the Company's Offering Statement on Form 1-A was qualified by the SEC on June 18, 2019. The Company reopened its Regulation A-Tier 2 common stock offering on June 19, 2019.

The Company's Sponsor recently announced that they have entered into a contribution agreement with RW Holdings NNN REIT, Inc. ("NNN REIT") whereby its Sponsor would contribute substantially all of its assets to NNN REIT's Operating Partnership ("NNN OP"), including the Company's Advisor and the advisory agreement the Company has entered into with its Advisor. Concurrent with NNN REIT’s suspension of its offering, and given the pendency of the NNN REIT self-management transaction, the Company has also chosen to suspend its offering as the Company assesses its external advisor options, which could include negotiating a new advisory agreement or continuing with its existing Advisor. After the Company concludes its assessment of the various options, the Company will update its SEC filings to report the determination of the Company's board of directors.

On September 20, 2019, the Company filed a Form 1-U dated September 19, 2019 announcing that effective on the close of business on September 18, 2019 the Company temporarily suspended the Offering of its common stock and will defer any capital inflows until the Company announces a decision with regard to the retention of an external advisor. The Company also announced that its distribution reinvestment plan ("DRP") has been temporarily suspended and during the suspension all future distributions shall be paid to the Company’s stockholders in cash. In addition, the share repurchase program ("SRP") will be temporarily suspended effective on October 19, 2019. The Offering, DRP and SRP will remain suspended until such time, if any, as the board of directors, in its discretion, may approve their reinstatement, at which time stockholders enrolled in the DRP will again automatically purchase shares pursuant to such program and will again be eligible to participate in the SRP, unless otherwise determined by the Company’s board of directors.

On March 28, 2019, the board of directors of the Company approved an amendment to the Company’s SRP that increased the limitation on the number of shares that the Company can repurchase from 5% of the weighted average number of shares of common stock outstanding during the prior calendar year to 20% of the weighted average number of shares of common stock outstanding during the prior 12 months.

Through June 30, 2019, the Company had sold 2,202,232 shares of common stock in the Offering, including 54,452 shares of common stock sold under its distribution reinvestment plan for aggregate offering proceeds of $11,011,159.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") for interim financial statements and the rules and regulations of the SEC. The financial statements include all the accounts of the Company. Accordingly, they do not contain all information and footnotes required by GAAP for annual financial statements pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. Such unaudited condensed financial statements and accompanying notes are the representations of the Company’s management, which is responsible for their integrity and objectivity. These unaudited condensed financial statements should be read in conjunction with the December 31, 2018 audited financial statements included in the Company’s Form 1-K filed with the SEC on April 29, 2019.

The accompanying unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which are normal and recurring, necessary to fairly state its financial position, results of operations and cash flows. The December 31, 2018 condensed balance sheet included herein was derived from the audited financial statements but does not include all disclosures or notes required by GAAP for complete financial statements.

Use of Estimates

The preparation of the condensed financial statements and accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU No. 2014-09"). The Company had no operations prior to January 1, 2018.

Based on the Company’s evaluation of contracts within the scope of ASU No. 2014-09, revenue that is impacted by ASU No. 2014-09 includes revenue generated by sales of real estate, other operating income and tenant reimbursements for substantial services earned at the Company’s properties. Such revenue is recognized when the services are provided and the performance obligations are satisfied. The Company’s adoption of ASU No. 2014-09 did not have a significant impact on its financial statements.

The Company will recognize rental income from tenants under operating leases on a straight-line basis over the noncancelable term of the lease when collectability of such amounts is reasonably assured. Recognition of rental income on a straight-line basis includes the effects of rental abatements, lease incentives and fixed and determinable increases in lease payments over the lease term. If the lease provides for tenant improvements, management of the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company.

When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that the tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

Tenant reimbursements of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred and presented gross if the Company is the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk. In instances where the operating lease agreement has an early termination option, the termination penalty is based on a predetermined termination fee or based on the unamortized tenant improvements and leasing commissions.

The Company will evaluate the collectability of rents and other receivables on a regular basis based on factors including, among others, payment history, credit rating, the asset type, and current economic conditions. If the Company’s evaluation of these factors indicates it may not recover the full value of the receivable, it will provide an allowance against the portion of the receivable that it estimates may not be recovered. This analysis requires the Company to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected.

In addition, with respect to tenants in bankruptcy, management will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt allowance for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Fair Value Measurements and Disclosures

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models, and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash and cash equivalents; tenant receivable, prepaid and other assets; accounts payable, accrued and other liabilities; share repurchases payable; due to/from affiliates and redeemable common stock: These balances approximate their fair values due to the short maturities of these items.

Mortgage Note Payable: The fair value of the Company’s mortgage note payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

Unsecured credit facility: The fair value of the Company’s unsecured credit facility approximates its carrying value as the interest rates are variable and the balances approximate their fair values due to the short maturities of this facility.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company intends to mitigate this risk by depositing funds with major financial institutions; however, these cash balances could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.

Real Estate Investment

Real Estate Acquisition Valuation

The Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under both methods, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. The acquisition during the six months ended June 30, 2019 was treated as asset acquisition. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred. The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining term of the respective lease.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. Therefore, the Company classifies these inputs as Level 3 inputs. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and depreciated or amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. Significant replacements and betterments are capitalized. The Company anticipates the estimated useful life of its real estate property to be as follows:

Building, Improvements and Intangibles	Estimated Useful Life
Building	40 years
Site improvement	Shorter of 10 years or remaining lease term
Tenant improvement	Shorter of 8 years or remaining lease term
Tenant origination and absorption costs, and above-/below-market lease intangible	Shorter of 8 years or remaining lease term

Impairment of Real Estate and Related Intangible Assets

The Company monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset.

Investments in Unconsolidated Entities

The Company accounts for investments that do not have a readily determinable fair value and over which the Company does not have the ability to exercise significant influence and has virtually no influence over operating and financial policies using the cost method of accounting. Under the cost method of accounting, distributions from the investments are recognized as distribution income when received to the extent they represent net accumulated earnings of the investee since the initial recognition of the investment. Distributions received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment as such distributions represent a return of investment. Cost method investments are evaluated on a semi-annual basis to determine whether there are declines in fair value of the cost method investment which are determined to be other-than-temporary. Other-than-temporary declines in fair value are recognized as impairment charges through earnings.

The Company accounts for investments in entities over which it has the ability to exercise significant influence under the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and is subsequently adjusted to reflect the Company’s share of earnings or losses of the investee. The investment is also increased for additional amounts invested and decreased for any distributions received from the investee. Equity method investments are reviewed periodically for impairment whenever events or circumstances indicate that the carrying amount of the investment might not be recoverable. If an equity method investment is determined to be other-than-temporarily impaired, the investment is reduced to fair value and an impairment charge is recorded through earnings.

Concentration of Risk

The Company currently maintains substantially all of its cash with a major financial institution. At times, the cash balances exceed the amount insured by the Federal Deposit Insurance Corporation, however, the Company believes it places cash balances with quality financial institutions that limits its credit risk.

The Company’s current investments include a 24 Hour Fitness property located in Texas and student housing properties located in Iowa, Illinois, and in Austin and San Antonio, Texas. Accordingly, there is a geographic concentration of risk dependent on these local economies and related university systems. Additionally, each of the Company’s student housing investments held as of June 30, 2019, are with Arrimus Capital Advisor, LLC, , a Delaware limited liability company ("Arrimus"), a related party, or its affiliates and accordingly there is a concentration of risk associated with the management of these investments. As of June 30, 2019, the Company’s net investments in the 24 Hour Fitness property and in ACA Stadium View Student Housing DST, as further discussed in Notes 3 and 4, respectively, were for $12,775,963 and $5,044,301, which aggregate approximately 87.5% of the Company’s total assets.

Distributions

The Company intends to elect to be treated as a REIT beginning with the taxable year ended December 31, 2018. In order to qualify as a REIT for federal income tax purposes, the Company must distribute at least 90% of its taxable income (excluding capital gains) to its stockholders and meet certain other requirements. The Company intends, although is not legally obligated, to continue to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibit the Company from doing so. Distributions are authorized at the discretion of the Company’s board of directors, which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

Distribution Reinvestment Plan

The Company has adopted a Distribution Reinvestment Plan ("DRP") through which common stockholders may elect to reinvest any amount up to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. Participants in the distribution reinvestment plan will acquire common stock at a price per share equal to the price to acquire a share of common stock in the Offering. The initial price per share in the Offering, and as of the date of these financial statements, is $5.00 per share. The price may be adjusted during the course of the Offering on an annual basis to equal the estimated Net Asset Value ("NAV") per share commencing after the first year that the Company's board of directors has determined that its real estate portfolio has sufficiently stabilized for the purposes of a meaningful valuation, which the Company anticipates will occur after it has owned greater than a 50% interest in a property, directly or indirectly through a joint venture or other investment vehicle, for a period of 12 months.

Related Party Transactions

The Company records all related party fees as incurred, subject to certain limitations described in the Company’s Advisory Agreement (see Note 6).

Redeemable Common Stock

The Company has adopted a SRP that enables stockholders to sell their stock to the Company in limited circumstances. The share repurchase price at any given time will equal the most recently published NAV (and if none, then $5.00 per share) less an administrative charge of 3% of the share repurchase price proceeds if the shares are owned for less than one year, 2% if the shares are owned less than two years but greater than one year, and 1% if the shares are owned for less than three years but greater than two years. There is no administrative charge for shares held for at least three years.

Stockholders who wish to have their shares repurchased through the SRP must notify the Company by three business days before the end of the month for their shares to be repurchased by the third business day of the following month. The SRP provides that share repurchases may be funded by (a) distribution reinvestment proceeds, (b) the prior or future sale of shares, (c) indebtedness, including a line of credit and traditional mortgage financing, and (d) asset sales.

Shares will be repurchased if, in the opinion of the Advisor, there are sufficient reserves with which to repurchase shares and at the same time maintain the then-current plan of operation. The board may amend, suspend or terminate the SRP upon 30 days’ notice to stockholders, provided that the Company may increase the funding available for the repurchase of shares pursuant to the SRP upon ten business days’ notice to the stockholders.

To the extent the board of directors determines that there is sufficient available cash for redemptions, the shares will be repurchased subject to the limit that, during any 12-month period, redemptions will not exceed 20% of the weighted-average number of shares of common stock outstanding during the prior 12 months. This limitation was increased from 5% of the weighted average number of shares of common stock outstanding effective March 28, 2019.

Income Taxes

The Company intends to elect to be taxed as a REIT for U.S. federal income tax purposes under Section 856 through 860 of the Internal Revenue Code of 1986, as amended, and intends to operate as such beginning with its taxable year ended December 31, 2018. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including meeting various tests regarding the nature of its assets and its income, the ownership of its outstanding stock and distribution of at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP).

As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying distributions to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company not has been assessed interest or penalties by any major tax jurisdictions.

Other Comprehensive Loss

For the six months ended June 30, 2019 and 2018, other comprehensive loss is the same as net loss.

Per Share Data

Basic earnings per share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock equals basic earnings per share of common stock, as there were no potentially dilutive securities outstanding during the six months ended June 30, 2019 and 2018.

Recent Accounting Pronouncements

New Accounting Standard Issued and Adopted

Effective January 1, 2019, the Company adopted Financial Accounting Standards Board ("FASB") ASU No. 2016-02 "Leases (Topic 842)" and the related FASB ASU Nos. 2018-10, 2018-11, 2018-20 and 2019-01, which provide practical expedients, technical corrections and improvements for certain aspects of ASU 2016-02, on a modified retrospective basis (collectively "Topic 842"). Topic 842 establishes a single comprehensive model for entities to use in accounting for leases and supersedes the previously existing leasing guidance. Topic 842 applies to all entities that enter into leases. Lessees are required to report assets and liabilities that arise from leases. Lessor accounting has largely remained unchanged; however, certain refinements were made to conform with revenue recognition guidance, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. The Company currently does not have any exposure to Topic 842 from the perspective of a lessee as the operating lease is borne by the Sponsor. The Company's exposure to Topic 842 is primarily as a lessor. The Company has elected to apply the applicable practical expedients provided by Topic 842.

Lessor Accounting

As a lessor, the Company’s lease with a tenant generally provides for the lease of real estate property, as well as common area maintenance, property taxes and other recoverable costs. Under Topic 842, the lease of space is considered a lease component while the common area maintenance, property taxes and other recoverable costs billings are considered nonlease components, which fall under revenue recognition guidance in Topic 606. However, upon adopting the guidance in Topic 842, the Company determined that its tenant leases met the criteria to apply the practical expedient provided by ASU 2018-11 to recognize the lease and non-lease components together as one single component. This conclusion was based on the consideration that 1) the timing and pattern of transfer of the nonlease components and associated lease component are the same, and 2) the lease component, if accounted for separately, would be classified as an operating lease. As the lease of property is the predominant component of the Company’s leasing arrangement, the Company accounted for the lease and nonlease components as one-single component under Topic 842. As a result, the adoption of Topic 842 did not have any impact on the Company’s timing or pattern of recognition of rental revenues as compared to previous guidance. To reflect recognition as one lease component, rental income and tenant reimbursements and other lease related property income that meet the requirements of the practical expedient provided by ASU 2018-11 have been combined under rental income subsequent to the adoption of Topic 842 for the six months ended June 30, 2019 in the Company’s condensed statements of operations. For the six months period ended June 30, 2019, tenant reimbursements included in rental income amounted to $3,947. For the six months ended June 30, 2018, the Company did not own any real estate investment property.

Leasing Costs

Under Topic 842, initial direct costs for both lessees and lessors would include only those costs that are incremental to the arrangement and would not have been incurred if the lease had not been obtained. As a result, the Company will charge to expense internal leasing costs and third-party legal leasing costs as incurred. These expenses will be included in legal leasing costs under general and administrative expenses in the Company's condensed statements of operations. During the six months ended June 30, 2019, the Company did not incur any indirect leasing costs.

Allowances for Tenant and Deferred Rent Receivables

Upon the adoption of Topic 842 on January 1, 2019, the Company’s determination of the adequacy of its allowances for tenant receivables includes a binary assessment of whether or not the amounts due under a tenant’s lease agreement are probable of collection. For such amounts that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For such amounts that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination. In addition, for tenant and deferred rent receivables deemed probable of collection the Company also may record an allowance under other authoritative GAAP depending upon the Company’s evaluation of the individual receivables, specific credit enhancements, current economic conditions, and other relevant factors. Such allowances are recorded as increases or decreases through rental income in the Company’s condensed statements of operations.

New Accounting Standard Recently Issued and Not Yet Adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU 2018-13 is effective for the Company beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its financial statements.

Note 3. Real Estate Investment, Net

The following table provides summary information regarding the Company’s real estate investment portfolio as of June 30, 2019:

Property	Location	Acquisition Date	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
24 Hour Fitness	Forth Worth, TX	6/11/2019	Retail	$11,783,013	$1,012,044	$(19,094)	$12,775,963

Current Year Acquisition:

During the six months ended June 30, 2019, the Company acquired the following property:

Property	Acquisition Date	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Total
24 Hour Fitness	6/11/2019	$2,964,202	$8,818,811	$1,012,044	$12,795,057
Purchase price					$12,375,000
Acquisition and closing costs					420,057
Acquisition fee to affiliate (see Note 6)					(371,250)
Acquisition of real estate investment before financing					$12,423,807

Capitalized acquisition fee payable to the Advisor for the 24 Hour Fitness property acquired during the six months ended June 30, 2019 is as follows:

Property	Amount
24 Hour Fitness	$371,250

The non-cancelable lease terms of the properties acquired during the six months ended June 30, 2019 are as follows:

Property	Lease Expiration
24 Hour Fitness	3/31/2027

The purchase price allocations reflected in the condensed financial statements are based upon estimates and assumptions at the time of acquisition that are subject to change which may impact the fair value of the assets and liabilities above (including real estate investments, other assets and accrued liabilities).

During the six months ended June 30, 2019, the Company recognized $54,302 of total revenue related to this property.

Current Year Disposition:

There was no disposition of real estate investment property during six months ended June 30, 2019.

Operating Leases

As of June 30, 2019, the future minimum contractual rent payments due to the Company under the Company’s non-cancelable operating leases over the next five years and thereafter, excluding any renewal periods, are as follows:

July through December 2019	$453,780
2020	907,560
2021	907,560
2022	998,460
2023	1,016,640
2024	1,016,640
Thereafter	2,287,440
$7,588,080

Revenue Concentration

The Company’s revenue concentration based on tenants representing greater than 10% of total revenues for the six months ended June 30, 2019 were as follows:

	Six Months Ended June 30, 2019
Property and Location	Revenue	Percentage of Total Assets
24 Hour Fitness, TX	$54,302	100.0%

Asset Concentration

The Company’s portfolio asset concentration (greater than 10% of total assets) for the fiscal period June 30, 2019 was as follows:

	June 30, 2019
Property and Location	Net Carrying Value	Percentage of Total Assets
24 Hour Fitness, TX	$12,775,963	62.7%

Intangibles

As of June 30, 2019, the Company’s lease intangibles were as follows:

Tenant Origination and Absorption Costs
Cost	$1,012,044
Accumulated amortization	(5,406)
Net amount	$1,006,638

The intangible asset acquired in connection with this acquisition has a remaining amortization period of approximately 7.3 years as of June 30, 2019. The amortization of intangible assets over the next five years and thereafter is expected to be as follows:

Tenant Origination and Absorption Costs
July through December 2019	$64,875
2020	129,749
2021	129,749
2022	129,749
2023	129,749
2024	129,749
Thereafter	293,018
$1,006,638

Note 4. Investments in Unconsolidated Entities

The Company’s investments in unconsolidated entities as of June 30, 2019 and December 31, 2018 are as follows:

	June 30,	December 31,
	2019	2018
ACA Stadium View Student Housing DST	$5,044,301	$5,425,064
AC Prado, LLC	77,250	77,250
ACA Illinois Tier 1 Student Housing DST	206,000	206,000
AC Villas, LLC	135,960	—
Total	$5,463,511	$5,708,314

2019 Investment

AC Villas, LLC ("AC Villas")

On January 30, 2019, the Company invested $132,000 to acquire an approximate 1.0% interest in AC Villas, LLC ("AC Villas"), an affiliate of Arrimus. AC Villas acquired a student housing development which is located at 800 West 26th Street, Austin, Texas, ¼ mile from the University of Texas campus ("Villas on 26th Property"). Arrimus and Mr. Ray Wirta, the chairman of the Company's board of directors, have a business relationship through which Mr. Wirta receives financial consideration. Mr. Wirta is also the father of one of Arrimus’ principals. Therefore, the acquisition of the interest in ACA Villas was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company accrued an acquisition fee of $3,960 to the Advisor in accordance with the terms of its Advisory Agreement (see Note 6).

The Villas on 26th Property is a Class A student housing property built in 2014 and is comprised of 49 units with three- to six-bed layouts (182 beds) within one five - story building with ample subterranean parking. The dwelling units are fully furnished, including Polk audio surround sound systems, Apple TVs and 60” flat screens in every living room, stainless steel appliances, full sized washer/dryers, wood flooring and walk-in closets. Villas on 26th Property has various amenities, including a 24-hour fitness center, live feed security cameras throughout and a large hot tub on the mezzanine level. Villas on 26th residents also enjoy access to nearby various retail spaces.

The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on ACA Villas.

2018 Investments

ACA Stadium View Student Housing DST ("ACA Stadium View")

On April 23, 2018, the Company acquired its first student housing real estate investment through the acquisition of 5,929.9 non-voting, Class A Beneficial Interests in ACA Stadium View, a Delaware statutory trust formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company ("Stadium View Depositor"). The purchase price for the interests was $5,500,000, which constitutes an approximate 31.5598% interest in ACA Stadium View. Arrimus, is a related party; therefore, the acquisition of the interest in ACA Stadium View was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company incurred an acquisition fee $412,032 to the Advisor in accordance with the terms of its Advisory Agreement.

ACA Stadium View owns a student housing development, known as "Stadium View Suites" built in 2016 and 2017, which is located at 1206, 1210, 1214, 1218, and 1222 South Fourth Street, Ames, Iowa, 50010 (the "Stadium View Property"). The unaudited implied value of the Stadium View Property in ACA Stadium View was $43,519,936 after excluding operating reserves of $490,064 and reflecting an existing mortgage loan in the amount of $25,220,000 (the "Loan"). The Company’s interest in the Stadium View Property was equivalent to $13,734,417. The Loan was approximately 58% of the Stadium View Property’s unaudited implied value. The Loan had a remaining term of approximately 9.5 years at the acquisition date, bore interest at the fixed rate of 3.95% per annum, with interest only payments for the remaining term and a principal balance balloon payment due at maturity. ACA Stadium View leases Stadium View Property through a master lease agreement to an operating entity which is the master tenant.

The master tenant rents the Class A Stadium View Property to students who attend Iowa State University, a Big 12 Conference member, and consists of five 4-story apartment buildings and a maintenance facility building. The Stadium View Property has 197 two-, three-, and four-bedroom units with 518 individual tenant beds with average occupancy during the six months ended June 30, 2019 of 90.1%, as reported in the second quarter report of the property by the property manager. Stadium View Property amenities include a clubhouse, fitness room, study and business lounge, game room, coffee bar, tanning bed, fire pit and barbeque grills. The student lease agreements are generally for a period of one year or less.

The Company has performed a consolidation analysis of its investment in ACA Stadium View in accordance with Accounting Standards Codification 810, Consolidation (Topic 810) as described in the "Variable Interest Entities" section. The Company has determined, as a result of its analysis, that it is not the primary beneficiary of its investment in ACA Stadium View, and therefore has not consolidated the entity. The Company has appropriately accounted for its investment under the equity method of accounting.

The breakdown of the Company’s investment in ACA Stadium View as of June 30, 2019 and December 31, 2018 follows:

	June 30,	December 31,
	2019	2018
Purchase price	$5,500,000	$5,500,000
Capitalized acquisition fee to Advisor	412,032	412,032
Capitalized legal fees	6,667	6,667
Share in loss from investment in unconsolidated entity	(461,919)	(266,837)
Distributions received from investment in unconsolidated entity	(412,479)	(226,798)
Total	$5,044,301	$5,425,064

The following is summarized financial information for ACA Stadium View:

	June 30,	December 31,
	2019	2018
Assets:
Real estate investments, net	$38,465,266	$39,508,783
Cash, cash equivalents and restricted cash	644,380	607,911
Other assets	156,766	54,413
Total assets	$39,266,412	$40,171,107

Liabilities:
Mortgage notes payable, net	$25,053,565	$25,000,236
Other liabilities	1,349,060	712,450
Total liabilities	26,402,625	25,712,686
Total shareholders’ equity	12,863,787	14,458,421
Total liabilities and shareholders’ equity	$39,266,412	$40,171,107

	Six Months Ended	Period from April 23 to
	June 30, 2019	June 30, 2018
Total revenue	$1,352,152	$1,783,067
Operating expenses:
Depreciation and amortization	1,094,200	1,447,257
Interest expense	495,328	700,100
Other expense	380,776	481,232
Total expenses	1,970,304	2,628,589
Net loss	$(618,152)	$(845,522)

AC Prado, LLC ("AC Prado")

On September 18, 2018, the Company invested $75,000 to acquire an approximate 0.5% interest in AC Prado, a limited liability company formed under the Delaware Limited Liability Company Act for the purpose of acquiring, operating, holding for long-term appreciation and ultimately selling certain improved real property located at 7114 UTSA Blvd, San Antonio, Texas, commonly known as Prado at University of Texas San Antonio (the "Prado Property"). Arrimus, a related party, is the managing member of AC Prado. Therefore, the acquisition of the interest in AC Prado was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company paid an acquisition fee of $2,250 to the Advisor in accordance with the terms of its Advisory Agreement.

Management believes the Prado Property is a Class A student housing property located adjacent to University of Texas at San Antonio. It was built in 2014 and is comprised of 160 units (472 beds) within one four-story building with an attached parking garage. The dwelling units are fully furnished. The Prado Property has various amenities, including a modern clubhouse with media area, game room, coffee bar, community kitchen and study areas. Additionally, it has a 24-hour fitness center, a business center and luxury, resort-style pool with an outdoor grilling station and covered patio area.

The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on AC Prado.

ACA Illinois Tier 1 Student Housing DST ("ACA Illinois")

On December 24, 2018, the Company invested $200,000 to acquire an approximate 1.0% interest in ACA Illinois, a Delaware statutory trust formed by ACA Illinois Tier 1 Depositor, LLC ("Illinois Depositor"). ACA Illinois acquired certain student housing development, commonly known as 212 East, located at 212 East Green Street, Champaign, Illinois, near the University of Illinois at Urbana-Champaign (the "212 East Property") in September 2018. Arrimus, a related party, is the sole member of Depositor. Therefore, the acquisition of the interest in ACA Illinois was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors. In connection with the acquisition of the Company’s interest, the Company incurred an acquisition fee of $6,000 payable to the Advisor in accordance with the terms of its Advisory Agreement.

The 212 East Property is a Class A student housing property located in the heart of the Campustown district. It was built in 2017 and is comprised of 110 units (428 beds) within one six-story building and offers 91 parking spaces in a garage that is restricted to resident and retail use. The dwelling units are fully furnished, including smart TVs in every bedroom and living room, in-unit washer and dryer, and full-size beds. The 212 East Property has various amenities, including a state-of-the-art fitness center; shared and private study rooms/lounges; a community lounge with billiards, TVs and a kitchenette; and an outdoor courtyard featuring a fire pit, grilling areas and hammocks. 212 residents also enjoy access to onsite retail space that includes a yoga studio and two restaurants.

The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on ACA Illinois.

Note 5. Debt

Mortgage Note Payable, Net

The details of the Company’s mortgage note payable as of June 30, 2019 are as follows:

Collateral	Principal Amount	Contractual Interest Rate (1)	Effective Interest Rate (1)	Loan Maturity
24 Hour Fitness property	$6,187,500	4.95%	4.95%	6/11/2024
Less unamortized deferred financing costs	(132,504)
Net	$6,054,996

(1)	Contractual interest rate represents the interest rate in effect under the mortgage note payable as of June 30, 2019. Effective interest rate is calculated as the actual interest rate in effect as of June 30, 2019.

The following were the face value, carrying amount and fair value of the Company’s mortgage note payable (Level 3 measurement):

	June 30, 2019
	Face value	Carrying Value	Fair Value Estimate
Mortgage note payable	$6,187,500	$6,054,996	$6,187,500

Disclosures of the fair values of financial instruments are based on pertinent information available to the Company as of the period end and require a significant amount of judgment. The actual value could be materially different from the Company’s estimate of value.

Unsecured Credit Facility, Net

The Company ("Borrower") has a Business Loan Agreement and Promissory Note (the "Unsecured Credit Facility") with Pacific Mercantile Bank ("Lender"). The Unsecured Credit Facility was a revolving unsecured line of credit for a maximum principal amount of $6,000,000 and was scheduled to mature on June 11, 2019, unless earlier terminated. On April 30, 2019, the Unsecured Credit Facility was amended and restated, reduced to $5,000,000 and extended to September 11, 2019. On September 9, 2019, the Borrower received an extension of the Unsecured Credit Facility through October 15, 2020.

The Unsecured Credit Facility is secured by the continuing guaranties executed by Mr. Raymond E. Wirta, Chairman of the Board of the Company and a manager of the Sponsor, and a trust belonging to Mr. Wirta. Mr. Wirta’s guaranties become effective upon certain triggering events, including the failure by Borrowers to pay one or more subsequent advances within 90 days of disbursement or an event of default under the Unsecured Credit Facility.

Under the terms of the Unsecured Credit Facility, Borrowers pay a variable rate of interest on outstanding amounts equal to one (1) percentage point over an independent index published in The Wall Street Journal Prime Rate. The interest rate was 6.50% as of June 30, 2019 and December 31, 2018. Effective as of September 19, 2019, the interest rate is 6.0%.

The facility contains customary representations, warranties and covenants. The Company’s ability to borrow under the Unsecured Credit Facility is subject to its ongoing compliance with various affirmative and negative covenants, including with respect to indebtedness, guaranties, mergers and asset sales, liens, dividends, corporate existence and financial reporting obligations. The Unsecured Credit Facility also contains customary events of default, including, without limitation, nonpayment of principal, interest, fees or other amounts when due, violation of covenants, breaches of representations or warranties and change of ownership. Upon the occurrence of an event of default, Lender may accelerate the repayment of amounts outstanding under the Unsecured Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period. As of June 30, 2019 and December 31, 2018, the Company had $4,998,741 and $0 outstanding borrowings, net of deferred financing costs, respectively, under the Unsecured Credit Facility. As of September 26, 2019, the amount outstanding under the Unsecured Credit Facility was $3,726,361.

All Debt Agreements

Pursuant to the terms of mortgage note payable on the Company’s property and the unsecured credit facility, the Company and/or the Borrowers are subject to certain financial loan covenants. The Company and/or the Borrowers were in compliance with all terms and conditions of the applicable loan agreements as of June 30, 2019.

The following summarizes the future principal repayments of the Company’s mortgage note payable and unsecured credit facility as of June 30, 2019:

	Mortgage Note Payable	Unsecured Credit Facility	Total
July through December 2019	$49,633	$5,000,000	$5,049,633
2020	92,525	—	92,525
2021	98,151	—	98,151
2022	103,192	—	103,192
2023	108,492	—	108,492
2024	5,735,507	—	5,735,507
Total debt	6,187,500	5,000,000	11,187,500
Less unamortized deferred financing costs	(132,504)	(1,259)	(133,763)
Net debt	$6,054,996	$4,998,741	$11,053,737

Interest Expense

The following is a reconciliation of the components of interest expense for the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019	2018
Mortgage note payable:
Interest expense	$17,015	$—
Amortization of deferred financing costs	1,467	—
Unsecured credit facility:
Interest expense	17,153	54,916
Amortization of deferred financing costs	7,201	4,688
Total interest expense	$42,836	$59,604

Note 6. Related Party Transactions

The Company pays the independent members of its board of directors for services rendered. The total amount paid was $18,000 for both the six months ended June 30, 2019 and 2018, which the Company paid by issuing shares of the Company's common stock to the directors in accordance with the terms of its director compensation program.

The following are investments in Arrimus controlled and/or managed entities. Arrimus is a related party (see Note 4).

2019 Investment

The Company invested an approximate 1.0% interest in AC Villas, an affiliate of Arrimus. The acquisition of the interest in AC Villas was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board of directors.

2018 Investments

The Company’s first investment was an approximate 31.5598% interest in ACA Stadium View, which was formed by Arrimus. The acquisition of the Company’s 31.5598% interest in the Trust was approved by the conflicts committee of the Company’s board of directors. This acquisition was also approved by the Company’s board of directors with Mr. Wirta recusing himself from voting.

The Company also invested an approximate 0.5% interest in AC Prado. AC Prado’s managing member, AC Prado Manager, LLC, a Delaware limited liability company, and Arrimus are under common control and ownership. This acquisition was also approved by the Company’s board of directors with Mr. Wirta recusing himself from voting.

Furthermore, the Company invested an approximate 1.0% interest in ACA Illinois. Arrimus is the sole member of Illinois Depositor. The acquisition of the interest in ACA Illinois was approved by the Company’s board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board.

Advisory Agreement

The Company has entered into an advisory agreement (the "Advisory Agreement") with the Advisor and the Sponsor. The Advisory Agreement entitles the Advisor to specified fees upon the provision of certain services with regard to the investment of funds in real estate investments, the management of those investments, among other services, and the disposition of investments, as well as entitles the Advisor to reimbursement of organization and offering costs incurred by the Advisor or Sponsor on behalf of the Company, such as expenses related to the Offering, and certain costs incurred by the Advisor or Sponsor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. The Sponsor also serves as the sponsor and advisor for Rich Uncles Real Estate Investment Trust I ("REIT I") and the sponsor of RW Holdings NNN REIT. During the six months ended June 30, 2019 and 2018, no business transactions occurred between the Company and REIT I, or NNN REIT, other than described below.

The costs incurred by the Company pursuant to the Advisory Agreement for the six months ended June 30, 2019 and 2018, as well as the related payable or receivable as of June 30, 2019 and December 31, 2018 are included and summarized in the table below. The receivable and payable are presented in the condensed balance sheets as "Due from affiliates" and "Due to affiliates." See additional information regarding the Advisory Agreement in Note 8.

	Six Months Ended June 30, 2019	June 30, 2019		Six Months Ended June 30, 2018	December 31, 2018
	Incurred	Receivable	Payable	Incurred	Receivable	Payable
Expensed:
Asset management fees (1)	$72,355	$—	$159,208	$31,482	$—	$86,853
Directors and officers’ insurance reimbursements	12,417	—	—	9,008	39,418	—
Expense reimbursements from Sponsor (2)	(139,691)	—	—	(67,430)	12,280	—
Capitalized:
Acquisition fees	375,210	—	400,841	392,402	—	25,631
Reimbursable organizational and offering expenses (3)	104,567	—	2,013	91,009	—	715
		$—	$562,062		$51,698	$113,199

(1)	Included in fees to affiliates in the accompanying condensed statements of operations. The asset management fees of $72,355 and $31,482 for the six months ended June 30, 2019 and 2018, net of $24,119 and $0 asset management fees waived, respectively, have been deferred to support the monthly distributions during the start-up of operations.

(2)	Includes payroll costs related to Company employees that answer questions from prospective stockholders. See "Investor Relations Payroll Expense Reimbursement from Sponsor" below. The Sponsor has agreed to reimburse the Company for these investor relations payroll costs which the Sponsor considers to be offering expenses in accordance with the Advisory Agreement. The receivables related to these costs are reflected in "Due from affiliates" in the condensed balance sheets.

(3)	As of June 30, 2019, the Sponsor had incurred $1,874,473 of organizational and offering expenses on behalf of the Company. However, the Company is only obligated to reimburse the Sponsor to the extent of 3.0% of gross offering proceeds, which was $330,335 for the period ended June 30, 2019. The Company had reimbursed the Sponsor for $328,322 as of June 30, 2019 and $2,013 was payable to the Sponsor and is reflected in "Due to affiliates" in the condensed balance sheets.

The following summarizes all compensation and fees that the Company will pay the Advisor, Sponsor and their affiliates. The board of directors, including a majority of the conflicts committee (comprised of all of the Company’s independent directors), has the right to change the compensation arrangements with the Advisor or Sponsor in the future without the consent of the Company’s stockholders.

Organization and Offering Costs

The Company is obligated to reimburse the Sponsor or its affiliates for organizational and offering expenses (as defined in the Advisory Agreement) paid for by the Sponsor on behalf of the Company. The Company will reimburse the Sponsor for organizational and offering expenses up to 3.0% of gross offering proceeds. The Sponsor and affiliates will be responsible for any organizational and offering expenses to the extent they exceed 3.0% of gross offering proceeds. To the extent such organization and offering expenses are initially borne by the Company, the Sponsor will reimburse the Company for such expenses. Such expenses are then included in the organizational and offering expenses for which the Sponsor is entitled to reimbursement, subject to a maximum of 3.0% of gross offering proceeds. As of June 30, 2019 and December 31, 2018, the Sponsor has incurred organizational and offering expenses in excess of 3.0% of the gross offering proceeds received by the Company. To the extent the Company has more gross offering proceeds from future stockholders, the Company will be obligated to reimburse the Sponsor. As the amount of future gross offering proceeds is uncertain, the amount the Company will be obligated to reimburse to the Sponsor is uncertain. Through June 30, 2019, the Company has reimbursed the Sponsor $328,322 in organizational and offering costs. The Company’s maximum liability for organizational and offering costs through June 30, 2019 was $330,335, of which $2,013 was payable as of June 30, 2019 and is included in "Due to affiliates" in the condensed balance sheet.

Investor Relations Payroll Expense Reimbursement from Sponsor

The Company employs investor personnel that answer inquiries from potential investors regarding the Company and/or its Offering. The payroll expense associated with the investor relations personnel is reimbursed by the Sponsor. The Sponsor considers these payroll costs to be offering expenses. The payroll expense reimbursements from the Sponsor for the six months ended June 30, 2019 and 2018 were $139,691 and $67,430, respectively.

Acquisition Fees

The Company will pay the Advisor acquisition fees in the amount equal to 3.0% of the costs of each investment. The total of all acquisition fees and acquisition expenses shall be reasonable and shall not exceed 6.0% of the contract price of the property. However, a majority of the directors (including a majority of the conflicts committee) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company. For the six months ended June 30, 2019, the Company incurred $375,210 of acquisition fees, of which the full amount of $375,210 was payable as of June 30, 2019 and $371,250 was paid in August 2019.

Asset Management Fees

The Company will pay the Advisor and its affiliates asset management fees in the amount equal to 0.1% of the total investment value of the assets monthly. For purposes of this fee, "total investment value" means, for any period, the total of the aggregate book value of all of the Company’s assets, including assets invested, directly or indirectly, in properties, before deducting depreciation or bad debts or other similar non-cash items.

During the Company’s Offering stage, the Advisor may elect, in its sole discretion, to defer all or any portion of its monthly asset management fee to support distributions. The total amount of asset management fees incurred for the six months ended June 30, 2019 was $72,355, which was deferred, net of waived asset management fees of $24,119. Asset management fees deferred through June 30, 2019 was $159,208, and included in "Due to affiliates" in the condensed balance sheet. This amount is net of $52,898 of cumulative asset management fees waived through June 30, 2019.

Financing Coordination Fees

Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if the Advisor provides a significant amount of the services in connection with the financing or refinancing of any debt that the Company obtains relative to properties, the Company will pay the Advisor or its assignees a financing coordination fee equal to 1.0% of the amount of such financing.

Disposition Fees

For significant assistance in connection with the sale of properties, the Company will pay the Advisor or its affiliates an amount equal to 3.0% of the contract sales price of each property sold; provided, however, that if in connection with such disposition, commissions are paid to third parties unaffiliated with the Advisor or its affiliates, the disposition fees paid to the Advisor, its affiliates and unaffiliated third parties may not exceed 6.0% of the contract sales price.

Liquidation Fees

The Company will pay the Advisor a liquidation fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 30.0% of the increase in the resultant value per share compared to the Highest Prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the Preferred Return, pro-rated for the year in which the liquidation event occurs.

Operating Expenses

Unless the Company’s conflicts committee and directors make a finding, based on nonrecurring and unusual factors which they deem sufficient, that a higher level of expenses is justified for a period, the Company will not reimburse the Advisor and its affiliates for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (i) 2.0% of average invested assets or (ii) 25.0% of net income other than any additions to depreciation, bad debt or other similar noncash items and excluding any gain from the sale of assets for that period (the 2%/25% Limitation"). In the event that annual operating expenses exceed these limits as of the end of a six-month calendar period (for the 12-months then ended) the directors must, within 60 days after the end of such six-month period, inform the stockholders of the factors the directors considered in arriving at the conclusion that such higher operating expenses were justified. If the directors do not determine the higher expenses were justified for the period, they must cause the Advisor, Sponsor and affiliates to reimburse the Company to the extent these limitations were exceeded. Additionally, the Company will not reimburse the Advisor, Sponsor and affiliates for personnel costs in connection with services for which any of them receives acquisition fees or disposition fees. Operating expense reimbursements for the four fiscal quarters ended June 30, 2019 exceeded the 2%/25% Limitation given the costs of operating a public company and the early stage of operations, and accordingly, no reimbursement of operating expenses has been made.

Subordinated Participation Fees

The Company will pay the Advisor or an affiliate a subordinated participation fee calculated as of December 31 of each year and paid (if at all) in the immediately following January. The subordinated participation fee is only due if the Preferred Return, as defined, is achieved and is equal to the sum of (using terms as defined in the Advisory Agreement):

(i)	30.0% of the product of (a) the difference of (x) the Preliminary NAV per share minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus

(ii)

30.0% of the product of: (a) the amount by which aggregate cash distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, exceed the Preferred Return, multiplied by (b) the weighted average number of shares outstanding for the annual period calculated on a monthly-basis.

Note 7. Commitments and Contingencies

Economic Dependency

The Company depends on the Sponsor and the Advisor for certain services that are essential to the Company, including the sale of the Company’s shares of common stock, the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Legal and Regulatory Matters

From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

As disclosed in the Company’s Offering Circular, the SEC has been conducting a non-public fact-finding inquiry regarding REITs that are affiliated with the Sponsor. While the Company was not a formal named party in this inquiry, information has been provided by the Sponsor relating to the Company’s “testing the waters” announcements that were published prior to the commencement of its public stock offering.

Recently, the Company’s Sponsor proposed a settlement of the investigation to the SEC and, on September 26, 2019, the SEC accepted the settlement and entered an order (the “Order”) instituting proceedings against the Sponsor pursuant to Section 8A of the Securities Act and Section 21C of the Exchange Act. The Company is not a party to the settlement and understands that the staff of the enforcement division of the SEC does not to intend to recommend any action against the Company.

Under the settlement, the Sponsor, without denying or admitting any substantive findings in the Order, consented to entry of the Order, finding violations by it of Section 5(b)(1) of the Securities Act and Section 15(a) of the Exchange Act. The Order does not find that the Sponsor violated any anti-fraud provisions of the federal securities laws or any other law and does not find any criminal violations or any scienter based violation involving the offer and sale of securities.

Under the terms of the Order, the Sponsor agreed to (i) cease-and-desist from committing or causing any future violations of Section 5(b) of the Securities Act and Section 15(a) of the Exchange Act, (ii) pay to the SEC a civil money penalty in the amount of $300,000 within 14 days of the entry of the Order, and (iii) undertake that any real estate investment trust which is or was formed, organized, or advised by it, including the Company, will not distribute securities except through a registered broker-dealer. Although the Company is not a party to the settlement or the Order, the Sponsor’s undertaking in the Order will result in the securities the Company issues in the Offering being distributed only through a registered broker-dealer.

On September 18, 2019, a lawsuit was filed in the Superior Court of the State of California, County of Los Angeles, against the Company's Sponsor by “John Doe,” a fictitiously-named individual who was one of its Sponsor’s former employees. Though the Company's Sponsor has not yet received formal service of this lawsuit, the Company's Sponsor understands that the plaintiff is their former Chief Digital Officer, who along with six other employees was subject to a reduction in force, communicated to all in advance, that was the result of financial constraints of the Sponsor which necessitated the elimination of numerous job positions. In the lawsuit, the former employee claims he was terminated in retaliation for his purported whistleblowing with respect to alleged misleading statements made by the Company's Sponsor and fraudulently induced arbitration requirements applicable to employees and investors. The complaint seeks to enjoin and rescind the enforcement of the arbitration agreement signed by the former employee and the arbitration requirements related to this complaint. The Company's Sponsor strongly denies all the allegations in this complaint and intends to vigorously defend against the claims made by the plaintiff.

Note 8. Subsequent Events

The Company evaluates subsequent events up until the date the financial statements are issued.

Acquisition of Real Estate

On September 27, 2019, the Company completed the acquisition of a single-story retail building with approximately 2,100 square feet located in Manhattan, Kansas, near Kansas State University. This property is 100% leased to Starbucks Corporation. The property’s double-net lease expires on June 30, 2029. The property is expected to generate $1,091,000 in total rental revenue over the course of its remaining lease term. The contract purchase price for the property was $1,808,128 which was funded with net proceeds from the Company’s registered offering of common stock. The seller of the property was not affiliated with the Company or its affiliates. Under the terms of the Company’s Advisory Agreement with its sponsor, BrixInvest, LLC, and its Advisor, the Company will pay the Advisor an acquisition fee of $54,244 in connection with this acquisition.

Distributions

Distributions declared for periods subsequent to June 30, 2019 were as follows:

Distribution Period	Rate Per Share Per Day	Declaration Date	Payment Date
July 1-31, 2019	$0.00081522	June 25, 2019	August 21, 2019
August 1-31, 2019	$0.00081522	June 25, 2019	September 18, 2019
September 1-30, 2019	$0.00081522	June 25, 2019	October 21, 2019 (1)
October 1-31, 2019	$0.00080645	September 25, 2019	November 21, 2019 (1)

(1)	Expected payment date.

Offering Status

Through August 31, 2019, the Company had sold 2,557,955 shares of the Company’s common stock pursuant to the Offering for aggregate gross offering proceeds of $12,789,784, which included 70,546 shares of common stock sold under its SRP Offering for aggregate gross proceeds of $352,741.

Shareholder Repurchase Program

Subsequent to June 30, 2019, the Company had repurchased 54,627 shares of common for $265,807.

Temporary Suspension of the Offering, Share Repurchase Program and Distribution Reinvestment Plan

The Company's Sponsor recently announced that it has entered into a contribution agreement with NNN REIT whereby the Sponsor would contribute substantially all of its assets to NNN OP, including the Company's Advisor and the advisory agreement the Company has entered into with its Advisor. Concurrent with NNN REIT’s suspension of its offering, and given the pendency of the NNN REIT self-management transaction, the Company has also chosen to suspend its offering as the Company assesses its external advisor options, which could include negotiating a new advisory agreement or continuing with the Company's existing Advisor. After the Company concludes its assessment of the various options, the Company will update its SEC filings to report the determination of the Company's board of directors.

On September 20, 2019, the Company filed a Form 1-U dated September 19, 2019 announcing that effective on the close of business on September 18, 2019 the Company temporarily suspended the Offering of its common stock and will defer any capital inflows until the Company announces a decision with regard to the retention of an external advisor. The Company also announced that its distribution reinvestment plan has been temporarily suspended and during the suspension all future distributions shall be paid to the Company’s stockholders in cash. In addition, the SRP will be temporarily suspended effective on October 19, 2019. The Offering, DRP and SRP will remain suspended until such time, if any, as the board of directors, in its discretion, may approve their reinstatement, at which time stockholders enrolled in the DRP will again automatically purchase shares pursuant to such program and will again be eligible to participate in the SRP, unless otherwise determined by the Company’s board of directors.

APPENDIX A

INVESTMENT FORM AND SUBSCRIPTION AGREEMENT
BRIX REIT, INC.

A-1

Investment Form

BRIX REIT, Inc.
SUBSCRIPTION AGREEMENT

BRIX REIT

Date ______________________

1. Investment by "U.S. Persons" Only (see Section 4 below for qualifications)

Minimum Investment: 20 Shares* $ ______________________

*Investors must be U.S. Persons and amount of the Investment cannot exceed 10% of the greater of an Investor's:

1) Annual income or net worth if a natural person with annual income and net worth (determined as provided in Section 7 C below); or

2) Revenue or net assets for such Investor's most recently completed fiscal year end if a non-natural person.

2. Account Type (Check One Box Only)

☐ Individual	☐ Pension Plan [2]	☐ Traditional IRA
☐ Joint Tenants [1]	☐ Profit Sharing Plan [2]	☐ Simple IRA
☐ Tenants in Common [1]	☐ KEOGH Plan [2]	☐ SEP IRA
☐ Community Property [1]	☐ Other [2]	☐ ROTH IRA
☐ Trust [2]	☐ Corporation [2]	☐ Partnership/LLC
☐ Solo 401K		

1 All parties must sign.

2 Please attach pages of Trust/Plan document (or corporate/entity resolution) which lists the name of Trust/Plan/Entity, Trustees/officers or authorized signatories, signatures and date.

3. Investor Information

Investor 1 Name					
US Tax ID#		Date of Birth			
Profession / Occupation		Street Address			
City		State		Zip Code

A-2

Phone

Email

NOTE: You will receive investor communications electronically via email

Alternative Street Address

Alternative City

Alt. State

Alt. Zip Code

Are you associated with a Broker Dealer?

☐ No ☐ Yes

Employer Name

Employer Address

Street

City

Country

State

Zip Code

☐ I wish to receive written communications sent to my mailing address

☐ US Citizen

☐ US Citizen residing outside the US

☐ Foreign citizen - US green card holder
(With Tax ID)

A-3

Investor 2 Name

US Tax ID#

Date of Birth

Profession / Occupation

Street Address

City

State

Zip Code

Phone

Email

NOTE: You will receive investor communications electronically via email

Alternative Street Address

Alternative City

Alt. State

Alt. Zip Code

Are you associated with a Broker Dealer?

☐ No ☐ Yes

Employer Name

Employer Address

Street

City

Country

State

Zip Code

☐ I wish to receive written communications sent to my mailing address

☐ US Citizen

☐ US Citizen residing outside the US

☐ Foreign citizen - US green card holder
(With Tax ID)

A-4

4. Certification as to U.S. Personhood of Investor(s)

☐ The investor, or each investor (if there is more than one), is a U.S. Person (as defined below) and is not acquiring Shares in BRIX REIT, Inc. for the account or benefit of a non-U.S. Person. A "U.S. Person" means any one of the following:

5. Account Title

Please print names in which shares of common stock are to be registered. Include trust/entity name if applicable. If IRA or qualified plan, include both custodian and investor names and IRA account number. If the same as in Section 3, please write "SAME".

Name of Account Line 1 ____________________

Name of account Line 2 ____________________

US Tax ID# ____________________ Secondary US Tax ID# ____________________

6. Custodian/Trustee/Entity Information

Name (Custodian, Trustee, Entity) ____________________

Address ____________________

Phone ____________________ Email ____________________

Tax Identification Number of (Custodian, Trustee, Entity) ____________________

Investor's Account Number with (Custodian, Trustee, Entity) ____________________

For Custodian Accounts, such as IRAs and other qualified plans, a completed copy of this investment form should be sent directly to the Custodian who will then forward the necessary documentation and payment to BRIX REIT, Inc.

A-5

7. Financial Suitability

Investor suitability standards were created to provide minimum qualification guidelines which if not met, would indicate that the subject investment is not appropriate for the investor. Please refer to section 8 for suitability requirements.

The Investor had an annual gross income last year of

The Investor has a net worth of

Approximately what dollar amount of your total net worth is invested in non-listed or private offerings and real estate other than your home?

Non-listed or Private	Real Estate
$	$

How many years of experience do you have investing in real estate other than your home?

How many years of experience do you have investing in non-listed or private offerings?

Approximately what dollar amount of your total net worth can be converted to cash within 90 days?
Please consider all liquid assets, including but not limited to, checking and savings accounts, money market accounts, mutual funds, stocks, bonds, publicly traded REITs, etc. Do not include real estate, private placements, or other illiquid assets

How many years of experience do you have investing in mutual funds, stocks, bonds, publicly traded REITs?

How would you describe your investment objective?

When do you anticipate needing liquidity from your investment?

What is the highest level of education you have completed?

Do you use a financial advisor or consultant?

Do you believe you have sufficient knowledge and experience in financial and business affairs to evaluate the merits and risks of an investment in our company?

Yes	No

A-6

8. Investor Initials - Investor Representation and Warranty

In order to induce BRIX REIT, Inc. to accept this investment, I hereby represent and warrant as follows (initial all Sections that apply to you):

Initials

A. OFFERING CIRCULAR DELIVERY

I have agreed to receive the Offering Circular for the Company's common stock and other information regarding my investment in electronic format from the Company's website. I acknowledge receipt of the Offering Circular in electronic format. I may withdraw my consent to receive this information in electronic format at any time by notifying the Company in writing or via email. Information provided in electronic will remain available on the Company's website. I may request this information by mailing a written request to the Company at 3090 Bristol Street, Suite 550, Costa Mesa, California 92626. Delivery charges may apply to Offering Circular and other information requested in writing. The Company's Offering Circular is always available for public inspection at the website of the Securities and Exchange Commission, www.sec.gov.

B. TAXPAYER INFORMATION

(REQUIRED FOR US CITIZENS) I under penalties of perjury, certify that (i) I am a U.S. Citizen (including a U.S. resident alien) and (ii) I have not been notified by the Internal Revenue Service that I am subject to backup withholding. By signing this Investment form, I agree to provide documentation to and confirm that my personal information is true and correct, upon request.

C. FINANCIAL SUITABILITY STANDARDS

I hereby represent and warrant that the Investment amount set forth in Section 2 above is no more than ten percent (10%) of the greater of my:

1) Annual income or net worth if I am a natural person, with annual income and net worth or having been determined without including the following:

    A) My primary residence asset value;

    B) Indebtedness that is secured by my primary residence, up to the estimated fair market value of the primary residence as of the date set forth in Section 2 above (except that if the amount of such indebtedness outstanding exceeds the amount outstanding 60 days prior, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

    C) Indebtedness that is secured by my primary residence in excess of the estimated fair market value of the primary residence as of the date set forth in Section 2 above shall be included as a liability;

2) Revenue or net assets for my most recently completed fiscal year end if I am a non-natural person.

D. Please initial in the box to the left if you would like to receive investor communications electronically

Electronic delivery of investor communications is optional. Your consent to electronic delivery above authorizes BRIX REIT, Inc. to deliver certain investor communications to you electronically via email or by making them available on your BRIX REIT dashboard through BRIX REIT, Inc.'s website at https://www.brix-reit.com/ and notifying you via email when such documents are available. Investor communications that may be delivered electronically include account statements, tax forms, annual reports, proxy statements and other investor communications. By electing electronic delivery, you (i) agree that you have provided a valid email address in Section 3 of this subscription agreement; (ii) agree that you have the appropriate hardware and software to receive email notifications and view PDF documents; (iii) understand you may incur certain costs associated with downloading and printing investor documents; and (iv) understand that electronic delivery also involves certain risks, including, among others, system or network outages that could impair your timely receipt of or access to your documents. BRIX REIT, Inc. may choose to send one or more items to you in paper form despite your consent to electronic delivery. You may request a paper copy of any particular investor document. Your consent will be effective until you revoke it by either changing your delivery preference on your BRIX REIT dashboard through BRIX REIT, Inc.'s website at https://www.brix-reit.com/ or by sending the revocation request to accounts@brixreit.com.

A-7

9. Distribution Reinvestment Plan – Optional

☐ I wish to participate in BRIX REIT's Distribution Reinvestment Plan as described in the Offering Circular. If you DO NOT wish to reinvest your distributions, please provide the following information:

Account Number

Routing Number

NOTE: To receive cash distributions, bank account details are required. If left blank, distributions will be reinvested to purchase additional BRIX REIT, Inc. shares.

10. Signatures

E-Signature Consent:

The parties agree that this agreement may be electronically signed. The parties agree that the electronic signatures appearing on this agreement are the same as handwritten signatures for the purposes of validity, enforceability, and admissibility.

☐ Yes ☐ No

A. INDIVIDUAL INVESTOR, JOINT TENANTS, TENANTS IN COMMON OR COMMUNITY PROPERTY

Signature – Investor 1 ______________________

Signature – Investor 2 ______________________

B. FOR OTHER INVESTORS (PENSION PLAN, IRA, CORPORATION, PARTNERSHIP, LLC, TRUST, etc.)

Print Name of Entity (Investor)

Print Name of Authorized Representative By:

Title

Signature (Representative) ______________________

NOTE: Additional signers see page 8

You have the right to rescind this sale within five days from your investment date. You will receive full funds without interest of your investment as a result.

A-8

B. Continued (Additional Signers)

Signer: 2

Title

US Tax ID#

Date of Birth

Profession / Occupation

Street Address

City

State

Zip Code

Are you associated with a Broker Dealer?

☐ No ☐ Yes

Employer Name

Employer Address

Street

City

Country

State

Zip Code

☐ I wish to receive written communications sent to my mailing address

☐ US Citizen

☐ US Citizen residing outside the US

☐ Foreign citizen - US green card holder
(With Tax ID)

E-Signature Consent:

The parties agree that this agreement may be electronically signed. The parties agree that the electronic signatures appearing on this agreement are the same as handwritten signatures for the purposes of validity, enforceability, and admissibility.

☐ Yes ☐ No

Signature (Representative)

A-9

B. Continued (Additional Signers)

Signer: 3

Title

US Tax ID#

Date of Birth

Profession / Occupation

Street Address

City

State

Zip Code

Are you associated with a Broker Dealer?

☐ No ☐ Yes

Employer Name

Employer Address

Street

City

Country

State

Zip Code

☐ I wish to receive written communications sent to my mailing address

☐ US Citizen

☐ US Citizen residing outside the US

☐ Foreign citizen - US green card holder
(With Tax ID)

E-Signature Consent:

The parties agree that this agreement may be electronically signed. The parties agree that the electronic signatures appearing on this agreement are the same as handwritten signatures for the purposes of validity, enforceability, and admissibility.

☐ Yes ☐ No

Signature (Representative) ______________________

A-10

B. Continued (Additional Signers)

Signer: 4

Title

US Tax ID#

Date of Birth

Profession / Occupation

Street Address

City

State

Zip Code

Are you associated with a Broker Dealer?

☐ No ☐ Yes

Employer Name

Employer Address

Street

City

Country

State

Zip Code

☐ I wish to receive written communications sent to my mailing address

☐ US Citizen

☐ US Citizen residing outside the US

☐ Foreign citizen - US green card holder
(With Tax ID)

E-Signature Consent:

The parties agree that this agreement may be electronically signed. The parties agree that the electronic signatures appearing on this agreement are the same as handwritten signatures for the purposes of validity, enforceability, and admissibility.

☐ Yes ☐ No

Signature (Representative)

A-11

B. Continued (Additional Signers)

Signer: 5

Title

US Tax ID#

Date of Birth

Profession / Occupation

Street Address

City

State

Zip Code

Are you associated with a Broker Dealer?

☐ No ☐ Yes

Employer Name

Employer Address

Street

City

Country

State

Zip Code

☐ I wish to receive written communications sent to my mailing address

☐ US Citizen

☐ US Citizen residing outside the US

☐ Foreign citizen - US green card holder
(With Tax ID)

E-Signature Consent:

The parties agree that this agreement may be electronically signed. The parties agree that the electronic signatures appearing on this agreement are the same as handwritten signatures for the purposes of validity, enforceability, and admissibility.

☐ Yes ☐ No

Signature (Representative)

A-12

Transfer on Death Designation

BRIX REIT, INC.
TRANSFER ON DEATH FORM (TOD)

This form is NOT VALID for Trust, Entity or IRA accounts.

Both pages of this form must accompany the subscription agreement. Our transfer agent is located in _______, and thus, a Transfer on Death ("TOD") designation pursuant to this form and all rights related thereto shall be governed by the laws of the State of ________.

PLEASE REVIEW THE FOLLOWING IN ITS ENTIRETY BEFORE COMPLETING THE TRANSFER ON DEATH FORM:

1. Eligible accounts

Individual accounts and joint accounts with rights of survivorship are eligible. A TOD designation will not be accepted from residents of Louisiana or Texas.

2. Designation of beneficiaries

The account owner may designate one or more beneficiaries of the TOD account. Beneficiaries are not "account owners" as the term is used herein.

3. Primary and contingent beneficiaries

The account owner may designate primary and contingent beneficiaries of the TOD account. Primary beneficiaries are the first in line to receive the account upon the death of the account owner. Contingent beneficiaries, if any are designated, receive the account upon the death of the account owner if, and only if, there are no surviving primary beneficiaries.

4. Minors as beneficiaries

Minors may be beneficiaries of a TOD account only if a custodian, trustee, or guardian is set forth for the minor on the transfer on death form. By not providing a custodian, trustee, or guardian, the account owner is representing that all of the named beneficiaries are not minors.

5. Status of beneficiaries

Beneficiaries have no rights to the account until the death of the account owner or last surviving joint owner.

6. Joint owners

If more than one person is the owner of an account registered or to be registered TOD, the joint owners of the account must own the account as joint tenants with rights of survivorship.

7. Transfer to designated beneficiaries upon the owner's death:

A - Percentage designation

Unless the account owner designates otherwise by providing a percentage for each beneficiary on the Transfer on Death Form, all surviving beneficiaries will receive equal portions of the account upon the death of the account owner.

B - Form of ownership

Multiple beneficiaries will be treated as tenants in common unless the account owner expressly indicates otherwise.

C - Predeceasing beneficiaries

If the account owner wishes to have the account pass to the children of the designated beneficiaries if the designated beneficiaries predecease the account owner, the account owner must check the box labeled Lineal Descendants per Stirpes ("LDPS") in Section B of this form. If the box is not checked, the children of beneficiaries who die before you will not receive a portion of your account. If the account is registered LDPS and has contingent beneficiaries, LDPS takes precedence. If a TOD account with multiple beneficiaries is registered LDPS, the LDPS registration must apply to all beneficiaries. If the account is not registered LDPS, a beneficiary must survive the account owner to take the account or his or her part of the account. In the case of multiple beneficiaries, if one of the beneficiaries does not survive the account owner, the deceased beneficiary's share of the account will be divided equally among the remaining beneficiaries upon the death of the account owner. If no beneficiary survives the account owner, the account will be treated as part of the estate of the account owner.

D - Notice of dispute

Should the transfer agent receive written notice of a dispute over the disposition of a TOD account, re-registration of the account to the beneficiaries may be delayed.

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8. Revocation or changes

An account owner or all joint owners may revoke or change a beneficiary designation. The Change of Transfer on Death (TOD) Form is available for this purpose on the transfer agent's website or from your registered representative.

9. Controlling terms

The language as set forth in the TOD account registration shall control at all times. Unless the transfer agent is expressly instructed by the account owner to change the status of the account or the beneficiary designation prior to the account owner's death, the person or persons set forth as the beneficiaries of the account shall remain the beneficiaries of the account, and events subsequent to the registration of the account as a TOD account shall not change either the rights of the persons designated as beneficiaries or the status of the account as a TOD account.

A - Divorce

If the account owner designated his or her spouse as a TOD beneficiary of the account, and subsequently the account owner and the beneficiary are divorced, the fact of the divorce will not automatically revoke the beneficiary designation. If the account owner wishes to revoke the beneficiary designation, the account owner must notify BRIX REIT, Inc. of the desired change in writing as specified in paragraph 8 above.

B - Will or other testamentary document

The beneficiary designation may not be revoked by the account owner by the provisions of a will or a codicil to a will.

C - Distributions, interest, and capital gains after the account owner's death

i. Accruals to the account which occur after the death of the account owner or last surviving joint owner, and are still in the account when it is re-registered to the beneficiaries, stay with the account and pass to the beneficiaries.

ii. Where the account has been coded for cash distributions, and such distributions have actually been paid out prior to notice to the transfer agent of the death of the account owner, such distributions are deemed to be the property of the estate of the original account owner and do not pass with the account to the designated beneficiaries.

10. TOD registrations may not be made irrevocable.

1. Stockholder Information

Name of stockholder(s) exactly as indicated on subscription agreement

Stockholder Name

Mr. ☐ Mrs. ☐ Ms. ☐ First ______ Middle ______ Last ______

Co-Stockholder Name (if applicable)

Mr. ☐ Mrs. ☐ Ms. ☐ First ______ Middle ______ Last ______

	Stockholder	Co-Stockholder
Social Security Number(s)		

(Not accepted from residents of Louisiana, Puerto Rico or Texas)

	Stockholder	Co-Stockholder
Daytime Telephone

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2. Transfer On Death (Not permitted in Louisiana, Puerto Rico or Texas)

I (we) authorize the transfer agent to register the percentage of shares of common stock set forth below in beneficiary form, assigning investorship on my (our) death to the TOD beneficiary(ies) named below. Use an additional sheet of paper if space is needed to designate more TOD beneficiaries. Complete information must be provided for all TOD beneficiaries.

Select Beneficiary Type: ☐ Primary ☐ Contingent

Name

Relationship

Birth Date / /

Social Security Number or Tax ID #

TOD Share Percentage %

Select Beneficiary Type: ☐ Primary ☐ Contingent

Name

Relationship

Birth Date / /

Social Security Number or Tax ID #

TOD Share Percentage %

Select Beneficiary Type: ☐ Primary ☐ Contingent

Name

Relationship

Birth Date / /

Social Security Number or Tax ID #

TOD Share Percentage %

Select Beneficiary Type: ☐ Primary ☐ Contingent

Name

Relationship

Birth Date / /

Social Security Number or Tax ID #

TOD Share Percentage %

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☐ **Lineal Descendants per Stirpes ("LDPS")**
Check if you wish to have the account pass to children of the above-designated beneficiary(ies) if the designated beneficiary(ies) predeceases the stockholder. The LDPS designation will apply to all designated beneficiaries.

3. Signature

By signing below, I (we) authorize the transfer agent to register the shares in beneficiary form as designated above. I (we) agree on behalf of myself (ourselves) and my (our) heirs, assigns, executors, administrators and beneficiaries to indemnify and hold harmless the transfer agent and any and all of its affiliates, agents, successors and assigns, and their respective directors, officers and employees, from and against any and all claims, liabilities, damages, actions and expenses arising directly or indirectly relating to this TOD designation or the transfer of my (our) shares in accordance with this TOD designation. If any claims are made or disputes are raised in connection with this TOD designation or account, the transfer agent reserves the right to require the claimants or parties in interest to arrive at a final resolution by adjudication, arbitration, or other acceptable method, prior to transferring any TOD account assets. I (we) have reviewed all the information set forth on pages 1 and 3 of this form.

I (we) further understand that the transfer agent cannot provide any legal advice and I (we) agree to consult with my (our) attorney, if necessary, to make certain that any TOD designation is consistent with my (our) estate and tax planning and is valid. Sign exactly as the name(s) appear(s) on the statement of account. All investors must sign.

This TOD is effective subject to the acceptance of the transfer agent

Signature - Investor (Required)	Signature - Co-Investor (If Applicable)
Date	Date

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APPENDIX B

BRIX REIT, Inc.

DISTRIBUTION REINVESTMENT PLAN

BRIX REIT, Inc., a Maryland real estate investment trust (the “Company”), has adopted a Distribution Reinvestment Plan (the “DRP”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s charter documents unless otherwise defined herein.

1. Number of Shares Issuable. The number of Shares authorized for issuance under the DRP is 4,000,000.

2. Participants. ”Participants” are holders of the Company’s Shares who elect to participate in the DRP.

3. Distribution Reinvestment. The Company will apply that portion (as designated by a Participant) of the dividends and other distributions (“Distributions”) declared and paid in respect of a Participant’s Shares to the purchase of additional Shares for such Participant. Such shares will be sold directly by the Company to the Participant in the same manner in which the Company sold the underlying shares to which the Distributions relate unless the Participant makes a new election through a different distribution channel. The Company will not pay selling commissions on Shares purchased in the DRP.

4. Procedures for Participation. Qualifying stockholders may elect to become Participants by completing and executing the Subscription Agreement, an enrollment form or any other Company-approved authorization form as may be available from the Company. To increase their participation, Participants must complete a new enrollment form. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the DRP on the date that the Company makes a Distribution. Distributions will be paid as authorized and declared by the Company’s board of directors.

5. Purchase of Shares. Until the Company establishes an estimated value per Share that is not based on the price to acquire a Share in the Company’s primary offering or a follow-on public offering, Participants will acquire Shares at a price of $5.00 per share. Beginning December 31 of the year after the first year that the board of directors has determined that the Company’s real estate properties portfolio has sufficiently stabilized for the purposes of a meaningful valuation, and thereafter annually on each December 31 of each subsequent year, the Company’s board of directors will annually adjust the offering price of shares to a Net Asset Value per Share (“NAV”) estimated by the Company. Upon the Company’s announcement that the Company has established an estimated NAV, Participants will acquire Shares at a price equal to the estimated NAV as updated annually. Participants in the DRP may purchase fractional shares so that 100% of the Distributions will be used to acquire shares. However, a Participant will not be able to acquire shares under the DRP to the extent such purchase would cause it to exceed limits set forth in the Company’s declaration of trust, as amended.

6. Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRP.

7. Share Certificates. The shares issuable under the DRP shall be uncertificated until the board of directors determines otherwise.

8. Voting of DRP Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant will be entitled to vote all shares acquired by the Participant through the DRP.

9. Termination by Participant. A Participant may terminate participation in the DRP at any time by delivering to the Company a written notice. To be effective for any Distribution, such notice must be received by the Company at least ten business days prior to the last day of the month to which the Distribution relates. Any transfer of Shares by a Participant will terminate participation in the DRP with respect to the transferred Shares.

10. Amendment or Termination of DRP by the Company. The Company may amend or terminate the DRP for any reason upon ten days’ notice to the Participants. The Company may provide notice by including such information in a separate mailing to Participants.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act.

12. Governing Law. The DRP shall be governed by the laws of the State of Maryland.

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BRIX REIT, Inc.

Sponsored by
BrixInvest, LLC

UP TO $36,682,800 IN COMMON STOCK

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth above. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

December 23, 2019